7/11

02042574

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Interpump Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

FILE NO. 82- 4571 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/12/02

INTERPUMP GROUP

2001
Annual Report

INTERPUMP GROUP

Letter to Shareholders

Dear Shareholders,

The performance for 2001 confirms the solidity and competitive strength of the Interpump Group, that, from the year of its stock exchange listing (1996) **has more than doubled its revenue** and almost **tripled its net profit, reflecting a rate of compound annual growth of 23%.** These major results in terms of growth and development of the Interpump Group were achieved thanks to the competitive strength of the organization and also to the diversification of operations in relation to different business sectors and different geographical areas.

The main developments and events of 2001 were as follows:

- the Cleaning sector, that, with 45% of net consolidated revenue for the year, constitutes the main activity for the Group, recorded an increase in net revenue of 8.5%. The achievement of these excellent results confirms the appropriateness of Group operations in the sector - especially when viewed within the context of an unfavourable macroeconomic situation - and strengthens Group commitment to continue investing in this sector. Significant investments were made during 2001 in the research and development of new products and in increasing production capacity, the benefits of which will be reflected in the accounts of future years. Specifically, investments made during the year led to the launch of a new multi-function machine designed to operate as a conventional vacuum cleaner, a wet vac with water filtration, a hot-water, cold-water or steam carpet cleaner and as an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor cleaner, and two new models of high-pressure washers, as well as a variety of new accessories for professional high-pressure washers. Investments made during 2001 also include the 12.7 million euro spent on industrial buildings. These investments will allow further rationalization of production activities leading to improvements in terms of company efficiency and output. The investment plan will be completed in 2002, a year in which further investments for approximately 6.3 million euro are expected for the completion of the work begun in 2001 and the construction of another industrial building. The benefits from these investments will begin to emerge in 2002, becoming even more apparent in 2003.

- The Hydraulic Sector, which accounts for 30% of Group net revenues, recorded an increase in sales of 0.7%, despite difficulties on the North American market, where the Interpump Group, the second American manufacturer of power take-offs for industrial vehicles, managed to contain the downturn in turnover to 6.6% in a market that recorded a far greater drop in sales of industrial vehicles. In contrast, the Hydraulic Sector grew by 6.3% in Europe, with Hydrocar and P.Z.B.. In Italy, in the month of July last, the Group acquired control of Hydroven, a company in which the Group previously held 36%, thus strengthening its competitive position in the sector. The Group has also continued developing manufacturing synergies, on the one hand among the various companies based in Italy, and, on the other, between Europe and the United States.

- The Industrial Sector, which accounts for 25% of consolidated net revenues, recorded a drop of 2.9%, due to both the fall-off in the American market - the main outlet for high-pressure pumps (partially offset by the growth in other Countries), and to the drop in sales of electric motors. During the course of the year two new lines of high-pressure pumps were launched, which have gone to bolster the already wide range of products, as well as a number of new models of accessories.

With respect to 2000, **net revenues** grew by 3.5% to **426.1 million euro**, and **EBITDA** rose by almost 2% to **81.3 million euro,** equivalent to 19.1% of sales. Net profit grew by around 13% to reach 21.4 million euro (19.0 million euro in 2000). Earnings per share adjusted to take into account goodwill amortization was 0.401 euro with respect to the 0.366 euro of 2000 and therefore up by 9.6%. **Cash flow** generated in 2001 was **47.3 million euro**, substantially in line with 2000. The marked capacity to generate liquidity displayed by the company has made it possible to maintain the level of indebtedness substantially unchanged (176.4 million euro at 31/12/2001) compared to the previous year, despite the 24.3 million euro of capital expenditure which includes the investments in the Cleaning Sector as described above, the acquisition of investments for 6.8 million euro, dividends for 8.9 million euro, and purchase of treasury stock for 1.9 million euro.

The **dividend** that the Board of Directors intends to propose for approval of the Shareholders' Meeting is **0.10 euro, representing an increase of 15%** with respect to the amount distributed in 2000. The dividend will be payable as from 9 May, with registration date of 6 May. This dividend is equivalent to 2.5% of the average value of the share during the first two months of 2002.

Results for the 2001 financial statements provide further confirmation of the dynamic nature and soundness of the Interpump Group, which, apart from achieving excellent results in terms of profitability, has also consolidated its standing as an industrial organization with an elevated capacity to generate liquidity. Since 1996, the first year of Stock Market listing, Interpump Group has generated **accumulated operating cash flow of 211 million euro**, of which 45%, or **94 million euro** has been **returned to Shareholders** in the form of dividends and purchases of treasury stock. The Group's growth has been made possible, apart from internal development, also thanks to the 11 equity investments made, which called for capital expenditure of 168 million euro. It should be stressed that the development of the Group during the year confirmed the high levels of profitability in relation to invested capital (**ROCE** unchanged at **20.3%**) while significantly improving **ROE** (return on equity), which rose from 11.4% to **20%**. The Group's excellent profitability and cash flow generation, plus its capacity to create value with the acquisition and incorporation of companies, constitute the basis for its historic development and the strategy underpinning plans for future growth. In January 2002 a five-year loan for 60 million euro was taken out to support the acquisitions strategy to which the Group maintains its commitment.

RESEARCH AND DEVELOPMENT

Interpump Group invests constantly in the research and development of products and innovative technical solutions, with the aim of maintaining and strengthening its presence in the business sectors in which it is active. The Group is equipped with an R&D structure able to offer its

customers an efficient service for the design and production of customized products and user applications, constantly increasing for the various product lines.

During 2001, Interpump Engineering, incorporated in 1999 to handle an important development programme of new products and to accelerate the relative market launches, completed a series of projects regarding new lines of high-pressure pumps and professional cleaning appliances, as described in greater detail above.

Group strategy over coming years will focus on continuing with significant levels of capital expenditure in research and development in order to provide further impetus to internal growth.

CORPORATE GOVERNANCE

In consideration of the requirements of information transparency and Corporate Governance, Interpump Group **has been admitted to the high standard mid-capital STAR** segment of the Italian stock exchange from the beginning of April 2001. The Group Internet website www.interpumpgroup.it provides access to the report on Corporate Governance, together with the most recent annual financial statements approved by the Shareholders' Meeting, the quarterly statements, and the latest press releases.

PLANS FOR STOCK OPTIONS AND PURCHASE OF TREASURY STOCK

The stock option plans, aimed at aligning the interests of management and Shareholders, are an additional component in the strategy to create value. The company currently has two stock option plans linked to the arrival at target quotations of the shares on the stock market, and/or to operating targets. Moreover, the company is also currently engaged in a buyback plan for the purchase of treasury stock represented by up to 10% of shares issued.

The Shareholders' Meeting convened to approve the financial statements in April 2002 will also be asked to approve a further stock option plan regarding a maximum of 4,000,000 shares that can be assigned from 2003 to 2006.

EVENTS OCCURRING AFTER THE CLOSE OF THE YEAR

Among events that occurred after the end of the year we refer you to the **acquisition** of the business of the **Gansow Group** in Germany, which took place on 1 March 2002. The Gansow Group is one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany.

For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant

growth in the Floor Care segment, one of the most promising areas of business in which the Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting from 2003, and still more in subsequent years, with the rationalization of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.

STRATEGY FOR FUTURE YEARS

In the 5 years since its stock market listing, Interpump Group has more than doubled its turnover, doubled EBITDA and almost tripled net profit. These excellent results are largely due to the success of a cogently pursued strategy of internal and external growth through targeted investments. Armed by the knowledge of its fiercely competitive stance, Interpump Group is embarking on a renewed phase of expansion, pursuing the goals of management efficiency and selectivity in the choice of acquisitions, which are the foundation of the strategy for growth and value-creation for Shareholders.

Milan, 12 March 2002

Sergio Erede

Chairman Interpump Group S.p.A.

Interpump Group Board of Directors' Report as at 31 December 2001

Group Directors' Report as at 31 December 2001

1 *Financial highlights of the Interpump Group*

	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997	31/12/1996
	€/000	€/000	€/000	€/000	€/000	€/000
Net consolidated revenues	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest, tax, depreciation and amortization)	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA %	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	182.782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted debt/equity ratio	0.82	0.95	0.79	0.43	0.27	0.32
Net investments for the year in tangible and intangible fixed assets	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,213	2,198	2,105	1,604	1,286	1,089
ROE: (Net profit + amortisation of goodwill + Minority interests)/Consolidated shareholders' equity	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE: Operating profit/(Consolidated shareholders' equity + Financial indebtedness – Treasury stock)	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS: (Earnings per share adjusted for goodwill amortisation) - €	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - €	0.100	0.087	0.516*	0.070	0.057	0.031

* of which 0.439 extraordinary

Dividends refer to the year of formation of the distributed profit.

The performance for 2001 confirms the solidity and competitive strength of the Interpump Group, that, from the year of its stock exchange listing (1996), has more than doubled its turnover, doubled its gross operating profit (EBITDA) and almost tripled its net profit. In the year 2001 net revenues reached 426.1 million euro with an increase of 3.5% compared to the previous year, EBITDA grew by 1.9% to 81.4 million euro and net profit increased by 12.7% to 21.4 million euro. Despite the difficult international economic situation, the Interpump Group has managed to achieve and in certain cases even surpass (for example in terms of net profit) its own objectives. A contribution to these important results was provided by the diversification into different sectors of activity and geographical areas of the Interpump Group, as more specifically detailed in the continuation of this report.

The Group's structure at 31/12/2001 was the following (the percentages indicate the stake held):


Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 70%
Unielectric 70%
Sit 60%
Interpump Cleaning 100%
IP Floor 100%
Soteco 100%
Interclean Assistance 66%
General Technology 77,5%
Teknova 100%
Pulex 58%
Euromop 51%
Ready System 51%
Interpump Hydraulics 80%
PZB Group 100%
Muncie Power Products 84,57%
HydrocarGroup 100%

Industrial Sector Cleaning Sector Hydraulic Sector

As in the past, throughout 2001 the Group continued its course of development and growth; key operations in the year were:

- strengthening of the Hydraulic Sector with the acquisition of a controlling shareholding in Hydroven, the distributor of power take-offs and other hydraulic components in which the previous stake was 36%. Hydroven is a specialist in the design of custom-made hydraulic power units and circuits;
- the acquisition of minority stakes in Interpump Engineering (20%), General Technology (7.5%) and Soteco (3%), in a framework of optimisation of corporate structure in accordance with the requirements of previous contractual commitments.

3 *Profitability*

2001 was characterised by positive development of Group business and continued integration of the acquisitions made during previous years. The following section contains an overview of the reclassified income statement included in the supplementary statements of the notes, comparing also the 2001 results on an equal consolidation area basis with 2000:

	2001	%	2001 with the same consolidation area as 2000	%	2000	%
	€/000		€/000		€/000	
Net consolidated revenues	426,075	100.0	414,847	100.0	411,673	100.0
Purchases, net of changes in inventories	(192,744)		(188,109)		(189,091)	
Gross industrial margin	233,331	54.8	226,738	54.7	222,582	54.1
Personnel expenses	(77,394)		(75,856)		(74,845)	
Other operating costs	(74,623)		(71,906)		(67,926)	
Gross operating profit	81,314	19.1	78,976	19.0	79,811	19.4
Operating depreciation and amortization	(13,762)		(13,607)		(12,655)	
Consolidated operating profit	67,552	15.9	65,369	15.8	67,156	16.3

Consolidated net revenues increased by 3.5% (+0.8% on an equal consolidation basis). These figures are discussed in detail in the breakdown by sectors. The gross industrial margin was 54.8%, reflecting an increase of 0.7% with respect to 2000 thanks to the application of systematic policies of purchase cost reduction.

Against a background of a 3.5% increase in per capita costs, the trend of personnel costs was limited, on an equal consolidation basis, to 1.3% thanks to careful and timely management of the Group's human resources.

During the course of the year 2001 the Group made greater investments in its own commercial activities in order to strengthen its presence on the major reference markets. Commercial investment was the main reason behind the increase of 5.8% of other operating costs on an equal consolidation basis.

Gross operating profit (EBITDA) grew by almost 2%, up from the 79.8 million euro of 2000 to 81.3 million euro. On an equal consolidation basis EBITDA fell by 1%, largely as a result of the previously mentioned commercial investments. In terms of incidence on net revenues, gross operating profit amounted to 19.1% (19.4% in 2000).

Operating amortisation/depreciation increased due to the amortisation of increased research expenses of Interpump Engineering and the substantial investments made in the past year, especially concerning reorganization of the hydraulic sector aimed at boosting production efficiency, the effect of which will become fully apparent during the course of next year.

Operating profit increased by 0.6% against 2000, totalling 67.6 million euro or 15.9% of net revenues (67.2 million euro in 2000).

The incidence of financial expenses on turnover rose from the 2.2% of 2000 to 2.5% in 2001, largely because of the increase in the average interest rate for exchange rate hedging operations. The coverage ratio (EBITDA/net financial costs) is 7.7 times. This figure, considered together with a marked capacity to generate liquidity, allows the Group to pursue its acquisition strategy freely.

Net profit increased by 12.7% reaching 21.4 million euro, thanks also to the lower tax burden due to the revaluation of plant carried out by several Group companies, as described in detail in the explanatory note.

4 *Interpump Group Activities*

The Interpump Group lays claim to the position of the world's largest manufacturer of professional high-pressure plunger pumps and power take-offs, and is also among world leaders in the market of professional cleaning machines and high pressure washers for the domestic sector.

The overall share of export sales of the Interpump Group in 2001 was approximately 72%. The most important export markets for the Group are the United States, Germany and France.

4.1 *Business sectors*

The main business areas of the Interpump Group can be identified as follows on the basis of final product destinations:

a "**Cleaning Sector**", covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.

High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These appliances are utilised for washing industrial and agricultural equipment, vehicles, boats, animal stalls and any other washable surface, and for home or DIY use.

Like the high-pressure washers, the numerous models in the range of wet/dry vacuum cleaners, floor sweepers and floor scrubbers are utilized in the industrial and professional cleaning sector.

b "**Hydraulic Sector**" covering power take-offs and hydraulic pumps.

The hydraulic pumps and power take-offs are mainly utilised to equip industrial vehicles.

c **"Industrial Sector",** including high and very high-pressure plunger pumps and other components including electric motors and windings.

High-pressure plunger pumps constitute the core component of our range of high-pressure washers. These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

4.2 *Performance by sector*

The above mentioned Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary" (see heading 4.3). Appendix A at the end of the consolidated financial statements contains information for the individual primary business sectors.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12/2001 €/000	31/12/2000 €/000	Increase/ Decrease	31/12/2001 (On an equal consolidation basis as at 31/12/2000) €/000	Increase/ Decrease
Cleaning Sector	190,727	175,756	+8.5%	183,155	+4.2%
Hydraulic Sector	127,419	126,561	+0.7%	123,843	-2.1%
Industrial Sector	104,286	107,454	-2.9%	104,286	-2.9%
Other revenues	3,643	1,902	n.s.	3,563	n.s.
Total	426,075	411,673	+3.5%	414,847	+0.8%

The above table gives rise to the following observations regarding the trend of each business sector.

Cleaning Sector

Net revenues of the Cleaning Sector totalled 190.7 million euro (175.8 million euro in 2000) and account for 45% of Group consolidated net revenue. The sector therefore expanded by 8.5% thanks also to the new acquisition of Pulex (the income statement for which was not consolidated in 2000) and Ready System, which was consolidated only for six months in 2000. On an equal consolidation basis, the sector grew by 4.2%. Particularly significant growth was achieved in the field of vacuum cleaners and floor sweepers. Achieving this important result strengthens the Group's commitment to continue investing in this sector. Considerable investments were made during the year both in research and development of new products and in increasing production capacity. These initiatives can be expected to yield fruit in future years. In particular, an innovative new product has been launched in the form of a multifunction appliance

that operates as a dry vacuum, a wet vacuum with water filtration, a hot water / cold water / steam carpet cleaner, and an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor scrubber, and two new models of high-pressure washers, as well as a variety of new high-pressure washer accessories.

Operating profit for this sector totalled 12.7% of net revenues (against 13.6% in 2000). In absolute value the sector achieved profit of 24.2 million euro, some 1.3% higher than the 23.8 million euro of 2000.

Hydraulic Sector

Consolidated net revenues of the Hydraulic Sector totalled 127.4 million euro (up slightly on the 126.6 million euro of 2000), accounting for 30% of Group consolidated net revenues. The Hydraulic Sector recorded an increase in sales of 0.7%, despite difficulties on the North American market, where the Interpump Group, the second American manufacturer of power take-offs for industrial vehicles, managed to contain the downturn to 6.6% in a market that recorded a far greater drop in industrial vehicle sales. In Italy last July the Group acquired control of Hydroven, a company in which we previously held a 36% stake, thus strengthening our competitive stance in the sector. The Group has also continued developing manufacturing synergies, on the one hand with a number of Italian companies and, on the other, in Europe and in the United States. More specifically, attention may be drawn to the Bologna plant, suitably expanded in 2000, which has begun to produce several components also for the North American market.

Operating profit for the sector accounted for 16.2% of net revenue (against 16.4% in 2000). In absolute terms operating profit totalled 20.6 million euro, substantially in line with the previous year (20.8 million euro).

Industrial Sector

The Group's net external revenues for the Industrial Sector amounted to 104.3 million euro (107.5 million euro in 2000), corresponding to 24% of Group consolidated net revenues. The Industrial Sector recorded a drop of 2.9%, due to both the fall-off on the North American market, the main destination of high-pressure pumps, partially compensated by growth in other Countries, and by the drop in sales of electric motors. During the course of the year two new lines of high-pressure pumps were launched, extending the already wide range of products, plus several new models of accessories.

Operating profit for the sector in terms of percentage of net revenues was 16.3% (17% in 2000). In absolute terms operating profit amounted to 19.4 million euro (20.7 million euro in 2000).

4.3 *Geographical Sectors*

This section contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned International Accounting Standard.

Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	2001 €/000	%	2000	%	Growth
Italy	119,152	28	115,825	28	+2.9%
Rest of Europe	132,299	31	127,206	31	+4.0%
North America	126,897	30	131,150	32	-3.2%
Pacific Area (Far East and Oceania)	22,654	5	21,820	5	+3.8%
Rest of the World	25,073	6	15,672	4	+60.0%
Total	426,075	100	411,673	100	+3.5%

2001 was characterised by a massive expansion of emerging countries totalling 60%. The Group considers that these emerging markets offer major important potential in relation to the medium-long term outlook for growth. On a European level the Group grew overall by 3.5%, more than compensating for the drop on the North American market, which was limited to 3.2%, thanks to the strong competitive positions enjoyed by the Interpump Group on the market .

The Group is strategically managed in a uniform manner on a worldwide level, with all the production facilities concentrated in North Italy, with the exception of Muncie Power Products Inc. in the US. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	distributor of high-pressure pumps for the North American market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	distributors of power take-offs and related products for the French market
Interpump Hydraulics Asia Pte Ltd	distributor of power take-offs and related products for the Asian market
Interclean Assistance SA	distributor of cleaning appliances for the French market

Data by geographical sectors on the basis of the location of activities are as follows:

	Assets 31/12/2001	Assets 31/12/2000	Increases in the year of tangible and intangible fixed assets 2001	Increases in the year of tangible and intangible fixed assets 2000
	€/000	€/000	€/000	€/000
Italy	420,771	428,882	25,371	15,360
Rest of Europe (EU)	9,461	8,673	46	87
North America	68,849	68,747	1,798	3,234
Asia Pacific	521	653	1	33
Total	499,602	506,955	27,216	18,714

5 *Research and development*

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group is equipped with R&D structures able to offer its customers an efficient service also in terms of the design and manufacture of custom-built products and for specifically requested applications.

Together with commitments in the development and integration of the existing product range, the Group's research capabilities have promoted the growth of new synergic activities or other activities in which the Group is able to leverage its industrial expertise and commercial strengths.

1999 saw the constitution of a Research Centre (Interpump Engineering S.r.l.) aimed at centralizing the design and development of new products. The intention is that of bringing together in a single body the strengths that the Group possesses in the sector, without depriving individual companies of the resources needed for their specific local activities. As mentioned in the comment relative to business sectors, 2001 saw the presentation of a new multifunction appliance that operates as a conventional vacuum cleaner, a wet vac with water filtration, hot water/cold water/steam carpet cleaner and an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor scubber, and two new models of high-pressure washers, as well as a variety of new accessories for the high-pressure washers. During the course of the year two new lines of high-pressure pumps were launched, which have gone to bolster the already wide range of products, as well as a number of new models of accessories. Group strategy over the next few years will be focused on continuing to make substantial investments in research and development with the aim of providing further impetus for internal growth. Research costs sustained through Interpump Engineering were capitalized in accordance with their multi-annual usefulness.

6 *Investments*

The productive activities of the Interpump Group are structured with the aim of optimizing product quality, competitiveness in production costs, manufacturing

efficiency and flexibility, concentrating within the Group the highest added value production phases and the most critical processes in terms of quality.

During 2001 it proved necessary to invest in new industrial buildings, as specified below, for a total of 12.7 million euro. These investments will allow a rationalization of the production activities, that in certain cases are dispersed in a number of different buildings, allowing operations to be concentrated and making for a general improvement in efficiency. The investment plan will be completed in 2002, when further investments for approximately 6.3 million euro are planned for the completion of the work begun in 2001 and the construction of another industrial building. The benefits from these investments will begin to show in 2002 and, to a greater extent, in 2003.

Acquisitions during 2001 included Hydroven S.r.l., as described in greater detail in the remarks on Group structure, and various minority shareholdings in companies already controlled by the Group. These acquisitions globally resulted in an increase of indebtedness of 6.8 million euro.

Moreover, during 2001 the policy of purchasing treasury shares was pursued, generating expenditure of 1.9 million euro, to be added to the 23.9 million euro already invested in own shares in previous years.

This latest purchase means that as at 31 December 2001 the Group portfolio contains 6,154,000 treasury shares equivalent to 7.48% of capital stock.

Operations for the transition to the euro were concluded in the scheduled time. This activity was almost entirely conducted using internal resources. The costs sustained totalled 200,000 euro, entirely disbursed in 2001.

7 *Financing*

During the course of the year the loan of 15.5 million euro was renewed at the Euribor rate +0.3 points from Banco di Napoli. Also, in early 2002 a medium-long term credit line of 60 million euro was obtained at Euribor +0.65 points from a pool of banks headed by Banca Popolare di Verona – Banco S. Geminiano e S. Prospero. This loan is repayable in three instalments falling due in January 2006, 2007 and 2008. In December 2001 the first instalment of the original pool loan of 103.3 million euro was repaid, for a total of 34.4 million euro.

Net financial indebtedness as at 31 December 2001 totalled 176.4 million euro (177.1 million euro as at 31 December 2000). Changes during the year are shown in the following chart:

	2001	2000
	€/000	€/000
Opening indebtedness	(177,087)	(160,171)
Exchange rate differences on opening indebtedness	(910)	(1,666)
Cash flow from operations	47,322	47,876
Decrease (increase) in working capital	(3,683)	11,413
Investment in tangible fixed assets and suspended costs in intangible fixed assets	(27,216)	(18,714)
Proceeds from sales of fixed assets	2,936	548
Increase in capital by stock option	444	77
Ordinary dividends paid out	(8,904)	(6,456)
Increase in indebtedness due to the acquisition of investments	(6,792)	(11,765)
Purchase of treasury stock	(1,860)	(2,988)
Special dividend paid out	-	(33,766)
Other changes	(679)	(1,475)
Closing indebtedness	(176,429)	(177,087)

The exchange rate difference on the opening net cash position concerns loans of U.S. subsidiaries.

8 *Relations with non-consolidated subsidiaries and associates.*

Relations with non-consolidated subsidiaries and associates are as follows (amounts shown in €/000):

	Receivables		Revenues	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Non-consolidated subsidiaries:				
Portotecnica S.A.	241	128	1,007	887
Hydrocar Chile S.A.	94	202	443	336
Aspiradores Industriales S.L.	406	224	937	1,185
Soteco Benelux	210	256	720	770
Western Floor India	30	33	111	118
P.Z.B. Hydraulik (in liquidation)	87	-	-	-
Shanghai Floor Cina	-	23	-	-
Total	1,068	866	3,218	3,296
Associates:				
Mecmarket.com S.p.A.	-	10	-	10
Transferoil S.p.A.	-	43	-	50
PZB Australia	343	177	1,167	1,032
Hydroven S.r.l.	-	269	-	693
PZB Asia (in liquidation)	73	74	-	-
Total	416	573	1,167	1,785

	Payables		Costs	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Non-consolidated subsidiaries:				
Portotecnica S.A.	-	-	-	6
Hydrocar Chile S.A.	6	2	6	2
Aspiradores Industriales S.I.	22	15	77	55
Soteco Benelux	-	-	-	1
Shanghai Floor Cina	2	-	-	18
Total	*30*	*17*	*83*	*82*
Associates:				
Transferoil S.p.A.	144	73	1,037	734
PZB Australia	-	-	-	2
Hydroven S.r.l.	-	73	-	109
PZB Asia (in liquidation)	1	2	-	-
Total	*145*	*148*	*1,037*	*845*

	Financing		Interest income	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Associates:				
PZB Australia	-	34	-	12
PZB Asia (in liquidation)	84	104	-	-
Total	*84*	*138*	-	*12*

9 *Corporate Governance*

The Interpump Group was admitted to the STAR (high standard mid-capital index) segment of the Italian stock market as of 1 April 2001, reflecting the observance of transparency requirements and corporate structure that have been imposed in the company since 28 June 2000, when the Board of Directors resolved to adhere in full to the Code of Corporate Governance promoted by Italian stock exchange authority Borsa Italiana S.p.A..

As of 28 June 2001, the Board of Directors elected Mr Pierleone Ottolenghi. On 11 December 2001, the Board of Directors appointed Mr Giuseppe Bava as general operational manager of the Parent Company. On 1 March 2001 Mr Giovanni Scarlini resigned from his position as Director and Group General Manager.

The current composition of the Board of Directors is as follows:

Name	Position
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Executive Director (2)
Fulvio Montipò	Executive Director (2)
Pierleone Ottolenghi	Independent Director
Francesco Loredan	Non-executive director
Paolo Pome'	Non-executive director

Marco Reboa	Independent director (3)

(1) powers of company representation as per clause 17 of the articles of
(2) powers relative to ordinary business with a limitation of the amount beyond which the decision must be referred to the Board of Directors.
(3) powers relative to the supervision of the internal control system.

Mr Marco Reboa and Mr Paolo Pomè sit on the Internal control committee. Sergio Erede, Giovanni Cavallini and Francesco Loredan are members of the top management remuneration committee.

The following section shows the number of shares held by company directors and statutory auditors:

Name	Company in which held	Number of shares held at end of previous year	Number of shares Subscribed/ purchased	Number of shares sold	Number of shares held at end of current year
Mr Sergio Erede:					
Held directly	Interpump Group S.p.A.	720,000	-	-	720,000
Mr Giovanni Cavallini:					
Held directly	Interpump Group S.p.A.	1,279,000	206,500	(271,500)	1,214,000
Mr Giovanni Cavallini					
Held directly	MecMarket. Com S.p.A.	8,925	-	(1,444)	7,481
Mr Fulvio Montipò:					
Held directly	Interpump	1,463,000	58,000	-	1,521,000
Held by spouse	Group S.p.A.	32,500	-	-	32,500
Held directly	MecMarket. Com S.p.A.	7,140	-	(1,154)	5,986

Furthermore, with reference to the shareholdings in limited liability companies controlled by Interpump Group S.p.A., Mr Fulvio Montipò reports the following situation (amounts expressed in €):

	Nominal value of shares held at 31 December 2000	Increase in value for conversion of the share capital in €	Nominal value of share sold in the year	Nominal value of shares held at 31 December 2001
Interpump Engineering S.r.l.				
Held directly	15,494	-	(15,494)	-
General Technology S.r.l.				
Held directly	69,721	479	-	70,200
Held via a company in which Mr Montipò has the majority shareholding	77,469	425	(15,494)	62,400

The Shareholders' Meeting on 24 April 2001 established the remuneration for each director for 2001, in the maximum amount of 25,800 euro, and the global maximum remuneration due to the members of the Board of Directors invested with special powers in the amount of 1,032,900 euro; the Meeting also resolved to determine in the same measure, adjusted on a pro rata temporis basis, the remuneration to assign to the members of the Board of Directors for the period between 1 January 2002 and the date of approval by the Shareholders' Meeting of the Financial Statements for 2001, except for possible adjustment at the time of determination of remuneration for the whole of 2002.

The same Shareholders' Meeting authorised the signing of the non-competition agreement between the company and Mr Fulvio Montipò, given the imminent expiry of the agreement entered into in 1996, in relation to a payment of no less than 1,084,600 euro and no higher than 3,770,100 euro, said amount being construed as in addition to the maximum global remuneration amounts specified in the previous paragraph.

The meeting of the Board of Directors that was held on the same date resolved to divide remuneration for directors vested with special powers as follows: to the Chairman, Mr Sergio Erede 51,600 euro, to the Deputy Chairman and Executive Director Mr Giovanni Cavallini 800,500 euro and to the Executive Director Mr Fulvio Montipò 103,300 euro.

10 Stock option plans

With the aim of motivating Group management, promoting the goal of value creation for shareholders, two stock option plans were approved by the Shareholders' Meetings of 12 February 1998 and 20 December 1999.

The stock option plan approved in 1998, involves the possibility of assigning Group management up to a maximum of 1,000,000 options in three tranches by the use of treasury stock or by means of share capital increases reserved for some directors and employees of Group companies, with payment of a minimum premium of € 2.07, subsequently fixed at € 2,07 by the Board of Directors. The assignment is the responsibility of the Board of Directors, further to verification of the joint fulfilment of the following two parameters:

- arrival, for at least 30 consecutive exchange days, at the Interpump Group share quotation of € 3.46 (1st tranche), € 3.98 (2nd tranche) and € 4.54 (3rd tranche); at the time of the resolution the share was quoted at € 2.58;
- compliance with several profit and equity parameters of the consolidated financial statements and individual goals of the intended beneficiaries.

To date a total of 929,000 shares have been assigned, thus concluding the scheduled assignments envisaged by the plan. During the course of 2001 a total of 334,000 shares were assigned relative to the third and final tranche.

The current situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares subscribed
Group Parent Company Directors:				
- Giovanni Cavallini	€ 258	11.07.1999-31.12.2002	150,000	150,000
- Fulvio Montipò	€ 2.58	11.07.1999-31.12.2002	150,000	125,000
Other beneficiaries	€ 2.58	11.07.1999-31.12.2002	629,000	584,500
Total			929,000	859,500

Stock options were exercised in 2001 in relation to 143,500 shares, and in February 2002 in relation to 136,000 options. As at 31 December 2001 company share capital was thus composed of 82,265,500 shares with a nominal value of € 0.52.

The Shareholders' Meeting of 20 December 1999 approved a second stock option plan that involves the assignment of a maximum of 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subject to the arrival of share prices at previously decided stock market quotations, the fulfilment of specific objectives in the financial statements, and/or the achievement of various personal targets.

The Extraordinary Shareholders' Meeting of 20 December 1999 resolved a subscribed share capital increase in one or more stages, with the consequent issue of ordinary shares to be offered to employees of Interpump Group S.p.A. and its subsidiaries, said recipients to be identified by the Board of Directors, by means of the issue of a maximum number of 1,700,000 ordinary shares of a nominal value of € 0.52, for a total amount of 884,000 euro.

The Meeting further resolved to offer the newly issued shares at a subscription price equal to their nominal value. The Meeting of the Board of Directors held on 20 December 1999 resolved to set the maximum number of options to be assigned in relation to the first tranche at 340,000, and to set the total number of options attributable to Mr Giovanni Cavallini (Deputy Chairman and Executive Director) at 1,000,000, of which 200,000 in relation to the first tranche, 300,000 for the second tranche, and 500,000 for the third tranche. Finally, the Board resolved to establish the number of 330,000 options in total that can be assigned to Mr Fulvio Montipò (Executive Director) of which 66,000 for the first tranche, 99,000 for the second tranche, and 165,000 for the third tranche. The meeting of the Board of Directors of 4 December 2000 set the maximum number of options assignable in relation to the

second tranche of the new plan at 510,000, including the options already assigned to Giovanni Cavallini and Fulvio Montipò. The stock options can be exercised starting, respectively for each tranche, as from 1 February 2001, 2002 and 2003 and, in any event, before 31 December 2004. In relation to the first tranche, further to the assignments and subscriptions of February 2001 and February 2002, the situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares subscribed
Group Parent Company Directors:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	200,000	200,000
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	66,000	66,000
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	18,000	18,000
Total			284,000	284,000

Execution of the second stock option plan involved an increase in share capital of approximately 74,000 euro as at 31/12/2001, with remaining options exercised in February 2002. In relation to the second tranche, this will be assigned before the end of May 2002.

The Shareholders' Meeting convened to approve the financial statements in April 2002 will also be asked to approve another stock option plan that involves the allocation of a maximum of 4,000,000 options, to be assigned over the next 4 years with an exercise price equal to the current market value at the time of assignment, and with an exercising period of 5 years. The proposal made to the Meeting also involves the utilization of treasury stock rather than newly issued shares. The conditions for assignment will be linked to the arrival of the share value at pre-established stock market quotations and/or the achievement of specific personal targets.

11 *Operations with related parties*

Transactions with related parties regard the leasing of facilities owned by companies controlled by current shareholders and directors of Group companies for the amount of 1,284,000 euro, and legal consultancy services provided by the practice in which the Chairman works, for a total of 150,000 euro.

Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 636,000 euro and purchases for 5,869,000 euro. The consolidated balance sheet as at 31/12/2001 shows residual receivables from such companies for 167,000 euro and payables for 1,385,000 euro.

The transactions mentioned above were carried out at normal market conditions.

Also entered into the accounts are non-interest bearing loans from minority shareholders of subsidiaries for 267,000 euro.

During the course of the year the final 20% of Interpump Engineering shares was purchased from Fulvio Montipò, shareholder and director of the Group parent

company. The price of 73,000 euro was established on the basis of an independent professional appraisal. Purchases also included an additional 7.5% of General Technology for 814,000 euro from a company controlled by Fulvio Montipò, on the basis of existing contractual agreements.

12 *The companies in the Group*

As at 31 December 2001 the Interpump Group is composed of a structure headed by Interpump Group S.p.A., which holds an direct and indirect controlling stakes in the capital of 25 companies working in three business sectors (Industrial, Cleaning and Hydraulic).

The Parent company, with registered offices in Sant'Ilario d'Enza, produces high and very-high-pressure plunger pumps for the Industrial Sector, and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.

Relations with non-consolidated subsidiaries and associates, and also relations with related parties, are conducted at normal market conditions and have been described in analytical detail in the above text.

Company	Share Capital (€/000)	Controlling interest	Registered Office	Main activity	Sales €/millions 31/12/2001	Sales €/millions 31/12/2000	Average number of employees 31/12/2001	Average number of employees 31/12/2000
Interpump Cleaning S.p.A.	5,165	100%	Vaiano Cremasco (CR)	High-pressure washers (Cleaning Sector)	92.6	76.7	366	389
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Industrial Sector)	46.2	45.2	186	181
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)	38.1	38.6	280	281
Sit S.p.A.	105	60%	Sant'Ilario d'Enza (RE)	Sheet metal drawing, blanking, and pressing (Industrial Sector)	3.7	3.5	22	22
Teknova S.r.l.	362	100%	Casalgrande (RE)	Industrial floor sweepers (Cleaning Sector)	11.2	9.8	61	57
General Technology S.r.l.	780	77.5%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)	3.7	6.3	34	37
Oleodinamica Pederzani e Zini S.p.A.	3,120	80%	Calderara di Reno (BO)	Hydraulic pumps and power take-offs (Hydraulic sector)	21.4	18.6	125	120
P.Z.B. France S.a.r.l.	32	80%	Peltre-Metz	Sales of hydraulic pumps and power take-offs (Hydraulic sector)	2.2	2.0	7	7
General Pump Companies Inc.	1,854	70%	Minneapolis - USA	High-pressure pumps distributor (Industrial Sector)	39.9	41.6	96	101
Interpump Hydraulics S.p.A.	2,632	80%	Nonantola (MO)	Holding company of the Hydraulics Sector	1.8	1.6	10	8
Hydrocar S.r.l.	104	80%	Nonantola (MO)	Hydraulic pumps and power take-offs (Hydraulic sector)	30.9	29.6	97	96
Hydrometal S.r.l.	130	80%	Sorbara di Bonporto (MO)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	9.0	9.3	27	30
Hydroven S.r.l.	200	40.80%	Tezze sul Brenta (VI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	4.2 **	*	16	*
A.V.I. S.r.l.	10	40.80%	Varedo (MI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	4.3	3.8	8	8
Hydrocar France S.a.r.l.	100	79.97%	Brie Comte Robert	Sales of hydraulic pumps and power take-offs (Hydraulic sector)	3.6	3.9	12	12
Hydrocar Roma S.r.l.	10	56%	Modena	Sales of hydraulic pumps and power take-offs (Hydraulic sector)	1.9	1.8	2	2
Hydrocar Asia Pte Ltd	96	56%	Singapore	Sales of hydraulic pumps and power take-offs (Hydraulic sector)	0.8	1.2	4	4
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and development	2.0	2.1	18	17
Muncie Power Products Inc.	847	67.66%	Muncie – USA	Hydraulic pumps and power take-offs (Hydraulic Sector)	59.8	64.1	236	238
IP Floor S.p.A.	952	100%	Portogruaro (VE)	Floor scrubbers (Cleaning Sector)	11.9	12.1	64	70
Interclean Assistance S.A.	457	66%	Epone – France	Sales of cleaning appliances (Cleaning Sector)	13.3	11.5	46	42
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Trolleys for cleaning (Cleaning Sector)	15.4	15.8	86	88
Ready System S.r.l.	250	26.01%	Saccolongo (PD)	Trolleys for cleaning (Cleaning Sector)	5.2	2.3 **	26	25
Pulex S.r.l.	15	58%	Brescia	Window cleaning equipment (Cleaning Sector)	6.4	(a)	32	*

*=income statement not consolidated
** = 6 months
(a) = income statement has not been consolidated. Sales totalled €/millions 6.2

13 *Events occurring after the end of the year and the business outlook*

Since the close of the year the current business of the Group has proceeded, generating, in the initial months, growth of turnover with respect to the equivalent period in 2001.

As mentioned earlier, in January 2002 a loan was taken out for 60 million euro to finance the acquisitions strategy that the Group intends to pursue.

Also, February 2002 saw the exercising of stock options relative to the third tranche of the first stock option plan and the second tranche of the second plan. The subscription led to an increase in share capital totalling 278,000 euro and in the share premium reserve of 280,900 euro.

We also draw your attention to the tax inspection that was carried out at the Group Parent company, as detailed in the supplementary notes.

Considering the short time span that has passed since 31 December 2001, also in the light of the limited time covered by the order book, we are not currently in possession of sufficient information to be able to make forecasts regarding the trend in 2002. There are however, no events suggesting that the Group cannot continue along the positive growth trend of recent years.

On 1 March 2002, the Interpump Group acquired several assets from the Gansow Group in Germany. The Gansow Group is one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. As of January 2002 The Gansow Group has been in receivership due to a serious cash-flow deficit that arose in the second half of 2001. In 2000, the date of the most recent approved financial statements, consolidated turnover of the Gansow Group amounted to approximately 40 million euro. The range of products, the trade mark, and the service network in Germany present high levels of potential synergy with the Interpump Group Cleaning Sector. The investment made by Interpump for the purchase of fixed assets, patents, inventories and goodwill totalled 3.7 million euro.

For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which the Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting from 2003, and still more in subsequent years, with the rationalization of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.

Milan, 12 March 2002

The Board of Directors

Sergio Erede

Giovanni Cavallini

Fulvio Montipò

Francesco Loredan

Pierleone Ottolenghi

Paolo Pomè

Marco Reboa

Consolidated Financial Statements
at 31 December 2001
of Interpump Group S.p.A. and subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
Fixed assets		
Intangible fixed assets		
Start-up and capital costs	357	500
Costs of research, development and advertising	2,734	1,684
Industrial patents and intellectual property rights	230	146
Concessions, licenses, trademarks and similar rights	670	536
Goodwill	140,238	146,565
Assets in progress and advances	19	17
Other intangible assets	2,701	2,918
Total	*146,949*	*152,366*
Tangible fixed assets		
Land and buildings	38,151	39,042
Plant and machinery	22,253	21,963
Industrial and commercial equipment	8,237	8,078
Other assets	6,423	6,309
Assets in progress and advances	13,719	1,327
Total	*88,783*	*76,719*
Financial fixed assets		
Investments in:		
Subsidiaries	1,236	1,045
Associated companies	6,072	7,133
Other companies	508	514
Total investments	*7,816*	*8,692*
Receivables:		
From associated companies		
Due within one year	84	138
Due from others		
Due within one year	230	1,126
Due after one year	2,662	697
Total financial receivables	*2,976*	*1,961*
Treasury stock (for a total nominal value of € 3,200,080 in 2001)	25,726	23,866
Total financial fixed assets	*36,518*	*34,519*
Total fixed assets	*272,250*	*263,604*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
Assets forming part of working capital		
Inventories		
Raw materials and supplies	32,872	36,108
Work in progress and semi-finished products	17,943	18,249
Finished products and goods	37,508	33,121
Advances	14	5
Total	*88,337*	*87,483*
Receivables		
Trade receivables		
Due within one year	88,887	86,167
Due after one year	22	104
Non-consolidated subsidiaries		
Due within one year	1,068	866
Associated companies		
Due within one year	416	573
Due from others		
Due within one year	10,176	5,571
Due after one year	5,016	3,102
Total	*105,585*	*96,383*
Financial assets other than fixed assets		
Other securities	-	30
Cash on hand		
Bank and postal accounts	22,861	48,653
Cheques on hand	273	12
Cash	47	78
Total	*23,181*	*48,743*
Total assets forming part of working capital	*217,103*	*232,639*
Accrued income and prepayments		
Due within one year	2,232	2,327
Due after one year	8,017	8,385
Total	*10,249*	*10,712*
Total assets	*499,602*	*506,955*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
Shareholders' equity		
Share Capital	42,778	42,630
Share premium reserve	29,488	29,192
Legal reserve	8,687	8,687
Statutory reserves	528	1,034
Other reserves and profits (losses) brought forward	29,424	18,409
Reserve for treasury stock held	25,726	23,866
Reserve for translation differences	1,930	1,163
Profit (Loss) for the period	21,433	19,016
Total shareholders' equity for the Group	*159,994*	*143,997*
Minority interests	17,002	12,975
Minority profits	5,786	5,035
Minority shareholders' equity	*22,788*	*18,010*
Total shareholders' equity	*182,782*	*162,007*
Provisions for risks and charges		
Retirement benefits and similar rights	649	574
Taxation	5,778	5,284
Other	2,216	2,405
Total	*8,643*	*8,263*
Staff severance indemnities	*13,379*	*12,156*
Payables		
Payables to banks		
Due within one year	94,377	99,351
Due after one year	89,846	121,894
Payables to other financial institutions		
Due within one year	1,985	948
Due after one year	11,856	2,016
Advances		
Due within one year	317	465
Trade payables		
Due within one year	68,593	66,424
Due after one year	49	8
Securities issued		
Due within one year	183	166
Due after one year	90	250
Payables to non-consolidated subsidiaries		
Due within one year	30	17
Payables to associates		
Due within one year	145	148

CONSOLIDATED BALANCE SHEETS

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
Taxes payable		
Due within one year	9,477	10,505
Due after one year	4,775	7,163
Social security charges payable		
Due within one year	3,504	3,339
Other payables		
Due within one year	7,269	9,215
Due after one year	433	516
Total	*292,929*	*322,425*
Accrued expenses and deferred income		
Accrued expenses and deferred income	1,869	2,104
Total	*1,869*	*2,104*
Total liabilities	*499,602*	*506,955*
Memorandum accounts		
Security pledges	8,831	8,831
Surety granted to non-consolidated subsidiaries	299	290
Surety granted to others	14,464	13,832
Other memorandum accounts	32,152	21,471
Total memorandum accounts	*55,746*	*44,424*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
Sales and other revenues		
Revenues from the sale of goods and services	425,293	410,712
Change in inventories of work in progress, semi-finished and finished products	1,316	998
Increase on internal work capitalised under fixed assets	2,117	331
Other revenues and income	2,512	2,246
Total sales and other revenues	*431,238*	*414,287*
Cost of production		
Raw materials, consumables and supplies	192,317	192,008
Services	65,502	60,413
Use of third-party assets	3,929	3,586
Personnel:		
Wages and salaries	59,452	56,814
Social security charges	15,816	15,135
Staff severance indemnities	2,953	2,655
Other costs	372	429
Amortisation, depreciation and write-downs:		
Amortisation of intangible assets	11,403	12,081
Depreciation of tangible fixed assets	12,011	11,494
Write downs of receivables included under assets forming part of working capital	2,255	828
Changes in inventory of raw materials, consumables and supplies	3,555	(574)
Allocation to risk provisions	89	69
Other provisions	105	49
Sundry operating costs	3,483	3,064
Total	*373,242*	*358,051*
Difference between sales and other revenues and the cost of production	*57,996*	*56,236*
Financial income and expense		
Income from associated investments		
Other income	1	17
Total	*1*	*17*
Other financial income		
From receivables included under fixed assets		
Other	81	40
Total	81	40

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2001*	*31/12/2000*
From securities included under fixed assets that do not constitute equity investments	1	9
From securities entered under assets forming part of working capital that do not constitute equity investments	-	17
Financial income other than the above		
Interest and commission from associated companies	-	12
Interest and commission from other parties and other income	3,165	2,810
Total other financial income	3,247	2,888
Interest and other financial charges		
Interest and commission to other parties and other charges	15,561	14,248
Total financial income (expenses)	*(12,313)*	*(11,343)*
Adjustments to financial assets value		
Revaluations:		
Of investments	536	414
Write-downs:		
Of investments	1,206	123
Of financial assets other than equity investments	537	-
Total adjustments	*(1,207)*	*291*
Extraordinary income and expenses		
Income	1,322	424
Charges	1,490	616
Total extraordinary items	*(168)*	*(192)*
Profit for the period before taxes	*44,308*	*44,992*
Income taxes for the period		
Current taxes	(20,879)	(20,379)
Deferred taxes	3,790	(562)
Total income taxes for the period	*(17,089)*	*(20,941)*
Net profit for the period before minority interests	*27,219*	*24,051*
Minority (profit) loss for the period	(5,786)	(5,035)
Profit (loss) for the period	*21,433*	*19,016*

Supplementary Note at 31 December 2001

1 Introduction

The consolidated financial statements as at 31 December 2001 have been drawn up in thousands of euro, on the basis of the financial statements of companies included in the scope of consolidation as drawn up by their respective administrative bodies. These financial statements have been drawn up partly in euro and partly in Italian Lire. The companies that have prepared their financial statements in Lire have also annexed their balance sheet and income statement in thousands of euro, and it was these latter documents that were used for the purposes of consolidation.

In relation to the business of the Interpump Group and its structure we invite you to refer to the Board of Director's Report.

Pursuant to the provisions of law, the consolidated financial statements have been audited. The Audit Report is attached to the financial statements.

2 Principles and consolidation basis

The following main consolidation criteria were adopted:

- the carrying value of consolidated shareholdings is set off against the relative shareholder's equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of companies in which stakes were held as at 31 December 2001, existing on the date on which they were acquired, were set off against the value of investments, while the identity of reserves accumulated after acquisition has been maintained;
- the difference between the book value and the portion of shareholder's equity determined with reference to the situation on the date of acquisition of the holding, is treated as follows:
    - if positive, the difference is allocated to the individual asset and liability items to which it relates; any remaining amount is allocated to goodwill and amortised according to the straight-line method in a period deemed to reflect its future useful life in an appropriate manner. In the absence of future useful life, any remaining amount is deducted from the consolidation reserve;
    - if negative, it is credited to the consolidation reserve;
- significant transactions conducted among consolidated companies, i.e. relative receivables, payables, costs and revenues, have been eliminated in the consolidation process. Dividends distributed among Group companies and, if significant, unrealised gains deriving from intergroup transactions are also eliminated;

- items recorded in the financial statements of individual member companies in order to obtain fiscal benefits not otherwise accessible, have been eliminated in the consolidation process, taking into consideration the relative fiscal effects;
- portions of shareholders equity and results relative to consolidated subsidiaries' minority interests are shown under the related items of the financial statements;
- tangible fixed assets that are subject to financial leasing contracts, if significant, are entered in the consolidated financial statements on the basis of the so-called financial method recommended by International Accounting Standards (IAS);
- financial statements of non-EU based companies have been translated into euro at the exchange rate in force at the end of the period, while the income statements have been converted in accordance with the average exchange rate for the period. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements with respect to the one used for the previous ones and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the period, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants (Italian accountancy body);
- the substitute tax relative to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., entered entirely in the income statement of the Parent Company's financial statements as at 31 December 1999, is listed as a pre-payment in the consolidated financial statements and will be charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the merger deficit of the above three companies into Interpump Cleaning S.p.A.;
- in the accounts of several consolidated companies plant and machinery have been revalued in accordance with Law 342/2000. The credit balances resulting from these revaluations have been entered, to offset the greater value attributed to the revaluated assets, net of substitute tax, in special reserves of shareholders' equity in the financial statements of the individual consolidated companies. On this count it should be noted that these revaluations did not concern the majority of fixed assets and have not been carried out in a systematic and uniform manner within the companies included in the scope of consolidation. The revaluations carried out represent a scarcely significant sum compared to the maximum level of entitlement and concern assets equivalent to a negligible percentage of the tangible fixed assets. For these reasons, the above-mentioned revaluations have been eliminated from the consolidated accounts. The elimination makes it possible to maintain uniformity of application of accounting principles, allows comparison of the consolidated financial statements over time, and is in compliance with international accounting principles (I.A.S.).

The consolidation basis at 31 December 2001 includes the Parent Company and the following subsidiaries:

Company	Registered Office	*Share capital at 31/12/01 €/000*	*Percentage of possession at 31/12/01*	*Shareholding at 31/12/01*
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	100.00%	100.00%
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%
IP Floor S.p.A. (1)	Portogruaro (VE)	952	100.00%	100.00%
Interclean Assistance S.A. (2)	Epone - France	457	66.00%	66.00%
Soteco S.p.A.	Castelverde (CR)	140	100.00%	100.00%
General Pump Inc.	Minneapolis - USA	1,854	70.00%	70.00%
Teknova S.r.l.	Casalgrande (RE)	362	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	77.50%	77.50%
Muncie Power Prod. Inc. (3)	Muncie - USA	847	84.57%	67.66%
SIT S.p.A.	S.Ilario d'Enza (RE)	105	60.00%	60.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	80.00%	80.00%
PZB S.p.A. (4)	Calderara di Reno (BO)	3,120	100.00%	80.00%
Euromop S.p.A.	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (5)	Saccolongo (PD)	250	51.00%	26.01%
PZB France S.a.r.l. (3)	Peltre - France	32	100.00%	80.00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100.00%	80.00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100.00%	80.00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51.00%	40.80%
AVI S.r.l. (4)	Varedo (MI)	10	51.00%	40.80%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert France	100	99.96%	79.97%
Hydrocar Roma S.r.l. (4)	Modena	10	70.00%	56.00%
Interpump Hydraulics Asia Pte Ltd (4)	Singapore	96	70.00%	56.00%
Pulex Srl	Brescia	15	58.00%	58.00%

(1) = controlled by Interpump Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by P.Z.B S.p.A.
(4) = controlled by Interpump Hydraulics S.p.A.
(5) = controlled by Euromop S.p.A.
(6) = controlled by Hydrocar S.r.l.

The other companies are controlled directly by Interpump Group S.p.A

The share capital of the companies outside the EU was converted into euro at the historical exchange rate at the time of acquisition.

The following changes have been made to the consolidation basis of the consolidated financial statements at 31/12/2000:

- the income statement of Pulex S.r.l. was consolidated for the entire year, whereas in 2000 only the balance sheet was consolidated because the company was acquired towards the end of the year;

- the income statement of Ready System S.r.l., acquired in July 2000, was consolidated for the entire year, while in 2000 it was consolidated only for six months;
- Hydroven S.r.l., control of which was acquired in July 2001, was consolidated for just six months;
- PZB Hydraulik, which was placed in liquidation on 01/01/2001, has been omitted from the consolidation basis; the relative company structure was taken over by holding company PZB S.p.A..

The main items in the financial statements relative to the newly consolidated companies included in the consolidated financial statements, are indicated in the explanations of single items given in the supplementary note.

3 Reconciliation between the Parent Company's and the Group's net profit and shareholders' equity

The connection between the Parent Company's and the Group's net profit and shareholders' equity is as follows (amounts expressed in €/000):

	Shareholders' equity at 31/12/2001	Net profit at 31/12/2001	Shareholders' equity at 31/12/2000	Net profit at 31/12/2000
Parent Company's financial statements	129,485	9,548	117,834	6,691
Difference between the book value of consolidated investments and their valuation according to the net equity method	41,571	7,239	33,563	11,095
Elimination of capital gains on the sale of investments to Interpump Cleaning S.p.A.	(16,496)	2,325	(18,821)	2,325
Prepayment of related substitute tax	8,333	(1,190)	9,523	(1,190)
Greater book value of a building owned by the Parent Company	350	(12)	362	(12)
Valuation adjustment of investments in Parent Company associated companies according to the equity method	362	(89)	451	(316)
Elimination of Parent Company plant revaluation	(4,770)	3,538	-	-
Elimination of Parent Company intergroup income	(727)	(92)	(635)	321
Elimination of items of a fiscal nature appearing in the Parent Company financial statements	1,886	166	1,720	102
Total consolidation adjustments	30,509	11,885	26,163	12,325
Shareholders' equity and profit of the Group	159,994	21,433	143,997	19,016

4 Bases of preparation, accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the year closed on 31 December 2001 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Committee (I.A.S.C.). In order to provide complete and detailed information, we have also provided the following additional statements that form an integral part of this note:

- cash flow statement;
- statement of changes in consolidated shareholders' equity;
- reclassified consolidated balance sheet;
- reclassified consolidated income statement.

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the consolidated financial statements as at 31 December 2000, presented here for the sake of comparison.

The amounts are expressed in thousands of euro unless otherwise indicated.

Intangible assets

Intangible fixed assets are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated residual useful life.

In particular, the amortisation rates applied were as follows:

- The goodwill arising upon the acquisition of the Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when the Interpump Group was acquired after considering the current value of the assets and liabilities subject of acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of the Interpump Group.

  The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of the Interpump Group and are therefore treated with the same method. Goodwill as a result of acquisition of the Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired. This consideration led us to assume that the Interpump Group will be able to maintain, over the long term, the competitive positions it has attained. The adopted amortisation period, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public

Accountants and by the International Accounting Standards and is supported by an independent expert's opinion.

The goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of the Interpump Group (amortised in twenty years) as the businesses are homogeneous and complementary, except for:

- the goodwill arising at the time of the acquisition of assets and liabilities of Floor, recorded in the statutory financial statements of IP Floor S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
- the goodwill arising at the time of acquisition of O.L.A.M. S.p.A. and R.I.M.O.B. S.r.l. by Oleodinamica Pederzani e Zini S.p.A. and of TO.ME. S.r.l. by O.L.A.M. S.p.A. (all these companies are now incorporated in Oleodinamica Pederzani e Zini S.p.A.), which is amortised in 5 years, a period considered to represent its future usefulness, in relation to the business of these companies.
- the goodwill arising at the time of the acquisition of assets and liabilities of Vetrix, recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
- the goodwill arising at the time of the acquisition of Hydroven S.r.l., which is amortised in ten years, a period considered to represent its future usefulness.

- The costs of research and development referring to the major innovative process begun with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life of the products to which they refer. On the contrary, the costs of research and development relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they exist.
- All other intangible fixed assets are amortised in 5 years with the exception of patents, which are amortised in 3 years, and leasehold improvements, which are amortised on the basis of the duration of the relative leasing contracts.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they will be included among extraordinary charges in the income statement.

Tangible fixed assets

These are recorded at purchase cost or production cost and increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation which is systematically calculated on a straight-line basis according to the following rates:

- Buildings 3%-4%
- Plant and machinery 10%-25%
- Industrial equipment 15%-30%
- Other assets 12%-30%

Said rates are deemed adequate to reflect the remaining useful life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50% since these assets were used in the production process, on average, only for half the period.

Some Group companies calculated accelerated depreciation in their financial statements, in order to exploit the related fiscal benefits granted by current legislation; said accelerated depreciation was eliminated in the consolidated financial statements, taking the related fiscal effect into account.

Assets with a unit value of less than one million Lire were completely depreciated in the year in which they were purchased, in consideration of their limited relevance.

Pursuant to art. 10 no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out nor were there any departures from what is set out in art. 2423 and art. 2423 bis of the Italian Civil Code.

Assets purchased with financial leasing agreements, if of significance, were recorded as established by International Accounting Standards in compliance with the financial method, by which the original value of the asset is capitalised and offset by the relevant principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from liability while interest on leasing instalments is charged to the income statement. The fiscal effects of this procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in non-consolidated subsidiary companies and in associates are valued according to the equity method, with the exception of investments in companies in liquidation, which are valuated at their presumed liquidation value, and the investment in Shanghai Floor Cleaning Machines Co. Ltd which has been prudentially written

down to take into account the predicted losses to be incurred in relation to the penetration of the Chinese market.

Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investments will be written down. If, at a later date, the conditions for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends and the relative tax credits are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

Treasury stock is valued at cost and adjusted, when necessary, to reflect any permanent losses of value. Treasury stock is classified under non-current financial assets, because no transfers are foreseen in the short term.

As prescribed by current legislation, a corresponding reserve of the same amount has been created within consolidated shareholders' equity.

Securities

Securities are valued at the lower of acquisition cost and their corresponding market value.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the corresponding finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

Should any of the materials in inventory become obsolete or turn over slowly, and the difference in value is significant, they would be correspondingly written-down on the basis of how much they are used or of their presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes the amounts that are deducted directly from said accounts receivable.

The specific portion of the bad debt provision is determined, on the basis of an analysis of the individual accounts receivable that are in doubt; whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the financial statements, that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period they relate to.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate effective at the end of the period, with the relevant difference in exchange rate attributed to financial charges and income.

Forward currency contracts, covering financial receivables from consolidated companies in foreign currency, are evaluated at the exchange rate at the specified date, taking account of transaction discounts or premiums. The profit or loss deriving from the conversion of receivables at the exchange rate at the specified date, net of discounts, is ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

In particular, this item includes the provision for client agents indemnities, established to provide for indemnities due when contractual relationships with agents are terminated, the foreign exchange risk provision, the provision for other risks and charges and the deferred taxation provisions.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, better described in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Capital grants

Capital grants towards tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said contributions are credited to the income statement gradually over the useful life of the asset by subtracting them from depreciation; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against allocations in respect of depreciation already carried out, is included among extraordinary income items for the period.

Taxes

Taxes for the period are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the "taxes payable" item, net of advances and withholding taxes. No allocations were made in respect of taxes payable in the event of reserves suspended from taxation, as shown in the financial statements of individual Group companies, are distributed, since their distribution is not foreseen.

Prepaid taxes (deferred tax assets) and deferred tax liabilities are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, besides consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences will reverse, according to the procedure known as the "liability method".

Deferred tax assets, mostly relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once their reasonable recovery has been determined.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services rendered.

5 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible assets

The composition and changes for intangible assets are illustrated in attachment B.

Start-up and capital costs are made up mainly by costs sustained for the Interpump Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred (€/000 2,658) to the costs sustained by the Research Centre in connection with major new product launches. With reference to products placed on the market in 2001, described in detail in the Directors' Report, depreciation of the relative costs is executed over a period of five years, as for products launched in 2000.

Industrial patents are composed of costs for the purchase of patents connected with the production process and the allocation of the consolidation difference relative to Interpump Engineering for 49 €/000 net of amortisation.

Costs incurred for concessions, licenses, trade marks and similar rights are composed mainly of the purchase cost of software licenses.

Other intangible assets include costs leasehold improvements relative to a US subsidiary, totalling €/000 1,406.

Goodwill concerns the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date of acquisition. This item underwent the following changes (amounts shown in €/000):

Company:	Balance as at 31/12/2000	Increases of 2001	Depreciation 2001	Balance as at 31/12/2001
Interpump Group S.p.A.	40,377	-	(2,619)	37,758
Soteco S.p.A.	25,292	1,012	(1,530)	24,774
Interpump Cleaning S.p.A.	23,261	-	(1,481)	21,780
Euromop S.p.A.	11,509	-	(633)	10,876
General Technology S.r.l.	7,566	629	(481)	7,714
Interpump Hydraulics S.p.A.	8,236	-	(599)	7,637
Muncie Power Products Inc.	7,736	-	(413)	7,323
Unielectric S.p.A.	5,972	-	(387)	5,585
General Pump Companies Inc.	5,093	-	(291)	4,802
Teknova S.r.l.	3,979	-	(230)	3,749

Company:	Balance as at 31/12/2000	Increases in 2001	Depreciation 2001	Balance as at 31/12/2001
S.I.T. S.p.A.	1,073	-	(69)	1,004
Pulex S.r.l.	2,839	327	(159)	3,007
IP Floor S.p.A.	2,461	-	(308)	2,153
Hydroven S.r.l.	-	1,053	(57)	996
Ready System S.r.l.	895	-	(47)	848
Interclean Assistance S.A.	245	-	(13)	232
Acquisition of ex Nitor company branch	31	-	(31)	-
Total	146,565	3,021	(9,348)	140,238

Increases of the year 2001 refer to:

- goodwill of the newly consolidated Hydroven S.r.l., control of which was acquired in July 2001;
- purchase of a further 3% of Soteco S.p.A., thus achieving full control;
- acquisition of a further 7.5% of General Technology S.r.l., of which we now hold a total stake of 77.5%;
- to balance the price, defined contractually, for the acquisition of Pulex S.r.l..

Goodwill allocated to Interpump Hydraulics S.p.A. includes all goodwill amounts paid for the acquisition of companies forming part of P.Z.B. Group and Hydrocar Group.

The goodwill entered into the consolidated accounts includes the amount entered in the financial statements of the Parent Company for a total of €/000 37,677, referred to the Parent Company complex.

Tangible fixed assets

The composition and entries for this item are illustrated in attachment C.

For a description of the main investments made during the year we invite you to refer to the relevant paragraph in the Board of Directors' Report.

We draw your attention to the fact that, compared with 2000, tangible fixed assets increased due to the acquisition of Hydroven S.r.l., the initial tangible assets of which are shown in the "change in consolidation basis" column in the above-mentioned attachment C.

Moreover, the heading buildings includes the greater portion of the consolidation difference arising in 1997 from the acquisition of the PZB Group, allocated to buildings for €/000 6,928, on the basis of an independent survey that declares a higher value of the buildings than that entered into the consolidated accounts. This amount was subsequently amortised for €/000 883.

As described in the section relative to the consolidation principles, plant and machinery in the financial statements of several consolidated companies (Interpump Group S.p.A., PZB S.p.A., Soteco S.p.A. and Unielectric S.p.A.) has been revalued in compliance with the provisions of law 342/2000. Credit balances resulting from these revaluations, carried out for a total of €/000 17,292, have been entered, to offset the greater value attributed to the revaluated assets, net of substitute tax, in special reserves of shareholders' equity in the financial statements of the individual consolidated companies. As an effect of the revaluations, the amortisation/depreciation of the four companies involved is 4,483 €/000 higher and has resulted in a considerable reduction in taxation. The above-mentioned revaluations have been eliminated from the consolidated accounts. Consequently, the consolidated income statement for 2001 benefits from recognition of deferred taxation receivable, corresponding to the future benefit foreseeable on the depreciation of the revalued assets, net of the charge to the income statement of substitute tax on the revaluation, and the deferred taxes relative to the elimination of depreciation calculated in the year on said revaluation, for 3,589 €/000 (3,274 €/000 net of the minority interests portion).

The effect of financial leasing contracts, accounted for according to the so-called financial method, on the tangible fixed assets item can be summarised as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Industrial buildings	8,134	5,870
Plant and machinery	939	1,220
Industrial and commercial equipment	-	9
Other fixed assets	-	9
Assets under construction	12,190	-
Total	*21,263*	*7,108*

Assets under construction refer to partially completed buildings.

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

Financial fixed assets are made up as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Investments	7,816	8,692
Receivables	2,976	1,961
Treasury stock	25,726	23,866
Total	*36,518*	*34,519*

Investments can be broken down as follows (amounts expressed in €/000):

		31/12/2001	% owned	31/12/2000	% owned
Investments in subsidiaries:					
Portotecnica S.A.	(1)	701	100.00%	685	100.00%
P.Z.B. Hydraulik – Komponent Vertries Gmbh (in liquidation)*	(7)	-	100.00%	-	100.00%
Hydrocar Chile S.A.	(3)	367	60.00%	238	60.00%
Aspiradores Industriales Soteco S.L.	(2)	-	51.00%	-	51.00%
Shanghai Floor Cleaning Machines Co. Ltd	(4)	-	95.66%	-	95.66%
Soteco Benelux BVBA S.p.r.l.	(2)	63	100.00%	22	100.00%
Western Floor Private Ltd	(4)	100	51.00%	100	51.00%
Euromop Brasil Holding Ltda	(6)	5	100.00%	-	-
Total investments in subsidiaries		*1,236*		*1,045*	
Investments in associates:					
Transferoil S.p.A.	(5)	5,171	49.00%	5,260	49.00%
P.Z.B. Australia Pty Ltd	(7)	901	50.00%	731	50.00%
PZB Asia Pte Ltd (in liquidation)	(7)	-	50.00%	-	50.00%
Hydroven S.r.l. **	(8)	-	-	878	36.11%
MecMarket.com S.p.A.	(5)	-	30.95%	264	42.70%
Total investments in associates		*6,072*		*7,133*	
Investments in other companies:					
Metalprint S.r.l.	(5)	483	19.00%	483	19.00%
Six S.r.l.	(5)	6	19.00%	6	19.00%
Others		19	n.s	25	n.s
Total investments in other companies		508		514	
Total investments		7,816		8,692	

*= Fully consolidated in 2000
**= Fully consolidated in 2001

(1) = controlled by Interpump Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by Interpump Hydraulics S.p.A.
(4) = controlled by IP Floor S.p.A.
(5) = owned by Interpump Group S.p.A.
(6) = owned by Euromop S.p.A.
(7) = owned by P.Z.B. S.p.A.
(8) = owned by Hydrocar S.r.l.

2001 saw the incorporation of Euromop Brasil Holding Ltda, registered offices in Brazil, of which Euromop has a 99% share (the remaining 1% is held by Soteco

S.p.A.). The scope of this company is to set up a local joint venture to facilitate penetration on the South American market.

The investment in Shanghai Floor Cleaning Machines has been prudentially written down in previous years in consideration of the losses expected to be incurred in penetrating the Chinese market; this investment is entered with a value of zero. The investment in Aspiradores Soteco is valued at zero and has a provision for €/000 19, registered in the provisions for risks and charges, formed with the counter-item "investment write-downs" to take account of the valuation with the equity method, which includes elimination of inventory bound profits for the portion relating to the year. During 2001 the provision was reduced by 55 €/000 for profits of the company.

The investments in P.Z.B. Asia Pte Ltd and PZB Hydraulik – Komponent Vertriebs Gmbh have been entered at zero under assets. These two companies are in liquidation. Among provisions for risks and charges there is a provision of 218 €/000, constituted to take account of presumed liquidation losses.

The investment in MecMarket is entered at zero under assets. The relative changes throughout the year were as follows:

	€/000
Book value as at 31/12/2000:	274
Disposal of shares	(43)
Capital gain arising from renunciation of share option	835
Write-downs of investments	(1,066)
Book value as at 31/12/2001	-

Furthermore, a provision of 150 €/000 has been constituted to take account of presumed potential liabilities. The company closed the 2001 financial year with a loss of €/000 1,884. The capital gain arising from the waiver of share options refers to the higher value of the investment resulting from the subscription of share capital increases with premium by third party shareholders further to the waiver by Interpump Group S.p.A.. The capital gain recorded in the first six months to adapt the valuation of the investment to the equity method, was classified among extraordinary income. The write-down of the investment and allocation to the provision for a total of 1,206 €/000 were classified under adjustments of financial assets.

The valuation of the investment in P.Z.B. Australia Pty Ltd was made in accordance with an internal financial statement as at 31 December 2001, because this company closes its financial year on a different date with respect to the closure of the Group Parent company financial year.

Changes in investments in subsidiaries and associates were as follows (amounts expressed in €/000):

	Balance as at 31 December 2000	Change in consolidation basis	Profit (loss)	Amortisation of goodwill	Elimination of dividends	Balance as at 31 December 2001
Investments in subsidiaries:						
Portotecnica S.A.	685	-	16	-	-	701
P.Z.B. Hydraulik Komponent Vertries Gmbh	-	-	-	-	-	-
Hydrocar Chile S.A.	238	-	187	-	(58)	367
Aspiradores Industriales Soteco S.L	-	-	-	-	-	-
Shanghai Floor Cleaning Machines Co. Ltd	-	-	-	-	-	-
Soteco Benelux BVBA	22	-	41	-	-	63
Western Floor Private Ltd	100	-	-	-	-	100
Euromop Brasil Holding Ltda	-	5	-	-	-	5
Total investments in subsidiaries	1,045	5	244	-	(58)	1,236
Investments in associates:						
Transfer Oil S.p.A.	5,260	-	297	(239)	(147)	5,171
PZB Australia Pty Ltd	731	-	170	-	-	901
PZB Asia Pte Ltd	-	-	-	-	-	-
Hydroven S.r.l.	878	(878)	-	-	-	-
MecMarket.com S.p.A.	264	(43)	(221)	-	-	-
Total investments in associates	7,133	(921)	246	(239)	(147)	6,072

Hydroven S.r.l. was consolidated in full for six months as at 31/12/2001, since control of this company was acquired in July 2001.

The goodwill of Transfer Oil S.p.A., equal to €/000 3,448 at 31 December 2001, is amortised in 20 years in line with amortisation period for the Interpump Group, together with which it was acquired. This goodwill is included in the value of the investment.

The following information is provided pursuant to the provisions of Art. 39 of Legislative Decree D.L. 127/91:

	Registered Offices	Share Capital
Subsidiaries:		
Portotecnica S.A.	Barcelona (Spain)	60,200 €
Hydrocar Chile S.A.	Santiago (Chile)	20,000,000 Pesos
Aspiradores Industriales Soteco S.L.	Barcelona (Spain)	65,000 €
Soteco Benelux BVBA	Burcht (Belgium)	20,000 €
Western Floor Private Ltd	New Delhi (India)	10,000,000 Rupees
Shanghai Floor Cleaning Machines Co. Ltd	Shanghai (China)	1,000,000 $ US

	Registered Offices	Share Capital
Associated companies:		
Transfer Oil S.p.A.	Colorno (PR)	1,000,000 €
P.Z.B. Australia Pty Ltd	NSW (Australia)	500,000 $ Australian.
P.Z.B. Asia Pte Ltd	Hilvien House (Singapore)	25,000 $ Singapore
MecMarket.com S.p.A.	Bologna	149,905 €

During 2001 costs of 537 €/000 were sustained in relation to accessory charges for the acquisition of an investment. Since negotiations failed to reach a successful conclusion, this amount has been charged to the income statement among write-downs of financial assets that do not constitute investments, utilising the direct method.

Receivables

Financial receivables include an interest-free loan granted to P.Z.B. Asia Pte Ltd for €/000 84 with a renewable annual due date.

Financial receivables from others are mainly relative to prepayments on the staff severance tax for liability a total of €/000 560 (this amount having remained substantially unchanged during the year), life insurance policies for the employees of a US subsidiary for €/000 1,892 (equivalent to $/000 1,667), which increased by €/000 1,256 due to a reclassification, and to a loan of €/000 232 granted to our shareholding SCI Europa at a rate of 5%, which remained unchanged with respect to 2000.

Treasury stock

Treasury stock was purchased by the holding company, the total amount corresponding, as at 31 December 2001, to 7.48% of the share capital (6,154,000 shares). The mean book value per share is € 4,18, substantially in line with the market value.

Concerning their possible use for the stock option plans envisaging their transfer to the Group's management at the price of € 2.58 or € 0.52, at the moment there is no provision for their use, preferring to use shares of new emission as provided for by art. 2.441, par. 8 of the Italian Civil Code and by the above-mentioned deliberations of the shareholders' meetings. There is therefore no write-down in this connection.

Assets forming part of working capital

An analysis of working capital is included in the reclassified balance sheet shown in the supplementary statements.

The analysis of the transactions involving net working capital is as follows:

	€/000
Net working capital at 31 December 2000	93,315
Exchange rate difference	1,850
Reclassification of long term portion of substitute tax debt	(2,381)
Change to consolidation basis	1,843
Increase in net working capital during the year	3,683
Net working capital at 31 December 2001	*98,310*

The increase in net working capital during the year is mainly due to the reduction of tax debts for 3,742 €/000, resulting from the tax savings discussed later on in this report.

Inventories

The closing inventory was composed as follows:

	31/12/2001 €/000	31/12/2000 €/000
Raw materials and supplies	32,872	36,108
Work in progress and semi-finished products	17,943	18,249
Finished products and goods	37,508	33,121
Advances	14	5
Total	*88,337*	*87,483*

To make a fair comparison it is necessary to take account of the change in the consolidation basis. The opening inventories of the new consolidated company amounted to €/000 1,734 and during the year currency conversion gains were registered for €/000 1,411. Therefore, on an equal consolidation basis there has been a reduction in inventory of €/000 2,291.

Inventories as at 31 December 2001 are net of a write-down provision of €/000 3,588, created to take account of obsolete and slow moving material.

Changes in the provision are as follows:

	€/000
Provision as at 31/12/2000	2,487
Allocation for the year	1,140
Utilisation for losses	(66)
Exchange rate difference	27
Provision as at 31/12/2001	*3,588*

Receivables

The receivables of the assets forming part of working capital can be analysed as follows:

Trade receivables

Trade receivables are made up as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Trade receivables	92,230	88,626
Bad debt provision	(3,321)	(2,355)
Net trade receivables	*88,909*	*86,271*

The opening balance of trade receivables of companies consolidated for the first time in 2001 totalled €/000 3,003 prior to the date of consolidation, and positive exchange rate differences occurred for a total of €/000 689. Therefore, on an equal consolidation basis there has been a reduction in trade receivables equivalent to €/000 1,054.

Changes in value adjustments can be summarised as follows:

	Tax deductible provisions	Taxed provisions	Total
	€/000	€/000	€/000
Opening balance	964	1,391	2,355
Allocation for the year	1,295	960	2,255
Utilisation for losses	(1,168)	(165)	(1,333)
Exchange rate difference	1	10	11
Change to consolidation basis	23	10	33
Closing balance	*1,115*	*2,206*	*3,321*

There are no receivables falling due after more than 5 years.

Breakdown of receivables by currency:

US Dollars	14,388,500
GB Sterling	7,255
Yen	5,911,507
Singapore Dollars	175

Amounts receivable from and payable to Group companies

Amounts receivable from Group companies, originating in relations of a commercial nature governed by normal market conditions, are given in the Board of Directors' Report.

Accounts receivable from others

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Receivables from the Inland Revenue for income taxation	3,928	1,598
Other receivables from the Inland Revenue for taxes	76	296
Prepayments to suppliers	265	241
Receivables from social security institutions	68	147
Guarantee deposits receivable	231	321
Debit balance suppliers	92	40
Other third party receivables	657	550
Receivables from the Inland Revenue for VAT	2,529	3,652
Deferred tax assets	7,346	1,828
Total receivables from others	*15,192*	*8,673*

Receivables for deferred tax assets refer, in the amount of 5,071 €/000, to prepaid taxes registered further to the elimination of the revaluation of plant, as described in the paragraph on tangible fixed assets, net of deferred taxes relative to the elimination of depreciation on said revaluation. The remaining amount of these assets is relative to the taxed provisions (inventory write-down provision, bad debts provision) entered in the financial statements of the consolidated companies, for the portion for which there is reasonable certainty of their potential for recovery.

Receivables from others with due date beyond 5 years total €/000 40.

This item includes $/000 514.

Cash

We refer you to the cash-flow statement for details of changes in this item.

Accrued income and prepayments

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Prepayment of the substitute tax on capital gains on the sale of investments	8,333	9,523
Deferred expenses on leasing instalments	218	344
Prepayment on non-competition agreement	887	-
Deferred expenses on insurance	137	138
Deferred expenses on advertising costs	32	32

	31/12/2001	31/12/2000
	€/000	€/000
Deferred expenses for maintenance and technical service fees	110	67
Deferred expenses on trade fairs	53	37
Other accrued income and deferred expenses	479	571
Total accrued income and prepayments	*10,249*	*10,712*

The prepayment for the non-competition agreement refers to the portion that is not of economic competence, paid during the year of the amount assigned for this purpose and commented in the Board of Directors' Report.

Among other accrued income and prepayments are prepaid leasing instalments, for the amount of €/000 94, that will be charged to profit and loss account beyond 5 years.

The deferred expense of substitute tax has already been commented on in the paragraph on the principles of consolidation. This amount is ascribed to the income statement in ten years, starting from 1999; therefore €/000 2,383 will be charged to profit and loss account beyond 5 years.

Shareholders' equity

The summary of changes that occurred in consolidated shareholders' equity accounts, with the connections with the contents of the consolidated financial statements at 31 December 1999 and 2000, is shown in the statement of changes in consolidated shareholders' equity included with the supplementary statements.

Share Capital

Group Parent Company share capital is fully paid up and amounted, at 31 December 2001, to €/000 42,778 divided into 82,265,500 ordinary shares with a unit price of € 0.52.

During the year, various rights of option were exercised in execution of the stock option plan, leading to a capital increase of €/000 148 and an increase in the share-premium reserve of €/000 296.

In relation to the stock option plans, we refer your attention to the Board of Directors' Report.

The special Shareholders' Meeting of 12 February 1998 approved the increase by payment of share capital from ITL 81,400 million (€/000 42,040) up to a maximum of ITL 82,400 million (€/000 42,556), by issuing a maximum of 1,000,000 ordinary shares. At 31 December 2001 205,500 shares of the 929,000 allocated, still remained to be subscribed. In February 2002 a total of 136,000 shares were subscribed; therefore there remain 69,500 shares to be subscribed, with expiry up to 31 December 2002. The special Shareholders' Meeting of 20 December 1999 approved the increase

of capital by payment for a maximum of €/000 884 by issuing 1,700,000 ordinary shares of nominal value € 0,52. These shares will be offered at a price equal to their nominal value to employees of Interpump Group S.p.A. and its subsidiaries. At 31 December 2001 a total of 142,000 shares were subscribed relative to the first tranche. In February 2002 a further 142,000 shares were subscribed, thus closing the first tranche, which included options for 284,000 shares. The foregoing share capital increase will be performed in execution of the stock option plan until the end of 2004.

Share-premium reserve

The reserve was increased by €/000 296 in relation to capital increases after exercising stock options.

Statutory reserves

These are reserves of the subsidiaries formed since their acquisition by Interpump Group S.p.A. at the time of designating the year's profits, net of the dividends they subsequently paid.

Minority shareholders' equity

This is the portion of consolidated shareholders' equity pertaining to minority shareholders of the consolidated subsidiaries. Changes in minority shareholders' interests can be broken down as follows (amounts shown in €/000):

	Balance as at 31/12/2000	Opening minority interests of the acquired companies in 2001	Difference in exchange	Dividends to minority interests	Stakes acquired by the Group	Profit for the year relative to minority interests	Balance as at 31/12/2001
Sit S.p.A.	487	-	-	(112)	-	98	473
Unielectric S.p.A.	2,556	-	-	-	-	388	2,944
Soteco S.p.A.	181	-	-	-	(181)	-	-
General Technology S.r.l.	1,201	-	-	(713)	(184)	19	323
General Pump Companies Inc.	1,445	-	84	-	-	338	1,867
Interpump Hydraulics Group	7,799	1,262	296	(868)	-	2,802	11,291
Interclean Assistance SA	752	-	-	-	-	35	787
Euromop S.p.A.	2,689	-	-	(384)	-	1,602	3,907
Ready System S.r.l.	461	-	-	-	-	179	640
Pulex S.r.l.	486	-	-	(195)	-	349	640
Interpump Engineering S.r.l.	13	-	-	-	(13)	-	-
Portions of intergroup profits bound in inventory	(60)	-	-	-	-	(24)	(84)
Total	*18,010*	*1,262*	*380*	*(2,272)*	*(378)*	*5,786*	*22,788*

Provisions for risks and charges

This item can be broken down as follows (amounts shown in thousands of euro):

	Balance as at 31/12/2000	Exchange rate differences	Increases	Decreases	Reclassifications	Change in consolidation basis	Balance as at 31/12/2001
Retirement benefits	184	-	-	(1)	-	-	183
Provision for Agents' leaving indemnity	390	-	107	(31)	-	-	466
Deferred taxes	5,284	50	1,119	(717)	-	42	5,778
Provision for industrial renovation	154	-	-	(154)	-	-	-
Product warranty provision	325	14	86	(59)	-	1	367
Provision for other contingent liabilities	1,697	7	221	(531)	-	68	1,462
Provision for Group investment risks	229	-	213	(24)	(31)	-	387
Total provisions	8,263	71	1,746	(1,517)	(31)	111	8,643

Retirement benefits

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries, allocated prior to acquisition by the Group.

Taxation

This provision includes allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning the elimination of intergroup profits, the elimination of accelerated depreciation, and accounting for financial leasing contracts according to the so-called financial method. The provision also brings together allocations for deferred taxes payable relative to the payment awarded for the non-competition undertaking to a director, as illustrated in the Board of Directors' Report. This amount was accounted in accordance with its temporal competence, while in fiscal terms it is deductible by cash and hence entirely in the year 2001.

With regard to the tax situation we draw your attention to the fact that the years up to 1995 are defined for the purposes of income taxes, while all years up to 1996 are defined for the purposes of VAT.

We also inform you that the offices of the Parent Company were subjected to an inspection by the Tax Authorities. The results of the inspection, published in an official report that is still awaiting analysis by the competent financial administration department, suggest minor irregularities in terms of inventory differences, and a more substantial question regarding differences of interpretation of current legislation concerning large capital amounts, mainly with reference to the write-down of investments performed by the Parent Company in financial years that remain to be closed. We consider, also in accordance with the opinions of our tax consultants, that the operations of the company are correct and fully in line with the requirements of law. We are therefore confident that the company is unlikely to be faced with any significant liabilities on this count so no financial provisions have been made to cover this eventuality. In particular, with regard to the write-downs of investments, the inspection report is based solely on a recent ministerial resolution that is in conflict

with the consolidated interpretation of art. 2426 par. 2 of Civil Law, and that has been the subject of unanimous and concerted criticism from tax experts.

Others

The Group investment risk provision refers to Aspiradores Industriales Soteco, P.Z.B. Asia, P.Z.B. Hydraulik Komponent, and MecMarket and is commented on under investments.

The provision for other contingent liabilities refers to various situations of litigation or potential liabilities or undertakings estimated to be in existence among Group companies.

Staff severance indemnities

This item was affected by the following changes:

	31/12/2001	31/12/2000
	€/000	€/000
Opening balance	12,156	10,753
Portion accrued during the year	2,953	2,705
Payments	(1,947)	(1,613)
Change to consolidation basis	217	311
Closing balance	*13,379*	*12,156*

Payables

Accounts payable to banks

Accounts payable to banks are as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Current portion of medium/long term financing	61,560	69,658
Current account overdrafts and advances	32,817	29,693
Total accounts payable to banks due within one year	*94,377*	*99,351*
Medium/long-term financing net of current portion	89,846	121,894
Total accounts payable to banks due after one year	*89,846*	*121,894*
Total accounts payable to banks	*184,223*	*221,245*
Of which payable to banks due after five years	*6,754*	*10,458*

Current account overdrafts and advances include €/000 8,893 of debts in US dollars relative to the debts of the two US subsidiaries (€/000 6,989) and to hedge for exchange rate risks on sales in dollars (€/000 1,904).

Medium/long-term financing includes two bank pool loans, one for €/000 68,861, of which €/000 34,431 classified in the current portion, and the other for €/000 30,987, of which €/000 5,165 classified in the current portion. We also draw your attention to the fact that a total of €/000 39,596 was repaid in December 2001.

The medium/long-term bank pool loan of €/000 68,861 was granted at the Euribor rate plus 0.30 by a pool of banks headed by Banca Popolare di Verona-Banco S. Geminiano e S. Prospero. Said loan is not backed by security. The loan is repayable in two residual fixed instalments falling due in December 2002 and December 2003.

The loan of €/000 30,987 is linked to the Euribor rate plus + 0.30 and was granted by a pool of banks headed by Banca Popolare di Verona-Banco S.Geminiano e S.Prospero, coordinated by Gestielle Merchant Bank. This debt is not backed by security and is repayable in six residual annual fixed instalments as of December 2002.

The other loans taken together total €/000 51,558, of which €/000 21,964 due within one year. These loans were all granted at standard market conditions. The foregoing loans are secured by property mortgages for €/000 8,831. Of the above loans, €/000 10,661 are in US Dollars and refer to the financing of the two US subsidiaries.

Accounts payable to other financial institutions

This item is composed as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Amounts payable to subsidiaries' shareholders not bearing interest	267	375
Current portion of financial leasing payables	1,718	573
Portion due within one year	*1,985*	*948*
Medium/long-term portion of financial leasing payables	*11,856*	*2,016*
Total accounts payable to other financial institutions	*13,841*	*2,964*
Of which payable to other financial institutions due after five years	*4,661*	=

The accounts payable to subsidiaries' shareholders not bearing interest originate in contract agreements made at the time of acquiring the companies in question.

The increase in financial leasing payables is a consequence of the significant investments made in industrial buildings during the course of the year, which are discussed in the Board of Directors' Report.

Accounts payable to suppliers

For the purposes of the correct comparison between the account items, it must be remembered that the opening trade payables of companies that were consolidated for the first time in 2001 amount to €/000 2,630. Furthermore, exchange rate differences have emerged such as to increase the balance by €/000 139. On an equal consolidation basis, the balance therefore fell by €/000 559.

Payables in foreign currencies as at 31 December 2001 can be broken down as follows:

US Dollars	1,684,560
Swiss Francs	29,119
Pounds Sterling	25,300
Norwegian Crowns	32,649
Swedish Crowns	3,298
Australian Dollars	1,030
Canadian Dollars	461
Singapore Dollars	143

Securities issued

The securities in question concern "Sabatini" financing of two subsidiaries.

Taxes payable

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Substitute tax	9,359	9,522
Inland revenue for IRPEG (corporate tax)	1,344	4,417
Inland revenue for IRAP (regional tax)	496	1,192
Inland revenue for VAT	279	112
Inland revenue for IRPEF (employee income tax)	1,764	1,594
Others	1,010	831
Total tax payables	*14,252*	*17,668*

Substitute tax refers to the capital gains made by the Parent Company further to the sale of several investments to the subsidiary Interpump Cleaning S.p.A. and the substitute tax on the revaluation of plant executed by several consolidated companies, described in greater detail in the comment to tangible fixed assets.

Payables due to the Inland Revenue for income tax are net of prepayments and withholding taxes.

Other payables

The item other payables can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Accounts payable to employees for salaries	3,050	2,878
Accounts payable to employees in respect of staff severance indemnities	212	50
Holidays accrued but not taken	1,734	1,663
Other payables to personnel	547	660
Customer credit balance	214	198
Accounts payable to agents	68	73
Directors' remuneration	70	38
Statutory auditors' remuneration	161	132
Other payables	1,130	1,001
Payables related to the acquisition of investments		
of which portion due within one year	258	2,522
of which portion due after one year	258	516
Total other payables	*7,702*	*9,731*

Accrued expenses and deferred income

Breakdown:

	31/12/2001	31/12/2000
	€/000	€/000
Accrued expenses for interest payable	1,273	1,197
Insurance policies	17	14
State capital grants	122	172
Others	457	721
Total accrued expenses and deferred income	*1,869*	*2,104*

MEMORANDUM ACCOUNTS

Memorandum accounts can be broken down as follows:

	31/12/2001 €/000	31/12/2000 €/000
Security pledges	8,831	8,831
Guarantees obtained in respect of VAT refunds	12,992	12,360
Guarantees issued by third parties in favour of the sellers of investments	258	258
Guarantees issued to third parties to cover the sale of investments	1,214	1,214
Guarantees granted in favour of non-consolidated subsidiaries	299	290
Forward purchase commitments for raw materials	4,350	2,758
Commitments for forward currency contracts	21,447	17,034
Commitments to purchase fixed assets	5,214	1,327
Other minor commitments	1,141	352
Total	*55,746*	*44,424*

With regard to security pledges given we refer you to the details in the section regarding accounts payable to banks.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Time frame
General Technology S.r.l.	22.5%	Approval of financial statements for 2001/2002/2003
General Pump Companies Inc.	30%	Approval of 2001 financial statements
Interclean Assistance	34%	Approval of 2001 financial statements
Pulex S.r.l.	42%	Approval of financial statements for 2002/2003/2004
Interpump Hydraulics S.p.A.	20%	Approval of financial statements for 2002/2003
Sit S.p.A.	5%	Approval of 2003 financial statements
Muncie Power Products Inc.	15.43%	Approval of 2005 financial statements

INCOME STATEMENT

Before passing on to analyse the single items, please note that the remarks on the general performance of costs and revenues are, in accordance with par. 1 of art. 2428 of the Italian Civil Code, given in the Board of Directors' Report.

In addition, the analytical explanation of the positive and negative income components in the Income Statement and the previous remarks on the items of the balance sheet make it possible to limit the following comments to the main items only.

Sales and other revenues

Revenues from the sale of goods and services

This item can be broken down as follows:

By geographical area	31/12/2001 €/000	%	31/12/2000 €/000	%	% growth
Italy	118,771	28	115,477	28	+2.9
Rest of Europe	132,162	31	126,969	31	+4.1
North America	126,647	30	130,785	32	-3.2
Pacific Area	22,640	5	21,809	5	+3.8
Rest of the World	25,073	6	15,672	4	+60.0
Total	*425,293*	*100*	*410,712*	*100*	*+3.6*

By business sector	31/12/2001 €/000	%	31/12/2000 €/000	%	% growth
Cleaning sector	190,727	45	175,756	43	+8.5
Hydraulic sector	127,419	30	126,561	31	+0.7
Industrial sector	106,016	25	107,454	26	-1.3
Other revenues	1,131	-	941	-	n.s.
Total	*425,293*	*100*	*410,712*	*100*	*+3.6*

Revenues from the sale of goods and services increased by 3.6%. The amount relative to 2000 includes revenues of 6 months generated by Ready System S.r.l., classified in the Cleaning Sector; the income statement of that company was consolidated for the full 12 months in 2001. Moreover, unlike 2000, 2001 includes revenues from Pulex S.r.l., whose income statement was consolidated for 12 months, and revenues from Hydroven S.r.l., whose income statement was consolidated for six months in 2001. The Board of Directors' Report contains a comparison on an equal consolidation basis, together with other revenues and income and a comment on the situation of the various business sectors.

Other revenues and income

Other revenues and income are basically composed of miscellaneous charges to suppliers, charges for packing, rent receivable, capital gains from the sale of fixed assets relating to routine administration, non-operating profits of a recurring nature.

Cost of production

Costs for raw materials, consumables and supplies

Totalling €/000 192,317. On an equal consolidation basis with 2000, raw material costs were €/000 189,921.

Costs for provision of services

These costs are detailed as follows (amounts shown in €/000):

	31/12/2001	31/12/2000
	€/000	€/000
Electricity, water, gas	3,046	2,691
Telephone	1,316	1,248
Outsourcing	20,603	20,259
Expenses related to stock market listing	401	275
Consultancy	2,394	1,855
Price lists and catalogues	402	526
Interim work	2,771	1,962
Miscellaneous services	1,536	2,099
Maintenance and repairs	3,448	3,080
Transport	4,604	4,632
Commissions	5,623	4,985
Travel expenses	1,948	2,913
Advertising, trade fairs and exhibitions	3,436	2,606
Directors' remuneration	3,469	2,589
Board of Statutory auditors' remuneration	293	261
Insurance policies	2,964	3,047
Sundry industrial costs	2,426	1,245
Miscellaneous costs	4,822	4,140
Total costs for services	*65,502*	*60,413*

On an equal consolidation basis with 2000, costs for the provision of services were €/000 63,113, reflecting an increase of 4.4%. During the course of 2001, the Group invested more in its own commercial activities in order to strengthen its presence on

the major reference markets. The commercial investment was the main reason for the increase in service costs.

We draw your attention to the fact that the amount of remuneration payable to Directors and the Board of Auditors of the holding company Interpump Group S.p.A. for the performance of their functions also in other companies included in the consolidation area, was respectively €/000 387 and €/000 64, as illustrated by the detailed analysis given in the supplementary note of the Parent Company.

Personnel costs

The cost of labour, inclusive of capitalised research costs, was €/000 78,593 in the year ending 31 December 2001 (€/000 77,055 on an equal consolidation basis) and €/000 75,033 as at 31 December 2000, with an increase of 2.7% on an equal consolidation basis, due to an increase of the mean per-capita cost, as explained in full in the Board of Directors' Report.

We further inform you that the cost of labour of companies consolidated for the first time in 2001, considering the partial consolidation of 2000 of Ready System S.r.l., amounted to €/000 1,538.

The average number of employees, taking into account dates of hiring and dates of departure, was as shown in the following table:

	Average employment 2001	Average employment 2000
Executives	51	49
White collar	674	661
Blue collar	1,488	1,487
Total average workforce	*2,213*	*2,198*

On an equal consolidation basis, the average number fell by 46.

The average per-capita cost, taking into account the period of consolidation of newly consolidated companies, totalled €/000 35.3. The per-capita cost of labour on an equal consolidation basis increased by 3.5% with respect to 2000, when it was calculated at €/000 34.1.

Sundry operating costs

This item can be broken down as follows:

	31/12/2001 €/000	31/12/2000 €/000
Gifts	327	145
Entertainment expenses	141	210
Association dues and scholarships	246	194
I.C.I. property tax	333	326

	31/12/2001	31/12/2000
	€/000	€/000
Property tax (USA)	417	239
Other taxes	224	203
Capital losses from the sale of fixed assets	63	34
Bad debts	24	84
Other losses	231	159
Other minor costs	1,477	1,470
Total	*3,483*	*3,064*

On an equal consolidation basis with 2000, this item would have totalled €/000 3,417.

Financial income and expense

Financial income

Financial income refers principally to interest receivable on bank current accounts for €/000 1,494 (€/000 1,449 in 2000) and exchange rate gains for €/000 1,441 (€/000 992 in 2000).

Exchange rate gains are mainly related to the conversion of loans granted to the US subsidiaries at the forward covering exchange rate.

Interest and other financial charges

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Interest expense on amounts payable to banks in short term	1,117	2,692
Interest expense on medium/long-term financing	10,700	8,007
Interest expense re. Sabatini law	24	11
Interest expense in respect of leasing	240	156
Financial discounts granted to clients	1,798	2,266
Fees and expenses for guarantees	83	148
Foreign exchange losses	1,230	883
Others	369	85
Total interest and other financial charges	*15,561*	*14,248*

The increase in interest payable, despite the substantial stability of indebtedness, is mainly due to the increase in the average interest rate for exchange rate risk hedging operations and to the fact that in April 2000 a special dividend of €/000 33,766 was

distributed; therefore, this amount has been subject to accrued financial charges for 8 months in 2000 and 12 months in 2001.

Foreign exchange losses mainly relate to differences between the exchange rate of recording the invoices for goods sold and the exchange rate applicable to the payback of coverage financing. Consequently, an equal amount, but of opposite sign, was included among sales revenues which, as per fiscal legislation, are recorded at the exchange rate of the day the invoice is issued. Accordingly, this cover produces no losses.

Adjustments made to financial assets values

This item gathers the adjustments in value of the investments in non-consolidated subsidiaries and in associates with the shareholders' equity method and the write-down of financial assets that do not constitute investments. The reader is therefore referred to the comment on financial fixed assets for details.

Extraordinary income and charges

This item can be broken down as follows:

	31/12/2001	31/12/2000
Income:	€/000	€/000
Capital gains from stock option waivers	835	-
Recovery of taxes for prior financial periods	57	93
Other extraordinary income	430	331
Total extraordinary income	1,322	424

	31/12/2001	31/12/2000
Charges:	€/000	€/000
Capital losses on disposals	16	-
Leaving incentives	705	312
Allocation for other potential liabilities	227	164
Other extraordinary charges	542	140
Total extraordinary charges	1,490	616

For information on capital gains arising from waivers of stock option entitlements, we invite you to consult the comment on investments. Other extraordinary income refers mainly to insurance refunds, which are offset in the costs listed under other extraordinary expenses for €/000 197 and deposit of provisions no longer necessary.

Leaving incentives for €/000 394 regard the costs for a mobility agreement for the personnel of a subsidiary.

The provision for other potential liabilities mainly concerns risks related to previous years, although arising only in 2001 in association with a non-consolidated subsidiary.

Taxes

The tax burden of the year benefited from the revaluation of plant owned by several consolidated companies, the accounting method of which and the effects on the consolidated accounts have been amply illustrated in the comment on tangible fixed assets. Furthermore, the Group has benefited from the facilitations provided by the so-called Tremonti law on investments, with respect to the previously discussed investments in industrial buildings.

Later events

Following 31 December 2001 no events occurred of sufficient significance to make the current consolidated equity-financial situation substantially different from the situation described by the consolidated balance sheet of that date, or such as to call for modifications or additional notes to accompany the consolidated financial statements.

We invite you to refer to the Board of Directors' Report for information on events occurring after 31 December 2001.

Supplementary statements

Consolidated Cash Flow Statements

Statement changes in consolidated shareholders' equity accounts

Reclassified consolidated balance sheets

Reclassified consolidated income statements

CONSOLIDATED CASH FLOW STATEMENTS

(amounts shown in €/000)	*31/12/2001*	*31/12/2000*
Net profit for the period	21,433	19,016
Minority profits	5,786	5,035
Non cash items:		
Amortisation and depreciation of intangible and tangible fixed assets	23,414	23,575
Changes in staff severance indemnities	1,006	1,042
Changes in provision for deferred taxation, net of deferred tax assets	(3,903)	355
Losses (profits) of non-consolidated equity investments	1,207	(291)
Losses (gains) from sales of fixed assets	(1,069)	(230)
Exchange rate (profit) loss on intergroup financing and receivables	(189)	-
Change in other provisions	(363)	(626)
Cash flow from operations	*47,322*	*47,876*
Cash flow obtained (used) through (in) net operating working capital	(3,683)	11,413
Operating cash flow generated	*43,639*	*59,289*
Investing activities		
Increase in tangible fixed assets	(24,389)	(15,762)
Increase in intangible fixed assets	(2,827)	(2,952)
Acquisition of investments, net	(3,793)	(11,445)
Change in payables related to the acquisition of equity investments	(2,522)	(745)
Acquisition of treasury stock	(1,860)	(2,988)
Proceeds from sales of fixed assets	2,936	548
Other changes	607	(1,082)
Total cash flow used in investing activities	*(31,846)*	*(34,426)*
Financing activities		
Increase in (repayment of) medium/long-term borrowings	(30,381)	25,234
Repayment of shareholders' financing	(253)	(1,453)
Collection (increase) of (in) medium/long-term financial receivables	(772)	(116)
Increase in share capital	444	77
Dividends collected from investments valued at equity method	147	255
Dividends paid	(8,904)	(40,222)
Total cash flow obtained through (used in) financing activities	*(39,719)*	*(16,225)*
Total cash flow generated (used)	(27,926)	8,638

CONSOLIDATED CASH FLOW STATEMENTS

(amounts shown in €/000)	*31/12/2001*	*31/12/2000*
Net cash and cash equivalents at the beginning of the period	17,883	8,288
Adjustment:		
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(477)	1,801
Net cash and cash equivalents at the beginning of the year	17,406	10,089
Cash flow generated (used)	(27,926)	8,638
Exchange differences	(389)	(844)
Net cash and cash equivalents at the end of the period	*(10,909)*	*17,883*

Net cash and cash equivalents can be broken down as follows:

Cash on hand and securities	23,181	48,773
Payables to banks due within one year	(94,377)	(99,351)
Adjustments: current portion of medium term borrowings	61,560	69,658
Accrued interest	(1,273)	(1,197)
Net cash and cash equivalents	*(10,909)*	*17,883*

STATEMENT OF CHANGES IN THE GROUP SHAREHOLDERS' EQUITY ACCOUNTS

(amounts shown in €/000)

	Share capital	Legal reserve	Share premium reserve	Reserve for treasury stock in portfolio	Reserve from currency translation	Others reserves and profit carried forward	Profit for for the year	Total
Balances as at 31 December 1999	*42,324*	*8,511*	*63,945*	*20,878*	*324*	*5,631*	*22,152*	*163,765*
Distribution of special dividend	-	-	(33,766)	-	-	-	-	(33,766)
Distribution of ordinary dividend							(5,933)	(5,933)
Allocation of remaining profits 1999	-	-	-	-	-	16,219	(16,219)	-
Increase of reserve for treasury stock held	-	-	(961)	2,988	-	(2,027)	-	-
Resolution of shareholders' meeting on 20/03/2000	-	176	(88)	-		(88)	-	-
Exchange differences on the translation of foreign companies' financial statements	-	-	-	-	838	-	-	838
Increase in capital underwritten on 21/04/2000 for stock options	15	-	62	-	-	-	-	77
Conversion of capital into euro as per resolution of shareholders' meeting of 15/09/2000	291	-	-	-	-	(291)	-	-
Profit for the year 2000	-	-	-	-	-	-	19,016	19,016
Balances as at 31 December 2000	*42,630*	*8,687*	*29,192*	*23,866*	*1,162*	*19,444*	*19,016*	*143,997*
Increase in capital underwritten on 28/02/2001 for stock options	73	-	-	-	-	-	-	73
Distribution of dividends	-	-	-	-	-	-	(6,648)	(6,648)
Allocation of remaining profits 2000	-	-	-	-	-	12,368	(12,368)	-
Increase in capital underwritten on 20/07/2001 for stock options	74	-	292	-	-	-	-	366
Increase in capital underwritten on 20/10/2001 for stock options	1	-	4	-	-	-	-	5
Exchange differences on the translation of foreign companies' financial statements	-	-	-	-	768	-	-	768
Increase in treasury stock reserve	-	-	-	1,860	-	(1,860)	-	-
Profit for the year 2001	-	-	-	-	-	-	21,433	21,433
Balances as at 31 December 2001	*42,778*	*8,687*	*29,488*	*25,726*	*1,930*	*29,952*	*21,433*	*159,994*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts shown in €/000)	*31/12/2001*		*31/12/2000*	
Trade receivables	90,371		87,606	
Inventories	88,337		87,483	
Prepayment and accrued income within one year	2,232		2,327	
Other receivables, net of deferred tax assets	7,043		4,359	
Trade payables	(68,768)		(66,551)	
Tax payables within one year	(9,477)		(10,505)	
Other current payables net of payables to purchase investments	(10,832)		(10,497)	
Accrued expenses, net of interest charges	(596)		(907)	
Net operating working capital	*98,310*	*27.4%*	*93,315*	*27.5%*
Tangible fixed assets	88,783		76,719	
Goodwill	140,238		146,565	
Treasury stock	25,726		23,866	
Financial fixed assets	10,792		10,653	
Other non current assets	22,899		18,604	
Provisions	(8,643)		(8,263)	
Staff severance indemnities	(13,379)		(12,156)	
Payables for acquisition of investments	(516)		(3,038)	
Other non current liabilities	(4,999)		(7,171)	
Total net fixed assets	*260,901*	*72.6%*	*245,779*	*72.5%*
Total capital employed	*359,211*	*100.0%*	*339,094*	*100.0%*
Financed by:				
Share Capital	42,778		42,630	
Retained earnings	95,783		82,351	
Profit for the period	21,433		19,016	
Total shareholders' equity for the Group	159,994		143,997	
Minority interests	22,788		18,010	
Total consolidated shareholders' equity	*182,782*	*50.9%*	*162,007*	*47.8%*
Cash on hand	(23,181)		(48,773)	
Payables to banks within one year	32,817		29,693	
Current portion of medium/long term financing	63,728		70,810	
Accrued interests	1,273		1,197	
Total short-term financial indebtedness (liquidity)	74,637		52,927	
Medium/long-term financing	101,792		124,160	
Total net indebtedness	*176,429*	*49.1%*	*177,087*	*52.2%*
Total sources of financing	*359,211*	*100.0%*	*339,094*	*100.0%*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts shown in €/000)	*31/12/2001*		*31/12/2000*	
Net consolidated revenues	426,075	*100.0%*	411,673	*100.0%*
Purchases, net of changes in inventories	(192,744)		(189,091)	
Gross industrial margin	*233,331*	*54.8%*	*222,582*	*54.1%*
Personnel expenses	(77,394)		(74,845)	
Other operating costs	(74,623)		(67,926)	
Gross operating profit	*81,314*	*19.1%*	*79,811*	*19.4%*
Operating depreciation and amortisation	(13,762)		(12,655)	
Operating profit	*67,552*	*15.9%*	*67,156*	*16.3%*
Amortisation of goodwill	(9,348)		(9,046)	
Amortisation of acquisition and listing costs	-		(1,666)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(10,515)		(9,077)	
Financial discounts granted to clients	(1,798)		(2,266)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	(1,207)		291	
Extraordinary income (charges), net	(168)		(192)	
Profit for the year before taxes and minority interests	*44,308*		*44,992*	
Income taxes	(17,089)		(20,941)	
Net profit before minority interests	*27,219*		*24,051*	
Minority interests	(5,786)		(5,035)	
Consolidated net profit for the period	*21,433*		*19,016*	

Attachment A

Interpump Group business sector information
(amounts shown in €/000)

	Industrial		Cleaning		Hydraulic		Other		Elimination entries		Interpump Group	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Net revenues outside the Group	104,286	107,454	190,727	175,756	127,419	126,561	3,643	1,902	-	-		
Sales between sectors	14,779	13,817	171	154	-	-	-	-	(14,950)	(13,971)		
Total net revenues	119,065	121,271	190,898	175,910	127,419	126,561	3,643	1,902	(14,950)	(13,971)	426,075	411,673
Sector operating profit	19,359	20,658	24,160	23,842	20,588	20,754	3,445	1,902			67,552	67,156
% of net revenue	16.3%	17.0%	12.7%	13.6%	16.2%	16.4%					15.9%	16.3%
Profit from investments valued according to the net equity method	(492)	(61)	(785)	(59)	70	411					(1,207)	291
Amortisation of the consolidation difference allocated to buildings	-	-	-	-	(208)	(208)					(208)	(208)
Amortisation of goodwill	(2,423)	(2,425)	(5,856)	(5,608)	(1,069)	(1,013)					(9,348)	(9,046)
Profit by sector	16,444	18,172	17,519	18,175	19,381	19,944	3,445	1,902			56,789	58,193
Net financial charges											(12,313)	(11,343)
Other non-operative items											(168)	(1,858)
Pre-tax profit											44,308	44,992
Income taxes											(17,089)	(20,941)
Minority interests											(5,786)	(5,035)
Net profit											21,433	19,016

Attachment A

Further Information
(amounts shown in €/000)

	Industrial		Cleaning		Hydraulic		Other		Elimination entries		Interpump Group	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Assets by sector	118,791	121,359	220,177	208,764	115,535	107,134			(3,808)	(2,941)	450,695	434,316
Cash and cash equivalents											23,181	48,773
Treasury stock											25,726	23,866
Total assets											499,602	506,955
Liabilities by sector	35,097	38,528	59,578	56,379	26,128	26,645			(3,593)	(2,464)	117,210	119,088
Loans											199,610	225,860
Total liabilities											316,820	344,948
OTHER INFORMATION RELATING TO THE YEAR												
Investments in fixed assets	4,705	4,593	18,636	3,637	3,876	7,532						
Amortisation and depreciation	6,653	6,090	11,268	10,773	5,446	5,046						
Other non-monetary costs	327	357	663	617	(39)	68						

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set down below

The value of components and products transferred between sectors is generally the actual sales price between Group companies, which is equivalent to the price offered to best clients. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer sale price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation and depreciation;
- other operating costs.

Amortisation of goodwill and the consolidation differences allocated to buildings was included in the sector result after operating profit, in line with the reclassified consolidated income statement.

Also profits of non-consolidated subsidiaries and associates were assigned to sectors after operating profit.

For the Group Parent company, which is active in two business sectors, the allocation of costs was performed with the following criteria:

- purchase, labour and outsourcing costs were allocated on a specific basis determined with reference to the bills of materials of the products making up the two business areas;
- amortisation and depreciation were allocated on the basis of production hours referred to each sector, taking into consideration several plants where production is focused on a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commissions, sales transport, and commercial wages were allocated on the basis of sales revenues;
- costs for trade fairs and exhibitions, and for R&D salaries were divided into equal parts between the sectors, because these amounts are indiscriminately referred to both sectors; consequently, the allocation criteria adopted is deemed to be the most appropriate;
- other operating costs were allocated in proportion to net revenues.

Assets and liabilities allocated to individual sectors include all the assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors in accordance with the portions effectively paid in relation to each sector.

For the Group Parent company, which operates in more than one sector, assets and liabilities were uniformly allocated to the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, there being no significant differences in terms of collection days between the various sectors;
- for the same reason, trade payables were allocated on the basis of the purchase cost net of changes in inventory, costs for processing carried out by third parties, energy consumption and other external industrial costs;
- inventories were allocated on the basis of the incidence of direct and indirect production costs;
- tangible fixed assets were allocated specifically with regard to plants dedicated in production in a single sector and on the basis of production hours referred to each sector in the case of plants accommodating production processes concerning more than one sector. It should be emphasized that because of the existence of different production lines not relative to a single sector, but rather that can be used in alternative for several different sectors depending on the level of market demand, the attribution of tangible fixed assets and the relative depreciation is variable in each year in accordance with the production levels of each sector;
- goodwill was assigned to the sectors according to sales revenues of the various sectors at the time of the acquisition that generated the goodwill amount;
- payables to personnel and staff severance indemnity were allocated in line with the criteria followed for the allocation of personnel costs.

The shareholding in MecMarket.Com S.p.A. was divided in equal parts between the sectors, because the business of this company concerns all Group sectors. The other shareholdings valued with the equity method in the consolidated financial statements are divided by sector as described below:

Industrial sector	Cleaning sector	Hydraulic sector
Transfer Oil S.p.A.	Soteco Benelux BVBA S.p.r.l.	Hydrocar Chile S.A.
	Portotecnica S.A.	PZB Australia Pty Ltd
	Western Floor Private Ltd	PZB Hydraulik Komponent
	Aspiradores Industriales	PZB Asia Pte Ltd
	Shanghai Floor Cleaning	
	Euromop Brasil Holding Ltda	

Attachment B

Intangible assets
(amounts expressed in €/000)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	2,147	-	37	6	(1,240)	-	938
	Accumulated amortisation	1,647	-	175	1	(1,240)	-	581
	Net Value	*500*	-	*(138)*	*5*	-	-	*357*
Research, development and advertising costs	Cost	2,177	-	1,865	-	-	-	4,042
	Accumulated amortisation	493	-	815	-	-	-	1,308
	Net Value	*1,684*	-	*1,050*	-	-	-	*2,734*
Industrial patents and intellectual property rights	Cost	517	3	161	-	(16)	-	665
	Accumulated amortisation	371	1	82	-	(19)	-	435
	Net Value	*146*	*2*	*79*	-	*3*	-	*230*
Concessions, licences, trade marks and similar rights	Cost	1,369	1	500	-	(86)	-	1,784
	Accumulated amortisation	833	-	364	-	(83)	-	1,114
	Net Value	*536*	*1*	*136*	-	*(3)*	-	*670*
Goodwill	Cost	177,489	-	3,021	-	-	-	180,510
	Accumulated amortisation	30,924	-	9,348	-	-	-	40,272
	Net Value	*146,565*	-	*(6,327)*	-	-	-	*140,238*
Assets under construction and advances	Cost	17	-	2	-	-	-	19
	Net Value	*17*	-	*2*	-	-	-	*19*
Other investments	Cost	11,640	102	323	1	(6,569)	-	5,495
	Accumulated amortisation	8,722	23	619	1	(6,569)	-	2,794
	Net Value	*2,918*	*79*	*(296)*	-	-	-	*2,701*
Total Intangible fixed assets	Cost	195,356	106	5,909	7	(7,911)	-	193,453
	Accumulated amortisation	42,990	24	11,403	2	(7,911)	-	46,504
	Net Value	*152,366*	*82*	*(5,494)*	*5*	-	-	*146,949*

Attachment C

Tangible fixed assets
(amounts expressed in €/000)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in the consolidation basis	Closing value
Land and buildings	Cost	43,709	242	1,834	2,500	6,929	1,267	51,481
	Revaluations	10,558	-	-	-	(6,928)	-	3,630
	Accumulated depreciation	13,074	121	1,598	60	676	-	15,409
	Accumulated depreciation of revaluation	2,151	-	75	-	(675)	-	1,551
	Net Value	*39,042*	*121*	*161*	*2,440*	-	*1,267*	*38,151*
Plant and machinery	Cost	55,401	456	4,157	548	603	69	60,138
	Accumulated depreciation	33,438	183	4,729	498	4	29	37,885
	Net Value	*21,963*	*273*	*(572)*	*50*	*599*	*40*	*22,253*
Industrial and commercial equipment	Cost	34,463	266	3,148	343	(1)	331	37,864
	Accumulated depreciation	26,385	159	3,282	335	(6)	142	29,627
	Net Value	*8,078*	*107*	*(134)*	*8*	*5*	*189*	*8,237*
Other assets	Cost	17,949	324	2,260	1,332	(77)	401	19,525
	Accumulated dpreciation	11,640	194	2,327	1,134	(97)	172	13,102
	Net Value	*6,309*	*130*	*(67)*	*198*	*20*	*229*	*6,423*
Assets under construction and advances	Cost	1,327	27	13,809	820	(624)	-	13,719
	Net Value	*1,327*	*27*	*13,809*	*820*	*(624)*	-	*13,719*
Total tangible fixed assets	Cost	152,849	1,315	25,208	5,543	6,830	2,068	182,727
	Revaluations	10,558	-	-	-	(6,928)	-	3,630
	Accumulated depreciation	84,537	657	11,936	2,027	577	343	96,023
	Accumulated depreciation of revaluation	2,151	-	75	-	(675)	-	1,551
	Net Value	*76,719*	*658*	*13,197*	*3,516*	-	*1,725*	*88,783*

Report of the Board of Statutory Auditors on the consolidated financial statements at 31 December 2001 of the Interpump Group.

Shareholders,

The consolidated financial statements of Interpump Group S.p.A. for the year 2001 that are placed at your disposal show a profit, net of amounts owing to minority shareholders, of 21,433,000 euro.

They have been communicated to us within the terms of the law, together with the board of directors' report and are drawn up in conformity with the requirements of Legislative Decree D. Lgs 9-4-1991 no. 127.

The checks also made by KPMG S.p.A., appointed for the audit, have led us to ascertain that the values given in the financial statements tally with the accounts of the Parent Company, the financial statements for the year of the Subsidiaries and the information these latter have formally communicated.

These financial statements, transmitted by the Subsidiaries to the Parent Company for the purposes of drawing up the consolidated financial statements, drawn up by their relevant company organs, have been examined by the bodies appointed to check the single companies and by the independent auditing company within the framework of the procedures followed for auditing the consolidated financial statements. These financial statements have therefore not been checked by the Board of Auditors.

The determination of the consolidation basis, the choice of the principles of consolidation of the investments and of the procedures used for this purpose meet the requirements of Legislative Decree D. Lgs. 9-4-1991 no. 127. The formation of the consolidated financial statements is therefore to be considered technically correct and in conformity with the specific regulations.

The board of directors' report appropriately illustrates the economic and financial situation, performance throughout 2001 and developments since the close of the year of the companies that are subject to consolidation.

The examination we carried out showed they are consistent with the consolidated financial statements.

Sant'Ilario d'Enza, 25 March 2002

Statutory Auditors

Enrico Cervellera

Maurizio Salom

Antonio Zini

KPMG

KPMG Assurance

KPMG S.p.A.
Via Passarotti, 6
I-40128 BOLOGNA BO

Telephone +39 (051) 6311975
Telefax +39 (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 22 March 2001 for our opinion on the prior year consolidated figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 18 March 2002

KPMG S.p.A.

(Signed on the original)

Franco Garilli
Director

Report of the Board of Directors of Interpump Group S.p.A. at 31 December 2001

INTERPUMP GROUP S.p.A.
Registered Office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Fully paid up share capital: € 42,848,780
Reggio Emilia Court - Company Register no. 117217
Tax code number 11666900151
VAT number 01682900350

Board of Directors' Report for the year closed at 31 December 2001

The year to 31 December 2001 closed with a net profit of 9.5 million euro (2000: 6.7 million euro) and was characterised, like previous years, by normal industrial operations, the drive to optimise the Group's financial flows, and the activity of research and selection of investments with the aim of accelerating the expansion of the Group, despite the presence of a negative international economic cycle. Since 1996, the year in which the Group was first listed on the Stock Exchange, a total of ten acquisitions have been successfully concluded.

During 2001 plant and machinery were revalued in compliance with the provisions of law 342/2000. As an effect of the revaluations amortisation/depreciation was increased by 2.4 million euro. Consequently, for the purposes of correct comparison with year 2000 data, it should be considered that the operating profit of 2001 was reduced by 2.4 million euro to take into account said revaluation, and that the net profit was reduced by 1.4 million euro, net of tax savings for a total of 1 million euro. We invite our readers to refer to the supplementary note for more detailed information.

Again for the purposes of fair comparison, we point out that in 2001 dividends were collected from subsidiaries for a total of 10.5 million euro, net of tax credit (5.9 million euro in 2000).

1 Profitability

For the remarks given here, we refer to the reclassified financial statements included in the supplementary statements.

Interpump Group S.p.A. generated net revenues of 61.7 million euro (2000: 66.3 million euro).

An analysis, by sector and by geographical area of revenues for sales and the supply of services, omitting all other sources of revenues, is given in the commentary of this item in the supplementary note.

Specifically, the Industrial Sector showed turnover of 44.9 million euro, up by 0.7% with respect to the previous year (44.6 million euro).

The Cleaning Sector achieved turnover of 14.9 million euro, falling 22.8% against sales in 2000 (19.3 million euro).

The gross industrial margin was 3.3 percentage points higher than in 2000; this was mainly thanks to a different sales mix that saw a shift towards the industrial sector, which enjoys higher margins than the cleaning sector.

Gross operating profit (EBITDA) was 1.1 percentage points higher than in 2000: the lower incidence on sales with respect to the gross industrial margin is basically due to the fall in sales which has prevented the absorption of fixed overheads in line with 2000.

Personnel costs are down 2.7% against 2000. The average number of employees for the year fell by eight. The per-capita cost however, rose by 0.6%.

Other operating costs increased by 1.7% due to a rise in the level of directors' remuneration for the reasons set down in the supplementary note in the commentary on this item.

Operating profit for the year totalled 15.5 million euro, influenced by the amortisations of the revaluation illustrated previously; net of this item, which was not present in 2000, operating profit would have amounted to 17.8 million euro (equivalent to 28.9% of net revenues), which would have been 0.4 percentage points higher than the same parameter in 2000 due to the matters described above.

Non-operating components of revenue include:

- amortisation of goodwill for 2.6 million euro, which refers to the amortisation of merger deficits originating in previous years;
- accelerated depreciation made with the sole aim of obtaining the relative tax benefits;
- dividends received from investments and the relative tax credits;
- net financial charges, which were more than 2 million euro in 2001 because of the rise in the average rate of interest for exchange rate risk coverage operations;
- the write-downs of investments described in the supplementary note.
- the extraordinary charges described in the supplementary note.

2 Capital expenditure

Capital expenditure in tangible fixed assets (1.8 million euro) is related to the normal renewal and modernisation of plant and equipment.

Capital expenditures totalling 4.9 million euro were made in the year to purchase investments, as described in greater detail in the supplementary note and as commented from a strategic and administrative standpoint in the Board of Directors' Report accompanying the Group's consolidated financial statements.

Also of note during 2000 was the purchase of treasury stock for an outlay of 1.9 million euro.

3 Financing

Net financial indebtedness as at 31 December 2001 amounted to 85.8 million euro, after having granted loans to subsidiaries in previous years for a total of 48.6 million euro, net of reimbursements received. The following table provides a confirmation of the company's ability to generate liquidity:

	2001 €/000	2000 €/000
Opening indebtedness	*(97,843)*	*(69,215)*
Cash flow from operations	12,518	13,091
Decrease (increase) in net working capitalal	(5,267)	5,771
Investments in tangible fixed assets and suspended costs in intangible fixed assets net of disposals	(2,661)	(3,404)
Dividends paid	(6,648)	(39,699)
Increase in capital for stock option	444	77
Other changes	(836)	82
Net acquisitions of investments	(4,893)	(10,916)
Purchase of treasury stock	(1,860)	(2,988)
Dividends received	10,631	6,134
Reimbursement of financing issued to subsidiaries	10,567	3,224
Net indebtedness end of year	*(85,848)*	*(97,843)*

4 Relations with subsidiaries and associates

The company also operates through subsidiaries and associates with which it entertains commercial and financial relationships. These relations are detailed in the table below (amounts expressed in €/000):

	Receivables		Revenues	
Subsidiaries:	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Euromop S.p.A.	25	41	-	-
Soteco S.p.A.	56	89	10	31
Interpump Cleaning S.p.A.	2,581	2,346	7,239	6,725
IP Floor S.p.A.	1	107	-	88
Interpump Hydraulics S.p.A.	9	-	-	-
PZB S.p.A.	383	482	-	-
Hydrocar S.r.l.	31	-	2	-
Unielectric S.p.A.	44	54	100	86
Interpump Engineering S.r.l.	3	15	10	20
Interclean Assistance S.A.	-	-	366	275
General Pump Inc.	341	806	13,161	13,389
Teknova S.r.l.	15	9	-	-
General Technology S.r.l.	1	31	16	72
Muncie Inc.	37	-	57	53
SIT S.p.A.	-	-	3	3
Hydrocar Roma S.r.l.	-	1	2	3
Hydrocar Asia	-	-	20	8
Ready System S.r.l.	6	-	-	-
Pulex S.r.l.	6	-	-	-
Western Floor India	-	-	3	2
Total	*3,539*	*3,981*	*20,989*	*20,755*

	Receivables		Revenues	
Associates:	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Transferoil S.p.A.	-	43	-	36
MacMarket.Com S.p.A.	-	10	-	10
Total associates	-	53	-	46

	Payables		Costs	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Subsidiaries:				
Soteco S.p.A.	8	1	-	2
Interpump Cleaning S.p.A.	68	88	302	252
IP Floor S.p.A.	2	-	1	1
PZB S.p.A.	-	9	-	-
Unielectric S.p.A.	348	581	1,756	2,363
Interpump Engineering S.r.l.	96	315	5	6
General Pump Inc.	-	118	51	182
Teknova S.r.l.	1	-	1	1
General Technology S.r.l.	32	-	86	103
SIT S.p.A.	170	143	375	447
Total subsidiaries	725	1,255	2,577	3,357
Associates:				
Transferoil S.p.A.	35	68	190	239
MacMarket.Com S.p.A.	-	-	1	-
Total associates	35	68	191	239

All the above relations are of a business nature and governed at normal market conditions, with the exception of accounts receivable from PZB S.p.A., which mainly include receivables for interest on loans granted.
Financial relations are as outlined below (amounts shown in €/000):

	Financing		Interest income	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Subsidiaries:				
Euromop S.p.A.	516	1,549	54	73
Soteco S.p.A.	816	816	44	43
Interpump Cleaning S.p.A.	17,250	18,954	-	-
Interpump Hydraulics S.p.A.	13,960	13,960	-	6
PZB S.p.A.	7,444	14,977	821	864
Hydrocar S.r.l.	85	85	30	-
Unielectric S.p.A.	622	875	-	-
General Pump Inc.	2,250	4,253	216	349
Muncie Power Products Inc.	5,614	5,066	370	407
Total	48,557	60,535	1,535	1,742

Interest received from Hydrocar S.r.l. refers to a loan of 1,291 thousand euro, granted in 2001 for the purchase of Hydroven shares, which was reimbursed at the end of the year.

These loans are governed by normal market conditions except as indicated below.

Loans to companies in which stakes are held have been distributed at the following conditions:

- Oleodinamica Pederzani and Zini S.p.A.: Euribor +1;
- Soteco S.p.A.: Euribor +0.75;
- Euromop S.p.A.: Euribor +0.5;
- General Pump Companies Inc.: 8.25%; the loan totals 2,000,000 USD;
- Muncie Power Products Inc.: Libor + 1.25%; the loan is for 5,000,000 USD;

The loans granted to Interpump Hydraulics S.p.A., Hydrocar S.r.l., Unielectric S.p.A. and Interpump Cleaning S.p.A. are all interest free.

Loans due after one year are composed of financing to Interpump Hydraulics S.p.A. and Hydrocar S.r.l. for 14 million euro, financing to Interpump Cleaning S.p.A. for 17.2 million euro, financing to PZB S.p.A. for 7.4 million euro, and part of the financing granted to Muncie Power Products Inc for 3.4 million euro.

Loans bearing no interest derive from contractual agreements between shareholders at the time of acquisition of the company by Interpump Group S.p.A. (loans to Unielectric S.p.A., Interpump Hydraulics S.p.A. and Hydrocar S.r.l.), and from agreements with the 100% controlled Interpump Cleaning S.p.A. for the relevant loan.

During 2001 Interpump Group S.p.A. implemented a cash-pooling procedure with several subsidiaries in order to improve the efficiency of treasury management. Year end balances and accrued interest payable were as follows:

	Debit 31/12/2001 €/000	Interest 31/12/2001 €/000
Subsidiaries:		
Soteco S.p.A.	1,071	21
IP Floor S.p.A.	180	4
General Technology S.r.l.	1,149	26
Total	*2,400*	*51*

The financial charges due to subsidiaries for €/000 326 include €/000 275 of cash discounts granted to several Group companies.

During the year there were no operations with related parties with the exception of those already discussed in the comment on Directors' remuneration in the supplementary note and expenses of 150 thousand euro for legal consultancy of the law practice in which the company Chairman works.

5 Further information

1999 saw the creation of a Research Centre (Interpump Engineering S.r.l.) designed to centralize the design and development of new products under a single body, without depriving individual companies from the resources they need for the independent development of their specific local operations. In 2001 Interpump Engineering supported the launch, in completion of the existing range, of two new families of high-pressure pumps which serve to extend the already very wide range of products; also several new models of accessories were presented.

Group strategy over the next few years will be focused on making significant investments in research and development with the aim of providing renewed impetus to internal growth.

In payment for the operations performed, the Interpump Engineering S.r.l. subsidiary charged 827 thousand euro, capitalized among intangible fixed assets.

In addition, as at 31 December 2001 the company held 6,154,000 treasury shares corresponding, on that date, to 7.48% of the capital stock. The shares were acquired during the course of the year and in previous years at an average unit cost of € 4.18.

Moreover, there were no disposals of treasury stock and the company does not possess shares or stakes in parent companies.

With regard to the stock option plans, the composition and offices of the Board of Directors, and the shares of the company and the subsidiaries held by directors, auditors, and general managers, we invite you to consult the Board of Directors' Report provided with the consolidated financial statements.

6 Events occurring since the close of the year

On 10 January 2002 Interpump Group S.p.A. and Banca Popolare di Verona – Banco S. Geminiano e S. Prospero signed a medium/long-term pool financing agreement for a total of 60 million euro. The loan is granted at the Euribor rate +0.65 and is repayable in three fixed instalments due in January 2006, January 2007 and January 2008.

For information on events occurring after 31 December 2001, readers are referred to the Board of Directors' Report accompanying the consolidated financial statements.

7 Business outlook

On the basis of the situation throughout the initial months of the year, the company forecasts satisfactory results for 2002.

Management continues to focus the maximum attention on cost curbing, both by means of careful controls and through intensive exploitation of synergies existing among group member companies. Even greater attention than in the past will also be addressed to new applications for our high-pressure pumps to ensure that we are always in a position to respond adequately to the latest market demands.

8 Proposals for the Shareholders' Meeting

We suggest that the net profit for the year, in the amount of € 9,548,036, should be designated as follows:

- a dividend of € 0.10 for each share in circulation, inclusive of the right as per art. 2357-ter par. 2 of the Italian Civil Code, and composed with profits that confer entitlement to a full tax credit for the recipients;
- the remainder to the Extraordinary Reserve, since the legal reserve has now reached the amount of one fifth of the fully paid up and subscribed share capital.

Milan, 12 March 2002

The Board of Directors

Sergio Erede

Giovanni Cavallini

Fulvio Montipò

Francesco Loredan

Pierleone Ottolenghi

Paolo Pomè

Marco Reboa

Financial Statements of Interpump Group S.p.A. for the year ending 31 December 2001

INTERPUMP GROUP S.p.A.
Registered Office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Fully paid up share capital: € 42,848,780
Reggio Emilia Court - Company Register no. 117217
Tax code number 11666900151
VAT number 01682900350

BALANCE SHEETS

ASSETS

(amounts in euro)	*31/12/2001*	*31/12/2000*
Fixed assets		
Intangible fixed assets		
Start-up and expansion costs	701	8,599
Research, development and advertising costs	1,206,399	727,094
Industrial patents and intellectual property rights	25,698	38,785
Concessions, licenses, trademarks and similar rights	227,525	241,532
Goodwill	37,677,147	40,262,770
Other	175,984	329,696
Total	*39,313,454*	*41,608,476*
Tangible fixed assets		
Land and buildings	7,995,000	8,353,946
Plant and machinery	10,926,155	2,827,774
Industrial and commercial equipment	385,297	320,800
Other assets	379,826	438,569
Assets under construction and advances	55,087	287,214
Total	*19,741,365*	*12,228,303*
Financial fixed assets		
Investments in:		
Subsidiaries	77,196,515	77,995,007
Associated companies	4,809,152	5,072,837
Other companies	488,862	488,862
Total investments	*82,494,529*	*83,556,706*
Receivables:		
From subsidiaries		
Due within one year	6,443,361	12,643,875
Due after one year	42,113,740	47,891,565
From others		
Due within one year	197,256	357,368
Total financial receivables	*48,754,357*	*60,892,808*
Treasury stock (for a total nominal value of € 3,200,080 in 2001)	25,726,447	23,865,797
Total financial fixed assets	*156,975,333*	*168,315,311*
Total fixed assets	*216,030,152*	*222,152,090*

BALANCE SHEETS

(amounts in euro)	31/12/2001	31/12/2000
Assets forming part of working capital		
Inventories		
Raw materials and supplies	4,351,273	6,404,841
Work in progress and semi-finished products	5,631,301	5,199,790
Finished products and goods	2,412,675	2,536,571
Advances	-	4,801
Total	*12,395,249*	*14,146,003*
Receivables		
Trade receivables		
Due within one year	4,612,862	5,613,310
From subsidiaries		
Due within one year	3,538,746	3,980,614
From associates		
Due within one year	-	53,712
From others		
Due within one year	1,792,500	198,150
Due after one year	682,435	488,394
Total	*10,626,543*	*10,334,180*
Cash		
Bank and postal accounts	5,304,258	22,146,922
Cash	195,288	9,015
Total	*5,499,546*	*22,155,937*
Total assets forming part of working capital	*28,521,338*	*46,636,120*
Accrued income and prepayments		
Other accrued income and prepayments		
Due within one year	378,833	22,276
Due after one year	531,570	-
Total accrued income and prepayments	*910,403*	*22,276*
Total assets	*245,461,893*	*268,810,486*

BALANCE SHEETS

LIABILITIES

(amounts in euro)	*31/12/2001*	*31/12/2000*
Shareholders' equity		
Share Capital	42,778,060	42,629,600
Share-premium reserve	29,487,653	29,191,716
Revaluation reserve	8,307,534	-
Legal reserve	8,686,805	8,686,805
Reserve for treasury stock held	25,726,447	23,865,797
Extraordinary reserve	4,950,400	6,768,034
Profit (loss) for the period	9,548,036	6,691,078
Total shareholders' equity	*129,484,935*	*117,833,030*
Provision for risks and charges		
Taxation	319,293	-
Other	149,773	224,142
Total	*469,066*	*224,142*
Staff severance indemnities	*3,549,805*	*3,269,953*
Payables		
Accounts payable to banks		
Due within one year	38,669,847	49,977,439
Due after one year	49,981,117	69,028,037
Advances		
Due within one year	21,048	39,070
Accounts payable to suppliers		
Due within one year	7,548,154	8,437,600
Payable to subsidiaries		
Due within one year	3,124,788	1,254,546
Payable to associates		
Due within one year	34,557	67,599
Taxes payable		
Due within one year	4,821,730	5,416,160
Due after one year	4,761,250	7,141,875
Social security charges payable		
Due within one year	653,535	659,204
Other payables		
Due within one year	1,610,381	3,950,367
Due after one year	433,653	516,456
Total payables	*111,660,060*	*146,488,353*
Accruals and deferrals		
Other accruals and deferrals	298,027	995,008
Total accruals and deferrals	*298,027*	*995,008*
Total liabilities	*245,461,893*	*268,810,486*

BALANCE SHEETS

(amounts in euro)	*31/12/2001*	*31/12/2000*
Memorandum accounts		
Sureties	1,566,414	1,566,414
Other memorandum accounts	8,471,352	10,492,482
Total memorandum accounts	*10,037,766*	*12,058,896*

INCOME STATEMENTS

(amounts in euro)	*31/12/2001*	*31/12/2000*
Sales and other revenues		
Revenues from the sale of goods and services	61,343,618	65,925,609
Changes in inventories of work in progress semi-finished and finished products	307,617	(398,577)
Increase on internal work capitalised under fixed assets	11,650	12,782
Other revenues and income	391,741	342,674
Total	*62,054,626*	*65,882,488*
Cost of production		
Raw materials, consumables and supplies	17,756,911	21,212,177
Services	9,504,907	9,030,260
Use of third-party assets	27,538	14,162
Personnel:		
Wages and salaries	8,378,458	8,622,686
Social security charges	2,900,912	2,974,824
Staff severance indemnities	690,757	701,929
Amortisation, depreciation and write-downs		
Amortisation of intangible assets	3,190,379	4,555,005
Depreciation of tangible fixed assets	4,548,607	1,868,555
Write-down of receivables included under assets forming part of working capital	38,433	70,103
Change raw materials, consumables and supplies inventory	2,053,569	1,510,747
Sundry operating expenses	513,826	801,729
Total	*49,604,297*	*51,362,177*
Difference between sales and other revenues and the cost of production	*12,450,329*	*14,520,311*
Financial income and charges		
Income from investments:		
Dividends from subsidiaries	10,483,676	5,879,067
Dividends from associates	147,000	254,800
Reduction in the value of investments for distribution of profits obtained before the acquisition	-	(828,213)
Tax credit on dividends	6,243,396	3,602,420
	16,874,072	8,908,074
Other income:		
Other companies partly owned	-	17,496

INCOME STATEMENTS

(amounts in euro)	*31/12/2001*	*31/12/2000*
Other financial income		
From receivables included under fixed assets:		
Subsidiaries	1,534,929	1,741,535
Other companies partly owned	702	7,503
	1,535,631	1,749,038
Financial income other than the above		
Interest from other parties and other income	1,636,987	1,423,195
Interest and other financial charges		
Interest payable to subsidiaries	(326,410)	-
Interest and fee expenses payable to others and sundry charges	(7,995,075)	(6,496,118)
Total financial income (charges)	*11,725,205*	*5,601,685*
Adjustments made to financial assets values		
Write-downs		
Of investments	(5,288,032)	(5,660,448)
Of financial assets other than investments	*(537,200)*	-
Total adjustments	*(5,825,232)*	*(5,660,448)*
Extraordinary income and charges		
Income	220,813	-
Charges	(197,541)	(224,650)
Total extraordinary items	*23,272*	*(224,650)*
Profit for the period before taxes	*18,373,574*	*14,236,898*
Income taxes for the period	(8,825,538)	(7,545,820)
Net profit for the period	*9,548,036*	*6,691,078*

Supplementary note as at 31 December 2001

1 Introduction and nature of the business

As at 31 December 2001 the structure of the Interpump Group was as shown in the Board of Directors' Report published together with the consolidated financial statements.

Interpump Group S.p.A. operates on its own account in the manufacture and sale of high and very high-pressure plunger pumps and various pump components, and high-pressure washers for professional users and for the domestic sector.

The business is organised in two sectors:

- Industrial Sector: including high and very high-pressure plunger pumps and ceramic plungers - components of strategic importance; these pumps are the core component of professional high-pressure washers and, in addition, they are utilized for a wide range of industrial applications including forced lubrication of machine tools, reverse osmosis plants for water desalination, and solid materials cutting equipment.
- Cleaning Sector: includes high-pressure washers for professional applications, in which they are used for washing of industrial and agricultural equipment, vehicles, boats, animal stalls, etc. and portable high-pressure washers for the domestic and DIY sector.

We refer you to the Board of Directors' Report supplied with the consolidated accounts for an analysis of Group business and the nature of operations.

In accordance with Legislative Decree D.Lgs. 24 February 1998, no. 58, the financial statements have been audited. The Audit Report has been attached to the financial statements.

Pursuant to art. 25 of Decree Law D.L.127/91, and in consideration of the item of investments in subsidiaries, the Group's consolidated financial statements have been drawn up and presented at the same time as the financial statements of the Parent Company. The reader should refer to this for more comprehensive information on the Group.

2 Accounting principles and valuation criteria

The financial statements of Interpump Group S.p.A. were drawn up in accordance with the provisions of current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Committee (I.A.S.C.), with the approval of the Board of Statutory Auditors when required. In order to provide complete and detailed information, the cash flow statement, the statement of changes in shareholders' equity, the reclassified balance sheet and income statement included in the Supplementary Statements are shown. The financial statements as at 31 December 2001 were drafted in euro, while the Board of Directors' Report and the supplementary note are drafted in thousands of euro.

The accounting principles adopted, of which the most important are outlined below, do not differ from those used in preparing the financial statements as at 31 December 2000, presented for the sake of comparison.

The layouts of the balance sheet and income statement are as set down by the Italian Civil Code. In the grouping "Income from investments" two items have been added (reduction in the value of investments for distribution of profits prior to acquisition, tax credit on dividends) in relation to the provisions of the law for greater clarity, as permitted by art. 2423 Ter par. 2 of the Civil Code.

Intangible fixed assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation rates applied were the following:

- Goodwill: represents the portion of the deficit arising from the mergers effected during previous financial periods and allocated to goodwill on the basis of an independent expert's opinion, which can be traced back to the greater value paid in this regard upon the acquisition of Interpump S.p.A. and the other companies incorporated. Goodwill is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration led us to assume that the Interpump Group will be able to maintain, over the long-term, the competitive positions it has attained. The adopted amortisation period, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards.
- Research and development costs referred to the important innovative process that started with the creation of the Research Centre (Interpump Engineering S.r.l.), have been capitalised and amortised in the estimated period of useful life of the products to which they refer. On the contrary, the costs of research and development relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they arise.
- All other components of intangible fixed assets are amortised over a 5-year period, with the exception of patents which are amortised over 3 years.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they will be included among extraordinary charges in the income statement.

Tangible fixed assets

These are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or as allocations carried out in respect of deficit arising from mergers. They are shown net of accumulated depreciation which is systematically calculated on a straight-line basis according to the following rates:

Real estate	3%
Plant and machinery	10%-16%
Industrial equipment	25%
Other assets	12%-25%

These rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful economic-technical life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50% since these assets were used in the production process, on average, only for half the period.

In 2001 plant and machinery was revalued in accordance with the provisions of law 342/2000. The value of the revaluated assets was not higher than the economic value, which was determined by an appraisal by an independent valuer. The revaluation was performed adjusting only the historic cost, and it led to a slight increase in the depreciation period, which is no longer than the economic-technical lifetime of the assets in question.

Also accelerated depreciation was entered, in the limits of deductibility permitted by fiscal law, in order to exploit the relative fiscal benefits allowed by statutory legislation. Such accelerated depreciation was deducted directly from the tangible fixed assets.

Assets with a unit value below ITL 1 million were completely depreciated in the year in which they were purchased in view of their limited relevance.

Pursuant to art. 10 no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out nor were there any departures from what is set out in art. 2423 and art. 2423 bis of the Italian Civil Code.

Tangible fixed assets in course of construction are valued at cost and depreciated starting from the financial year in which they enter into operation.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments are valued according to the cost method. The cost is determined by the cost of purchase or subscription, increased by the allocation of a portion of the merger deficit made on the basis of an independent survey.

Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investment will be accordingly written down in accordance with art. 2426 1st par. no. 3 of the Civil Code. If, at a later date, the reasons for such a write-down cease to exist, the original value will be fully or partially restored.

During the course of the year and in several previous years write-downs were carried out in application of tax regulations as per art. 2426 par. 2 of the Italian Civil Code, the effects of which on the financial statements are described in the commentary to the relative entry.

Dividends and the related tax credits are recorded at the time they are deliberated by the Shareholders' Meeting.

Dividends relating to the distribution of profits generated prior to the date of acquisition of the investments are ascribed in the income statement; the value of the investment in the company that distributed this dividend is correspondingly decreased, debited to the income statement in a specific item called "Reduction in value of investments due to distribution of profits prior to acquisition", included in the adjustment in the same grouping "Income from investments".

Treasury stock

These are valued at cost and, where necessary, adjusted for permanent losses in value. Treasury stock held as at 31 December 2001 is classified under financial fixed assets, because no transfer is planned in the short term.

Pursuant to current legislation, a "Reserve for treasury stock held" was established in the shareholders' equity item.

Inventories

Inventories are valued at the lower of purchase or production cost and their corresponding market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the corresponding finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

Should some of the materials in inventory become obsolete or turn over slowly, and the difference in value is significant, they would be correspondingly written-down on the basis of how much they are used or of their presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined, on the basis of an analysis of the individual accounts receivable that are in doubt; whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable, recorded in the financial statements, that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period they relate to.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out; if a negative difference arises from the valuation of foreign currency receivables and payables at the exchange rate effective at the end of the period, as opposed to the accounting values, this difference is recorded in a specific provision under liabilities designated "Exchange rate fluctuation reserve" and charged to the income statement among interest and other financial charges. On the contrary, if the conversion difference gives rise to a positive balance in relation to the accounts, it is not ascribed to the income statement in order to obtain tax benefits that would otherwise not be possible.

Forward currency contracts, covering financial receivables from subsidiaries in foreign currency, are evaluated at the exchange rate at the specified date, taking account of transaction discounts or premiums. The profit or loss deriving from the conversion of receivables at the exchange rate at the specified date, net of discounts, is ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original financing contract is calculated in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Taxes

Taxes for the year are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "taxes payable", net of the advances and withholding taxes.

Deferred tax assets, relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once their reasonable recovery has been determined.

Provisions are also made for deferred tax liabilities on the temporal differences between the civil law income and taxable income, which lead to an increase in taxable income in future years.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

3 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible fixed assets

Changes in this item are illustrated in Attachment 1.

Research and development costs are composed of the capitalized costs charged by Interpump Engineering S.r.l. and referred to major new product launches, as described in greater detail in the Board of Directors' Report.

Costs incurred for concessions, licenses, trade marks and similar rights are mainly composed of the purchase cost of software licenses.

Goodwill represents the portions of the deficit, arising from the merger, paid under this name and originating in the merger operations of previous years and allocated to this item on the basis of an independent survey.

We draw your attention to the fact that no revaluations and/or write-downs have been carried out on intangible fixed assets.

Tangible fixed assets

The change in this item, with a separate specification of the revaluations made in application of special laws and when allocating a merger deficit, is illustrated in Attachment 2.

The year's capital expenditures are due to routine renewal and modernization of plant and machinery.

During the year plant and machinery was revalued in application of law 342/2000. The positive balance resulting from the revaluation of €/000 10,257 was entered, offsetting the higher value attributed to the revalued assets, net of substitute tax of €/000 1,949, in a dedicated reserve under shareholders' equity. Because of the revaluations, depreciation for the year was €/000 2,367 higher, resulting in a significant reduction in taxation. Due to the above mentioned revaluation net profit was reduced by €/000 1,414, net of the relative fiscal effect. The net revaluation reserve of €/000 8,308 is a provision suspended from taxation that can be utilized, without incurring additional taxes, only to cover business losses. No deferred taxes have been calculated in relation to this reserve because distribution is not envisaged.

During the course of the year and in previous years accelerated depreciation was applied in order to exploit the related fiscal benefits. Due to the previously illustrated revaluation of plant, the effect of undervaluation of tangible fixed assets as at 31 December 2000 for accelerated depreciation, equal to €/000 2,878, was absorbed in the amount of €/000 607. If only ordinary depreciation had been applied, considered to be representative of the useful life of the relative assets, the depreciation provision as at 31 December 2001 and depreciation for the year would have been lower, respectively, by €/000 2,705 and €/000 434. Consequently, shareholders' equity as at 31 December 2001 and net profit for 2001 would have been higher, respectively, by €/000 1,616 and €/000 259, after the theoretical fiscal effect, calculated at 40.25%.

Financial fixed assets

Investments

The composition of investments and relative changes are illustrated in Attachment 3.

As already discussed in the Board of Directors' Report provided with the consolidated financial statements, the following changes occurred during the year:

- acquisition of the remaining 20% of the subsidiary Interpump Engineering S.r.l., thus arriving at a position of 100% control;
- acquisition of a further 7.5% in the subsidiary General Technology S.r.l., thus arriving at a controlling stake of 77.5%;
- acquisition of a further 3% of the subsidiary Soteco S.p.A., thus arriving at a position of 100% control.
- contractually stipulated increase due to price adjustment for the acquisition of Pulex S.r.l.;
- increase in the cost of the investment in Interpump Cleaning S.p.A. due to the conversion to capital to cover losses of a portion of the interest-free loan granted in previous years;
- write-downs of investments described below.

In previous years, remaining write-downs were performed on investments at 31 December 2001, net of the sales made, for €/000 19,219 in application of the tax regulations.

In 2001 the value of the investments in Interpump Cleaning S.p.A., General Technology S.r.l. and Teknova S.r.l. was reduced by €/000 4,917 in accordance with art. 2426 par. 2 of the Italian Civil Code, with the criteria stipulated by fiscal regulations.

Shareholders' equity and profit for the year were therefore lower, respectively, by €/000 15,447 and €/000 3,147, net of the theoretical fiscal effect calculated at 36%, due to the fiscal interferences described above.

The investment in the associated company MecMarket.Com S.p.a. is entered at zero under equity assets, and showed the following changes during the year:

	€/000
Book value as at 31/12/2000:	264
Disposal of shares	(43)
Write-downs of investments	(221)
Book value as at 31/12/2001	-

Furthermore, a provision of 150 €/000 has been constituted to take into account presumed potential liabilities. MecMarket.Com S.p.a. closed the 2001 financial year

with a loss of €/000 1,884. The write-down of the investment and allocation to the provision for a total of 371 €/000 were classified among adjustments of financial assets.

It is further confirmed that no economic or monetary revaluation, except for the allocation of the merger deficit for €/000 24,357, has been applied on the investments forming parts of the company's assets as at 31 December 2001.

The following list shows individual investments in subsidiaries and associates at 31 December 2001 (amounts shown in €/000):

	Registered Office	Share capital	Shareholders' equity	% stake	Book value as at 31/12/2001	Value equity method as at 31/12/2001	Profit (loss) for the year as at 31/12/2001
Subsidiaries:							
Interpump Engineering S.r.l.	Reggio Emilia	76	67	100%	138	116	2
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	9,828	70%	11,494	12,352	348
General Pump Inc.	Minneapolis (USA)	1,854	5,477	70%	5,215	9,152	1,010
General Technology S.r.l.	Reggio Emilia	780	1,302	77.5%	8,801	8,823	133
Pulex Srl	Brescia	15	1,452	58%	2,487	3,869	854
Euromop S.p.A.	Villa del Conte (PD)	103	7,585	51%	5,650	14,716	3,246
Teknova S.r.l.	Casalgrande (RE)	362	1,620	100%	5,641	5,847	548
SIT S.p.A.	S.Ilario d'Enza (RE)	105	1,120	60%	2,120	1,705	238
Soteco S.p.A.	Castelverde (CR)	140	5,236	100%	28,782	31,881	4,472
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	2,516	100%	2,545	3,412	(2,673)
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	7,994	80%	4,323	26,835	3,126
Total subsidiaries					*77,196*	*118,708*	
Associates:							
Transfer Oil S.p.A.	Colorno (PR)	1,000	2,996	49%	4,809	5,171	629
MecMarket.Com S.p.A.	Bologna	150	1,530	30.95%	-	-	(1,884)
Total associates					*4,809*	*5,171*	
Total					*82,005*	*123,879*	

The share capital of General Pump Companies Inc. is converted at the historic acquisition exchange rate, while shareholders' equity is converted at the rate in force on 31 December 2001; profit for the year is converted at the average exchange rate for 2001, as required by the reference accounting principles.

It was not deemed convenient to write-down investments for which the valuation according to the equity method was lower than the value recorded in the balance sheet, as there are not the requirements of the concept of a permanent loss in value, since these growing companies are expected to produce significant positive results in the future.

The percentages of possession of the other companies are as follows:

- Metalprint S.r.l. 19.00%
- Six S.r.l. 19.00%

During 2001 costs of 537 €/000 were sustained in relation to accessory charges for the acquisition of an investment. Since negotiations failed to reach a successful conclusion, this amount has been charged to the income statement under write-downs of financial assets other than investments, with the direct method.

Financial receivables

The composition of this item is as follows (amounts shown in €/000):

	Balance 31/12/2001	Balance 31/12/2000
Financial receivables from subsidiaries (for details refer to the Board of Directors' Report)	48,557	60,535
Receivables from other companies:		
Metalprint S.r.l.	-	123
Other financial receivables	197	235
Other financial receivables	*197*	*358*

The other financial receivables are mainly composed of receivables from the Inland Revenue for the prepayment of IRPEF income tax paid on the staff severance indemnities, in compliance with the relevant regulations.

Treasury stock

As at 31 December 2001 treasury stock amounted to 7.48% of capital (6,154,000 shares). The average unit value is € 4.18.

With regard to the possible use of these shares for the stock option plan, which envisages their possible disposal to Group management for a unit price of € 2.58 or € 0.52, this possibility is not currently contemplated, since it is preferred to utilize newly issued shares in accordance with the provisions of art. 2441, par. 8 of the Italian Civil Code and the above-mentioned resolutions of the shareholders' meetings. Therefore, there has been no writing down in this connection.

Assets forming part of working capital

An analysis of the working capital is included in the reclassified balance sheet given in the supplementary statements.

Inventories

Inventories at year end are made up as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Raw materials and supplies	4,351	6,405
Work in progress and semi-finished products	5,631	5,200
Finished products and goods	2,413	2,536
Advances	-	5
Total	*12,395*	*14,146*

The decrease is due to the pursuit of a policy of reducing stocks, the consumption of stocks of aluminium and brass which were increased last year over and above the normal level in order to exploit favourable market conditions, and the application of a more attentive purchasing cost restriction strategy.

We also point out that raw material inventories are quoted net of a write-down provision of €/000 155, which was allocated in previous years to account for materials considered to be obsolete.

Receivables

The receivables of the assets forming part of working capital can be analysed as follows:

Trade receivables

Trade receivables can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Trade receivables	4,972	5,953
Bad debt provision	(359)	(340)
Net trade receivables	*4,613*	*5,613*

Changes of value adjustments are as follows (amounts shown in €/000):

	Provisions ex art.71	Provisions taxed	Total
Balance as at 31 December 2000	65	275	340
Allocation for the year	38	-	38
Utilisation for losses	(19)	-	(19)
Balance as at 31 December 2001	*84*	*275*	*359*

There were no foreign currency receivables as at 31 December 2001.

Receivables from Group companies

An analysis of accounts receivable from Group companies appears in the Directors' Report attached to these financial statements. The balance includes receivables in foreign currency for €/000 30.

Accounts receivable from others

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Receivables from Inland Revenue for taxation	1,768	305
Receivables from Inland Revenue for VAT	41	29
Deferred tax assets	358	249
Accounts receivable from others	308	103
Total receivables from others	*2,475*	*686*

The increase in receivables from the Inland Revenue for taxes refers almost entirely to the higher amount of advances paid in 2001.

Receivables for deferred tax assets refer mainly to future fiscal effects on provisions for which the necessary conditions for tax deduction have not yet arisen.

The accounts contain no receivables due after 5 years, with the exception of guarantee deposits totalling 16 thousand euro.

Cash

We invite readers to refer to the cash flow statement for details of changes in this item.

Prepayments and accrued income

The increase in this item, equal to €/000 888, refers mainly to the prepayment, for the non-competition agreement, of the portion that is not of economic competence although paid during the year and discussed in the Board of Directors' Report provided with the consolidated financial statements.

Shareholders' equity

The summary of the changes made in the shareholders' equity accounts is given in the statement of changes in shareholders' equity included in the supplementary statements.

As illustrated in the comments on the single items, entries have been made in the accounts in order to obtain tax benefits. The summary of the effects on shareholders' equity and on the year's profit, net of the relevant fiscal effects, is as follows (amounts expressed in €/000):

	Shareholders' equity	Of which net profit
As per financial statements at 31/12/2001	129,485	9,548
Effect of accelerated depreciation (see tangible fixed assets)	1,616	259
Effect of investment write-downs (see financial assets)	15,447	3,147
Financial statements adjusted to reflect fiscal interferences	*146,548*	*12,954*

The effects of the above fiscal interferences have been eliminated from the consolidated financial statements.

The effect of accelerated depreciation differs from that presented in the supplementary notes to the consolidated financial statements in the reconciliation statement between Parent Company shareholders' equity and profit with the same parameters of the consolidated results, due to the absorption of back-dated accelerated depreciation due to the effect of the revaluation of plant illustrated above.

Share Capital

Share capital is fully paid up for a total, as at 31 December 2001, of €/000 42,778 divided into 82,265,500 ordinary shares of unit value € 0.52.

During the year share options were exercised in implementation of the stock option plan, involving an increase in share capital of €/000 148 and an increase of €/000 296 in the share-premium reserve.

With regard to the stock option plans we invite you to refer to the Board of Directors' Report presented together with the consolidated financial statements.

The special Shareholders Meeting of 12 February 1998 approved a share capital increase against payment for between Itl 81,400 million (€/000 42,040) and a maximum of Itl 82,400 million (€/000 42,556), by means of the issue of a maximum of 1,000,000 ordinary shares. At 31 December 2001 of the 929,000 shares assigned 205,500 were still awaiting subscription. In February 2002 a further 136,000 shares were subscribed, thus leaving a total of 69,500 shares to subscribe within 31 December 2002. The special Shareholders' Meeting of 20 December 1999 approved a share capital increase against payment for a maximum of €/000 884 by means of the issue of 1,700,000 ordinary shares with a nominal value of € 0,52. These shares will be offered at their nominal value to employees of Interpump Group S.p.A. and its subsidiaries. At 31 December 2001 a total of 142,000 shares were subscribed relative to the first tranche. In February 2002 a further 142,000 shares were subscribed, thus closing the first tranche, which included options for 284,000 shares. The foregoing

share capital increase will be performed in execution of the stock option plan until the end of 2004.

Share-premium reserve

The reserve was increased by €/000 296 in relation to capital increases further to the stock option exercise.

Revaluation reserve

The positive balance resulting from the revaluation of plant and machinery, performed in application of law 342/2000 and described above, for a total of €/000 10,257, was entered in 2001, net of substitute tax of €/000 1,949, in a specifically constituted shareholders' equity reserve. The net revaluation reserve of €/000 8,308 is a suspended tax provision that can be utilized, without payment of additional taxes, exclusively to cover business losses. Deferred taxes have not been calculated on this reserve because there are no plans to distribute it.

Provisions for risks and charges

Taxation

The provision brings together allocations for deferred taxes payable relative to the payment awarded for the non-competition undertaking to a director, as illustrated in the Board of Directors' Report presented together with the consolidated financial statements. This amount has been accounted in accordance with the temporal competence principle, while in fiscal terms it is deductible in cash and hence in the year 2001.

With regard to the tax situation we draw your attention to the fact that the years up to 1995 are settled for the purposes of direct taxes, while all years up to 1996 are settled for the purposes of VAT.

We also inform you that the offices of the Parent Company were subjected to an inspection by the Tax Authorities. The results of the inspection, published in an official report that is still awaiting analysis by the competent financial administration department, suggest minor irregularities in terms of inventory differences, and a more substantial question regarding differences of interpretation of current legislation concerning large capital amounts, mainly with reference to the write-down of equity investments performed by the Parent Company in financial years that remain to be closed. We consider, also in accordance with the opinions of our tax consultants, that the operations of the company are correct and fully in line with the requirements of law. We are therefore confident that the company is unlikely to be faced with any significant liabilities on this count so no financial provisions have been made to cover this eventuality. In particular, with regard to the write-downs of investments, the inspection report is based solely on a recent ministerial resolution that is in conflict with the consolidated interpretation of art. 2426 par. 2 of the Italian Civil Code, and that has been the subject of unanimous and concerted criticism from tax experts.

Provision for other risks and charges

This item incorporates the risks provision relative to the investment MecMarket.Com S.p.A., commented under the item investments.

Staff severance indemnities

This item was affected by the following changes:

	31/12/2001	31/12/2000
	€/000	€/000
Opening balance	3,269	3,055
Portion accrued during the year	691	623
Payments	(410)	(409)
Closing balance	*3,550*	*3,269*

Payables

Accounts payable to banks

Medium/long-term financing includes a loan granted by a pool of banks for €/000 68,861, of which €/000 34,431 classified in the current portion. We draw your attention to the fact that an instalment of €/000 34,431 was repaid in December 2001.

The loan is linked to the Euribor rate plus + 0.30 points and was granted by a pool of banks headed by Banca Popolare di Verona-Banco S. Geminiano e S. Prospero. This loan is not backed by security. The residual loan is repayable in two fixed instalments falling due in December 2002 and December 2003.

Also during the year another loan was obtained for €/000 15,494, maturing in March 2003, linked to the Euribor rate + 0.30 points and not backed by collateral security.

Other amounts due to banks are composed of an IMI loan maturing in January 2003 and granted at a rate of 4.5%, with a residual debt of €/000 113, of which €/000 56 classified in the current portion. Also this loan is unsecured.

Accounts payable to suppliers

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Suppliers	6,246	7,199
Invoices to be received	1,302	1,239
Total	*7,548*	*8,438*

There were no payables in foreign currency as at 31 December 2001.

Amounts payable to Group companies

The detail of the payables to Group companies is given in the Board of Directors' Report provided with these financial statements.

Taxes payable

Tax payables can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Substitute tax on capital gains	7,142	9,522
Substitute tax on revaluation L .342/2000	1,949	-
Inland revenue for IRPEG (corporate tax)	-	2,556
Inland revenue for IRAP (regional tax)	-	5
Inland revenue for IRPEF (employee income tax)	492	474
Other	-	1
Total tax payables	*9,583*	*12,558*

Substitute tax on capital gains refers to the gains arising further to the disposal of investments in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. and Sirio S.r.l., to Interpump Cleaning S.p.A. Substitute tax on the revaluation of plant has already been discussed.

Other payables

Other payables are composed as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Accounts payable to employees for salaries	500	437
Holidays accrued but not taken	333	340
Other payables to personnel	136	192
Customer credit balance	141	97
Statutory auditors' remuneration	87	87
Other payables	331	275
Payables for acquisition of investments	516	3,038
Total other payables	*2,044*	*4,466*

Payables for the acquisition of investments, which bear no interest, refer to the remainder to be paid for the acquirement of minority shareholdings in subsidiaries. Of this amount 258 €/000 is due in 2002 with the same amount payable in 2003.

Accrued expenses and deferred income

Accrued expenses are composed of interest matured on medium-term loans not yet charged; the significant reduction in this item with respect to 2000 is explained by the repayment of an instalment of the loan obtained from a pool of banks as described in the paragraph on amounts due to banks.

Memorandum accounts

Memorandum accounts can be broken down as follows:

	31/12/2001 €/000	31/12/2000 €/000
Surety received from third parties to guarantee VAT refunds	-	1,221
Surety granted to third parties to guarantee our payment for the acquisition of investments	258	258
Commitments for forward currency contracts	7,864	9,319
Surety granted to third parties to guarantee disposals of investments	1,214	1,214
Commitments for forward purchases of raw materials	655	-
Other sureties	47	47
Total	*10,038*	*12,059*

The surety granted to third parties to guarantee disposals of investments concerns the sale of PZB Group to our 80% owned subsidiary Interpump Hydraulics S.p.A. This guarantee was granted to minority shareholders of the company.

In relation to the commitments for the acquisition of minority shares in subsidiaries, we invite you to refer to the descriptions in the supplementary notes to the consolidated financial statements.

INCOME STATEMENT

Before passing on to analyse the single items, please note that the remarks on the general performance of costs and revenues are, in accordance with par. 1 of art. 2428 of the Italian Civil Code, given in the Board of Directors' Report. In addition, the analytical explanation of the positive and negative income components in the Income Statement and the previous remarks on the items of the balance sheet make it possible to limit the following comments to the main items only.

Sales and other revenues

Revenues from the sale of goods and services

This item can be broken down as follows:

	31/12/2001 €/000	%	31/12/2000 €/000	%
By geographical area:				
Italy	18,951	31	18,540	28
Rest of Europe	17,202	28	15,483	24
Rest of the World	25,191	41	31,903	48
Total	*61,344*	*100*	*65,926*	*100*
By business sector:				
Industrial sector	44,946	73	44,646	68
Cleaning sector	14,910	24	19,252	29
Other income and revenues	1,488	3	2,028	3
Total	*61,344*	*100*	*65,926*	*100*

Other income and revenues include €/000 439 revenues for consultancy services for subsidiaries (€/000 560 in 2000).

For an illustration of the trend of revenues we invite you to consult the Board of Directors' Report.

Other revenues and income

Breakdown:

	31/12/2001 €/000	31/12/2000 €/000
Rent receivable	177	161
Capital gains from the sale of fixed assets	28	1
Contingent assets	89	48
Other	98	133
Total	*392*	*343*

Cost of production

Costs for raw materials, consumables and supplies

This item totals €/000 17,757, down by 16.3% on 2000 thanks to the reduction in raw material prices and a policy of reducing stock levels, as discussed in the comment on the corresponding balance sheet entry.

Costs for provision of services

This item breaks down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Outsourcing	3,910	4,223
Directors' Remuneration	1,423	642
Board of Statutory auditors' Remuneration	87	87
Consultancy	600	487
Commissions	153	330
Maintenance and repairs	606	596
Transport	144	269
Utilities consumption (power, water and gas)	677	621
Insurance policies	159	174
Expenses related to stock market listing	385	275
Travel expenses	81	191
Trade fairs and exhibitions	122	175
Telephone	77	76
Price lists and catalogues	62	49
Sundry industrial costs	159	182
Other service charges	860	653
Total	*9,505*	*9,030*

The reduction in outsourcing is due to the fall in turnover; the incidence of this item on total sales remains unchanged.

In accordance with art. 32 of the Regulation implementing Decree Law D.L. 24February 1998 no. 58 governing the issuers of listed securities, the remuneration for directors and auditors is as follows (amounts given in €/000):

	Interpump Group S.p.A.	Subsidiaries companies	Total
	€/000	€/000	€/000
Directors:			
Sergio Erede	52	-	52
Giovanni Cavallini	800	27	827
Fulvio Montipò	476	360	836
Francesco Loredan	26	-	26
Paolo Pomè	26	-	26
Stefano Mazzotti	4	-	4
Pierleone Ottolenghi	13	-	13
Marco Reboa	26	-	26
Total	*1,423*	*387*	*1,810*

	Interpump Group S.p.A. €/000	Subsidiaries companies €/000	Total €/000
Statutory auditors:			
Enrico Cervellera	37	-	37
Maurizio Salom	25	-	25
Antonio Zini	25	64	89
Total	*87*	*64*	*151*

Fulvio Montipò also received €/000 1,085 (of which €/000 373 referred to 2001) in compliance with the non-competition agreement signed in 2001 and described in the Board of Directors' Report presented together with the consolidated financial statements. In 2001 Giovanni Cavallini received €/000 50 for a position of employment with subsidiary companies (€/000 47 in 2000); Fulvio Montipò also received €/000 64 for the same reason in 2001 (€/000 63 in 2000). Giuseppe Bava, the General Manager appointed on 1 December 2001, received a salary of 28 €/000.

Personnel costs

The cost of labour can be broken down as follows (amounts shown in €/000):

	31 December 2001		31 December 2000	
	White collar and executives	Blue collar	White collar and executives	Blue collar
Salaries and wages	2,667	5,711	2,631	5,991
Social security contributions	853	2,048	842	2,132
Staff severance indemnities	211	480	205	497
	3,731	8,239	3,678	8,620
Total	*11,970*		*12,298*	

The average number of employees, taking into account recruitments and resignations, was as follows:

	Average staff numbers employed		Per-capita cost (€/000)	
	2001	2000	2001	2000
Executives and white collar	70.0	70.0	53.3	52.5
Blue collar	282.0	290.0	29.2	29.7
Total	*352.0*	*360.0*	*34.0*	*34.2*

The cost of labour fell by 2.7% compared to 31 December 2000.

Other operating expenses

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
I.C.I. property tax	126	123
Association dues	52	51
Other taxes	40	37
Entertainment expenses	62	34
Contingent liabilities	44	31
Capital losses from the sale of fixed assets	6	2
Other minor costs	184	523
Total	514	801

Financial income and expenses

Income from investments

The analytical presentation in the Income Statement makes further details unnecessary.

The item "Reduction in value of investments for distribution of profits prior to acquisition", entered in the 2000 financial year, is equivalent to the portion of dividends relative to profits generated prior to acquisition of subsidiaries by Interpump Group S.p.A.; it follows that such dividends, in compliance with the reference accounting principles, have been carried forward to decrease the value of the investment.

Financial income from receivables included under fixed assets

This item totals €/000 1,536 against the €/000 1,750 of 2000, and is almost entirely related to interest receivable on loans granted to subsidiaries.

Other financial income

This item can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Profit on exchange gains	771	713
Bank interest	839	672
Interest on tax rebates	20	29
Other	7	8
Total	1,637	1,422

Exchange gains refer to the adjustment of loans in US dollars granted to the two US subsidiaries at the forward covering exchange rate.

Interest and other financial charges

Financial charges can be broken down as follows:

	31/12/2001	31/12/2000
	€/000	€/000
Interest expense on medium/long-term financing	6,104	4,438
Interest expense on bank current accounts	4	529
Fees and expenses for guarantees	85	79
Foreign exchange losses	535	21
Other bank charges	236	1
Subtotal	*6,964*	*5,068*
Financial discounts granted to clients	1,357	1,427
Total	*8,321*	*6,495*

The increase in interest payable, despite the fall in the level of indebtedness, is mainly due to the increase in the average interest rate for exchange risk hedging operations, and to the fact that an special dividend of €/000 33,766 was distributed in April 2000; interest therefore accrued on this amount over 8 months in 2000 and over 12 months in 2001.

Exchange losses are the result of the hedging of the exchange rate risk on loans in foreign currency granted to the US subsidiaries. These amounts partially offset the previously commented exchange gains.

Value adjustments to financial assets

This item covers write-downs of investments in Interpump Cleaning S.p.A., General Technology S.r.l. and Teknova S.r.l., for the portion applied in accordance with tax legislation, and the write-down of the investment in MecMarket.Com S.p.a., as described in the commentary on the investments item.

Finally, it also includes the item "Write-downs of financial assets other than investments", commented in the paragraph on financial assets.

Extraordinary income and charges

Extraordinary income includes the insurance indemnity of €/000 191, received in relation to the damage to the plant in via Brodolini at Campegine caused by meteorological events, while the item extraordinary charges includes the relative expenses, totalling €/000 197.

Income taxes for the period

Breakdown of income taxes:

	31/12/2001	31/12/2000
	€/000	€/000
IRPEG (corporate tax)	7,396	6,358
IRAP (regional tax)	1,219	1,281
Total current taxes	8,615	7,639
Deferred taxes	211	(5)
Total taxes	*8,826*	*7,634*

The tax burden for the year benefited from the revaluation of plant, the method of accounting and effects of which are illustrated in the comment on tangible fixed assets.

Later events

At the time of publication there were no events occurring after 31 December 2001 such as to make the situation of assets and liabilities substantially different from the situation emerging from the balance sheet of that date, or such as to call for modifications or additional notes to accompany the financial statements.

Readers are referred to the Board of Directors' Report for information on significant events occurring after the end of the year.

Statement of changes in intangible fixed assets and relative accumulated amortisation (amounts shown in €/000):

	Historic cost				Accumulated amortisation				
	Balance as at 31 December 2000	Increases during the year	Decreases and reclassifications for the year	Balance as at 31 December 2001	Balance as at 31 December 2000	Amortisation for the year	Decreases and reclassifications for the year	Balance as at 31 December 2001	Net intangible fixed assets as at 31 December 2001
Start-up and capital costs	1,281	-	(1,241)	40	1,272	8	(1,241)	39	1
Research, development and advertising costs	909	826	-	1,735	182	347	-	529	1,206
Intellectual property rights	100	-	(36)	64	62	13	(37)	38	26
Concessions, licenses and trade marks	416	69	(67)	418	175	83	(68)	190	228
Goodwill	51,712	-	-	51,712	11,449	2,586	-	14,035	37,677
Other assets	7,338	-	(6,569)	769	7,008	153	(6,567)	594	175
Total	61,756	895	(7,913)	54,738	20,148	3,190	(7,913)	15,426	39,313

Statement of changes in tangible fixed assets and related accumulated depreciation (amounts shown in €/000):

		Opening value	Increases	Decreases	Reclassifications	Closing value
	Cost	11,624	32	-	-	11,656
	Revaluations	699	-	-	-	699
Land and buildings	Accumulated depreciation	3,737	370	-	-	4,107
	Accumulated depreciation of revaluation	232	21	-	-	253
	Net Value	8,354	(359)	-	-	7,995
	Cost	13,957	1,040	258	361	15,100
	Revaluation	-	10,257	-	-	10,257
	Accumulated depreciation	11,129	1,193	258	-	12,064
Plant and machinery	Accumulated depreciation of revaluation	-	2,367	-	-	2,367
	Net Value	2,828	7,737	-	361	10,926
Industrial and commercial equipment	Cost	5,460	390	-	24	5,874
	Accumulated depreciation	5,140	349	-	-	5,489
	Net Value	320	41	-	24	385
	Cost	1,821	197	59	16	1,975
Other fixed assets	Accumulated depreciation	1,382	249	36	-	1,595
	Net Value	439	(52)	23	16	380
Assets under construction and advances	Cost	287	169	-	(401)	55
	Net Value	287	169	-	(401)	55
	Cost	33,149	1,828	317	-	34,660
	Revaluations	699	10,257	-	-	10,956
Total tangible fixed assets	Accumulated depreciation	21,388	2,161	294	-	23,255
	Accumulated depreciation of revaluation	232	2,388	-	-	2,620
	Net Value	12,228	7,536	23	-	19,741

Statement of changes in investments (amounts shown in €/000):

	Balance as at 31 December 2000	Increases due to acquisitions and payments	Disposals	Write-down and reduction in value	Balance as at 31 December 2001
Subsidiaries:					
Interpump Cleaning S.p.A.	3,493	1,704	-	(2,652)	2,545
Interpump Engineering S.r.l.	65	73	-	-	138
Euromop S.p.A.	5,650	-	-	-	5,650
Unielectric S.p.A.	11,494	-	-	-	11,494
General Technology S.r.l.	9,697	814	-	(1,710)	8,801
Soteco S.p.A.	27,582	1,200	-	-	28,782
Teknova S.r.l.	6,196	-	-	(555)	5,641
Sit S.p.A.	2,120	-	-	-	2,120
General Pump Companies Inc.	5,215	-	-	-	5,215
Interpump Hydraulics S.p.A.	4,323	-	-	-	4,323
Pulex S.r.l.	2,160	327	-	-	2,487
Total subsidiaries	*77,995*	*4,118*	-	*(4,917)*	*77,196*
Associates:					
MecMarket.Com S.p.A.	264	-	(43)	(221)	-
Transfer Oil S.p.A.	4,809	-	-	-	4,809
Total associates	*5,073*	-	*(43)*	*(221)*	*4,809*
Other companies:					
Metalprint S.r.l.	483	-	-	-	483
Six S.r.l.	6	-	-	-	6
Total other companies	*489*	-	-	-	*489*
Total investments	*83,557*	*4,118*	*(43)*	*(5,138)*	*82,494*
Accessory charges for the acquisition of investments	-	537	-	(537)	-

Supplementary statements

Cash Flow Statements

Statement of changes in shareholders' equity accounts

Reclassified balance sheets

Reclassified income statements

CASH FLOW STATEMENTS

(amounts shown in €/000)	*31/12/2001*	*31/12/2000*
Net profit for the period	9,548	6,691
Non cash items:		
Amortisation and depreciation of intangible and tangible fixed assets	7,740	6,424
Changes in staff severance indemnities	281	214
Changes in provision for deferred taxation, net of deferred tax assets	210	(93)
Change in other provisions	(224)	224
Write-downs of investments	5,288	5,660
Write down of financial assets other than investments	537	-
Reduction in value of investments for distribution of profits obtained before acquisition	-	828
Exchange gains on loans granted in foreign currency	(189)	(707)
Losses (gains) from sales of fixed assets	(42)	(16)
Dividends received	(10,631)	(6,134)
Cash flow from operations	*12,518*	*13,091*
Cash flow obtained from net operating working capital	(5,267)	5,771
Operating cash flow	*7,251*	*18,862*
Investing activities		
Increase in tangible fixed assets	(1,829)	(2,252)
Increase in intangible fixed assets	(897)	(1,152)
Acquisition of investments, net	(2,414)	(10,429)
Change in payables related to the acquisition of investments	(2,522)	(487)
Proceeds from sales of investments	43	-
Purchase of treasury stock	(1,860)	(2,988)
Increase of financial fixed assets other than investments	(537)	-
Proceeds from sales of fixed assets	65	49
Other changes	*(354)*	-
Total cash flow used for investing activities	*(10,305)*	*(17,259)*
Financing activities		
Increase in (repayment of) medium/long term borrowings	(34,539)	25,721
Collection (increase) of (in) medium/long-term financial receivables	10,623	3,255
Financing reimbursed by (paid out to) subsidiaries	2,400	-
Increase in share capital	444	77
Dividends received	10,631	6,134
Dividends paid	(6,648)	(39,699)
Total cash flow obtained through (used in) financing activities	*(17,089)*	*(4,512)*
Total cash flow generated (used)	(20,143)	(2,909)

CASH FLOW STATEMENTS

(amounts shown in €/000)	*31/12/2001*	*31/12/2000*
Net cash and cash equivalents at the beginning of the year	21,162	24,071
Cash flow generated (used)	(20,143)	(2,909)
Net cash and cash equivalents at the end of the period	*1,019*	*21,162*

Net cash and cash equivalents can be broken down as follows:

Cash on hand and securities	1,316	22,156
Accrued interest	(297)	(994)
Net cash and cash equivalents	*1,019*	*21,162*

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ACCOUNTS

(amounts shown in €/000)

	Share capital	Legal reserve	Share premium reserve	Reserve for treasury stock in portfolio	Other reserves profit carried forward	Profit for the year	Total
Balances as at 31 December 1999	*42,324*	*8,511*	*63,945*	*20,878*	*88*	*15,018*	*150,764*
Distribution of special dividend	-	-	(33,766)	-	-	-	(33,766)
Distribution of ordinary dividend						(5,933)	(5,933)
Allocation of 1999 residual profit	-	-	-	-	9,085	(9,085)	-
Increase in reserve for treasury stock held	-	-	(961)	2,988	(2,027)	-	-
Resolution of shareholders' meeting of 20/03/2000	-	176	(88)	-	(88)	-	-
Increase in capital underwritten on 21/04/2000 for stock options	15	-	62	-	-	-	77
Conversion of share capital into euro as per resolution of shareholders meeting on 15/09/2000	291	-	-	-	(291)	-	-
Profit for the year 2000	-	-	-	-	-	6,691	6,691
Balances as at 31 December 2000	*42,630*	*8,687*	*29,192*	*23,866*	*6,767*	*6,691*	*117,833*
Increase in capital underwritten on 28/02/2001 for stock options	73	-	-	-	-	-	73
Distribution of ordinary dividend	-	-	-	-	-	(6,648)	(6,648)
Allocation of 2000 residual profit	-	-	-	-	43	(43)	-
Increase in capital underwritten on 20/07/2001 for stock options	74	-	292	-	-	-	366
Increase in capital underwritten on 20/10/2001 for stock options	1	-	4	-	-	-	5
Increase in share-premium reserve	-	-	-	1,860	(1,860)	-	-
Revaluation ex law 342/2000	-	-	-	-	8,308	-	8,308
Profit for year 2001	-	-	-	-	-	9,548	9,548
Balances as at 31 December 2001	*42,778*	*8,687*	*29,488*	*25,726*	*13,258*	*9,548*	*129,485*

RECLASSIFIED BALANCE SHEETS

(amounts shown in €/000)	*31/12/2001*		*31/12/2000*	
Trade receivables	8,152		9,647	
Inventories	12,395		14,146	
Prepayments and accrued income within one year	378		22	
Other receivables, net of deferred tax assets	1,792		109	
Trade payables	(8,308)		(9,761)	
Tax payables within one year	(4,822)		(5,416)	
Other current payables net of payables to purchase investments	(2,028)		(2,126)	
Accrued expenses, net of interest charges	(1)		(1)	
Net working capital	*7,558*	*3.5%*	*6,620*	*3.1%*
Tangible fixed assets	19,741		12,228	
Goodwill	37,677		40,263	
Treasury stock	25,726		23,866	
Financial fixed assets	131,249		144,450	
Other non current assets	2,853		1,923	
Provisions for risks and charges	(469)		(224)	
Staff severance indemnities	(3,550)		(3,269)	
Payables for acquisition of investments	(516)		(3,038)	
Other non current liabilities	(4,936)		(7,142)	
Total net fixed assets	*207,775*	*96.5%*	*209,057*	*96.9%*
Total capital employed	*215,333*	*100.0%*	*215,677*	*100.0%*
Financed by:				
Share Capital	42,778		42,630	
Retained earnings	77,159		68,513	
Profit for the period	9,548		6,691	
Total shareholders' equity	*129,485*	*60.1%*	*117,834*	*54.7%*
Cash on hand	(5,500)		(22,156)	
Payables to banks due within one year	4,184		-	
Current portion of medium/long term financing	36,886		49,977	
Accrued interest	994		994	
Total short-term financial indebtedness	35,867		28,815	
Medium/long-term financing	49,981		69,028	
Total net indebtedness	*85,848*	*39.9%*	*97,843*	*45.3%*
Total sources of financing	*215,333*	*100.0%*	*215,677*	*100.0%*

RECLASSIFIED INCOME STATEMENTS

(amounts shown in €/000)	*31/12/2001*		*31/12/2000*	
Net consolidated revenues	61,735	100.0%	66,270	100.0%
Purchases, net of changes in inventories	(19,503)		(23,123)	
Gross industrial margin	*42,232*	*68.4%*	*43,147*	*65.1%*
Personnel expenses	(11,958)		(12,285)	
Other operating costs	(10,084)		(9,918)	
Gross operating profit	*20,190*	*32.7%*	*20,944*	*31.6%*
Operating depreciation and amortisation	(4,720)		(2,050)	
Operating profit	*15,470*	*25.1%*	*18,894*	*28.5%*
Amortisation of goodwill	(2,586)		(2,585)	
Amortisation of acquisition and listing costs	-		(1,666)	
Effect of accelerated depreciation	(434)		(123)	
Dividends and relating tax credits	16,874		8,908	
Financial income (charges), net	(3,842)		(1,879)	
Financial discounts granted to clients	(1,306)		(1,427)	
Write-downs of investments	(5,825)		(5,660)	
Extraordinary income (charges), net	23		(225)	
Profit before taxes	*18,374*		*14,237*	
Income taxes	(8,826)		(7,546)	
Net profit for the year	*9,548*		*6,691*	

Report of the Board of Statutory Auditors to the Meeting of Shareholders of Interpump Group S.p.A. in compliance with the provisions of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D. Lgs. 58/98.

Shareholders,

The Board of Statutory Auditors herewith reports to you on its operations in compliance with the requirements of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D. Lgs. 58/98, taking account also of the principles of conduct prescribed by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and CONSOB Communications of 6 April 2001 no. DEM-1025564, 20 February 1997 no. 97001574 and 27 February 1998 no. 98015375.

1. The Board of Statutory Auditors has been periodically informed by the Directors on the basis of art. 150 of Legislative Decree D. Lgs. 58/98.

The operations of the greatest significance in economic and financial terms performed by the company in 2001 were as follows:

- the purchase of 500,500 treasury shares for a total cost of € 1,860,650, in accordance with a specific authorisation of the Shareholders' Meeting;
- the renegotiation of a loan for ITL 30 billion from Banco di Napoli;
- the purchase of 3% of Soteco S.p.A. for an investment of € 1,200,000, bringing the total shareholding to 100%;
- coverage of losses of the fully controlled company Interpump Cleaning S.p.A. for € 1,704,000.

2.1 We found no trace of any atypical and/or unusual transactions conducted with third parties, related parties or intergroup operations carried out by the Company.

2.2 With reference to transactions of an ordinary nature conducted with related parties, the Company:

a) purchased from Mr Fulvio Montipò and from parties associated with this latter:

  - a stake of 7.5% in General Technology S.r.l. for ITL 1,568,627,000 on the basis of contractual obligations entered into in previous years;

- a stake of 20% in Interpump Engineering S.r.l. for € 73,000, on the basis of an independent expert's appraisal;

b) entered into a non-competition agreement with Mr Fulvio Montipò, said agreement having been approved by the Shareholders' Meeting on 24-4-01;

c) conducted transactions, at market conditions, with various other related parties, as illustrated in par. 11 of the board of directors' report accompanying the consolidated financial statements;

d) has in existence stock option plans aimed at motivating company management (including Directors G. Cavallini and F. Montipò), described in detail in the board of directors' report accompanying the consolidated financial statements under par. 10.

2.3 With regard to intergroup transactions, the Directors' report describes the characteristics of commercial and financial relations entertained with subsidiaries and associates; we consider that the relative amounts are congruous and that the operations carried out were in line with the interests of the Company.

3. The Board of Statutory Auditors herewith declares that the information provided by the Directors in the Directors' Report with regard to intergroup transactions and operations conducted with related parties constitutes full and accurate disclosure.

4. The independent auditing company KPMG S.p.A. issued its report on 18-3-2002, in compliance with the requirements of art. 156 of Legislative Decree D. Lgs. 58/98, in which it confirms that the company financial statements and consolidated financial statements are correctly set down and provide a clear and fair view of the financial position and results of the company and of the Group. The report contains the following information references:

- the company draws up also the consolidated financial statements;
- the company has revalued various assets in compliance with Italian Law L. 342/00;
- the company has performed accelerated depreciation and write-downs of investments within the limits permitted by fiscal legislation.

We have no specific observations to make on this count, as the foregoing references are of an exclusively formal nature

5. We have received no complaints pursuant to art. 2408 of the Italian Civil Code.

6. Furthermore, the Board of Statutory Auditors has received no petitions or memoranda.

7. The company also awarded additional assignments to the independent auditing company KPMG concerning verification of the accounts of the German Gansow Group, for a total fee of € 315,661.

8. No assignments were awarded to parties working in a relationship of employment with KPMG.

9. We have expressed our opinions solely in relation to the remuneration amounts as per art. 2389 no. 2 of the Italian Civil Code.

10. A total of 4 meetings of the Board of Statutory Auditors were held and 10 meetings of the Board of Directors, all of which were attended by the Board of Statutoy Auditors; we also participated in the meetings of the Governance Committee and the ordinary and special Shareholders' Meetings.

11. We have verified and monitored, within the scope of our competence, the observance of the principles of correct administration, by means of direct checks and through information gathered from the persons in charge of the various company functions and meetings with representatives of the Auditing Company, arranged with the purpose of assuring the reciprocal exchange of data and relevant information.

    No anomalies or matters to be submitted to your attention have emerged in this context.

12. We have also verified and supervised over, within the limits of our competence, the suitability of the company's organizational structure, in which context we have no matters to submit to your attention.

13. We evaluated the conformity of the Company's corporate governance system, verifying the activities and control procedures in place and ensuring that they are appropriate.

14. We believe that the administration-accounting system is adequate and reliable for the faithful representation of all aspects of company operations.

15. The company has issued the subsidiaries with the instructions necessary to comply with the communication obligations specified by art. 114, par. 2 of legislative decree D. Lgs. 58/98. Said instructions are in compliance with statutory requirements.

16. We have verified, by means of direct checks and by analysing information obtained from the Independent Auditing Company, the full observance of legal requirements concerning the drafting and layout of the financial statements for the year, the consolidated financial statements, and the accompanying board of directors' report.

17. With reference to the Code of Corporate Governance, the methods of adherence are described in detail in the relative report approved by the Board of Directors on 25-3-2002.

18. During our activities of supervision and control no matters emerged such that call for notification to the supervisory authorities or mention in this report.

19. The Board of Statutory Auditors, having acknowledged the results of the financial statements at 31-12-2001, which show a profit of € 9,548,036, raises no objections in relation to the proposal of the Board of Directors for the designation of the year's profits.

S. Ilario d'Enza, 25 March 2002

Enrico Cervellera

Maurizio Salom

Antonio Zini

KPMG Assurance

KPMG S.p.A.
Via Passarotti, 6
I-40128 BOLOGNA BO

Telephone +39 (051) 6311975
Telefax +39 (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 22 March 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 We draw your attention to the following matters disclosed in the notes to the financial statements:

4.1 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

4.2 The company has revalued certain tangible fixed assets in its financial statements as at and for the year ended 31 December 2001 according to law no. 342/2000. The effects of this revaluation on tangible fixed assets, shareholders' equity and on sums due to taxation authorities are described in the notes.

4.3 In 2001 and in previous years, the company recorded accelerated depreciation as allowed by tax legislation, in excess of that required to write-off the fixed assets on a straight line basis over their estimated useful lives, and wrote-down certain investments in subsidiary companies within the limits permitted by tax legislation, even if such write-downs do not represent a permanent impairment in value.

The accounting methods used and impact of such fiscally-driven entries are described in the notes to the financial statements.

Bologna, 18 March 2002

KPMG S.p.A.

(Signed on the original)

Franco Garilli
Director

2001 Results

INTERPUMP GROUP



INTERPUMP GROUP

INTERPUMP GROUP

INTERPUMP GROUP

2001 Results



Index


MATCH-RACE

Board of Directors

Sergio Erede
Chairman

Giovanni Cavallini
Deputy Chairman
Chief Executive Officer

Fulvio Montipò
Executive Officer

Francesco Loredan
Non-executive Director

Pierleone Ottolenghi
Independent Director

Paolo Pomè
Non-executive Director

Marco Reboa
Independent Director

Board of Statutory Auditors

Enrico Cervellera
Chairman

Maurizio Salom
Statutory Auditor

Antonio Zini
Statutory Auditor

Independent Auditors

KPMG S.p.A.

INTERPUMP GROUP S.p.A.
Head Office: Sant'Ilario d'Enza (RE) Via E. Fermi, 25 - Share Capital: € 42,848,780 wholly paid up
Court of Reggio Emilia - Companies Register no. 117217 - Tax Code 11666900151 - VAT Number 01682900350

Letter to Shareholders

Dear Shareholders,

The performance for 2001 confirms the solidity and competitive strength of the Interpump Group, that, from the year of its stock exchange listing (1996) **has more than doubled its revenue** and almost **tripled its net profit, reflecting a rate of compound annual growth of 23%**. These major results in terms of growth and development of the Interpump Group were achieved thanks to the competitive strength of the organization and also to the diversification of operations in relation to different business sectors and different geographical areas.

The main developments and events of 2001 were as follows:

• the Cleaning sector, that, with 45% of net consolidated revenue for the year, constitutes the main activity for the Group, recorded an increase in net revenue of 8.5%. The achievement of these excellent results confirms the appropriateness of Group operations in the sector - especially when viewed within the context of an unfavourable macroeconomic situation - and strengthens Group commitment to continue investing in this sector. Significant investments were made during 2001 in the research and development of new products and in increasing production capacity, the benefits of which will be reflected in the accounts of future years. Specifically, investments made during the year led to the launch of a new multi-function machine designed to operate as a conventional vacuum cleaner, a wet vac with water filtration, a hot-water, cold-water or steam carpet cleaner and as an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor cleaner, and two new models of high-pressure washers, as well as a variety of new accessories for professional high-pressure washers. Investments made during 2001 also include the 12.7 million euro spent on industrial buildings. These investments will allow further rationalization of production activities leading to improvements in terms of company efficiency and output. The investment plan will be completed in 2002, a year in which further investments for approximately 6.3 million euro are expected for the completion of the work begun in 2001 and the construction of another industrial building. The benefits from these investments will begin to emerge in 2002, becoming even more apparent in 2003.

• The Hydraulic Sector, which accounts for 30% of Group net revenues, recorded an increase in sales of 0.7%, despite difficulties on the North American market, where the Interpump Group, the second American manufacturer of power take-offs for industrial vehicles, managed to contain the downturn in turnover to 6.6% in a market that recorded a far greater drop in sales of industrial vehicles. In contrast, the Hydraulic Sector grew by 6.3% in Europe, with Hydrocar and P.Z.B.. In Italy, in the month of July last, the Group acquired control of Hydroven, a company in which the Group previously held 36%, thus strengthening its competitive position in the sector. The Group has also continued developing manufacturing synergies, on the one hand among the various companies based in Italy, and, on the other, between Europe and the United States.

• The Industrial Sector, which accounts for 25% of consolidated net revenues, recorded a drop of 2.9%, due to both the fall-off in the American market - the main outlet for high-pressure pumps (partially offset by the growth in other Countries), and to the drop in sales of electric motors. During the course of the year two new lines of high-pressure pumps were launched, which have gone to bolster the already wide range of products, as well as a number of new models of accessories.

With respect to 2000, **net revenues** grew by 3.5% to **426.1 million euro**, and **EBITDA** rose by almost 2% to **81.3 million euro**, equivalent to 19.1% of sales. Net profit grew by around 13% to reach 21.4 million euro (19.0 million euro in 2000). Earnings per share adjusted to take into account goodwill amortization was 0.401 euro with respect to the 0.366 euro of 2000 and therefore up by 9.6%. **Cash flow** generated in 2001 was **47.3 million euro**, substantially in line with 2000. The marked capacity to generate liquidity displayed by the company has made it possible to maintain the level of indebtedness substantially unchanged (176.4 million euro at 31/12/2001) compared to the previous year, despite the 24.3 million euro of capital expenditure which includes the investments in the Cleaning Sector as described above, the acquisition of investments for 6.8 million euro, dividends for 8.9 million euro, and purchase of treasury stock for 1.9 million euro.

The **dividend** that the Board of Directors intends to propose for approval of the Shareholders' Meeting is **0.10 euro, representing an increase of 15%** with respect to the amount distributed in 2000. The dividend will be payable as from 9 May, with registration date of 6 May. This dividend is equivalent to 2.5% of the average value of the share during the first two months of 2002.

Results for the 2001 financial statements provide further confirmation of the dynamic nature and soundness of the Interpump Group, which, apart from achieving excellent results in terms of profitability, has also consolidated its standing as an industrial organization with an elevated capacity to generate liquidity. Since 1996, the

first year of Stock Market listing, Interpump Group has generated **accumulated operating cash flow of 211 million euro**, of which 45%, or **94 million euro** has been **returned to Shareholders** in the form of dividends and purchases of treasury stock. The Group's growth has been made possible, apart from internal development, also thanks to the 11 equity investments made, which called for capital expenditure of 168 million euro. It should be stressed that the development of the Group during the year confirmed the high levels of profitability in relation to invested capital (**ROCE** unchanged at 20.3%) while significantly improving **ROE** (return on equity), which rose from 11.4% to 20%. The Group's excellent profitability and cash flow generation, plus its capacity to create value with the acquisition and incorporation of companies, constitute the basis for its historic development and the strategy underpinning plans for future growth. In January 2002 a five-year loan for 60 million euro was taken out to support the acquisitions strategy to which the Group maintains its commitment.

RESEARCH AND DEVELOPMENT

Interpump Group invests constantly in the research and development of products and innovative technical solutions, with the aim of maintaining and strengthening its presence in the business sectors in which it is active. The Group is equipped with an R&D structure able to offer its customers an efficient service for the design and production of customized products and user applications, constantly increasing for the various product lines.

During 2001, Interpump Engineering, incorporated in 1999 to handle an important development programme of new products and to accelerate the relative market launches, completed a series of projects regarding new lines of high-pressure pumps and professional cleaning appliances, as described in greater detail above.

Group strategy over coming years will focus on continuing with significant levels of capital expenditure in research and development in order to provide further impetus to internal growth.

CORPORATE GOVERNANCE

In consideration of the requirements of information transparency and Corporate Governance, Interpump Group **has been admitted to the high standard mid-capital STAR** segment of the Italian stock exchange from the beginning of April 2001. The Group Internet website *www.interpumpgroup.it* provides access to the report on Corporate Governance, together with the most recent annual financial statements approved by the Shareholders' Meeting, the quarterly statements, and the latest press releases.

PLANS FOR STOCK OPTIONS AND PURCHASE OF TREASURY STOCK

The stock option plans, aimed at aligning the interests of management and Shareholders, are an additional component in the strategy to create value. The company currently has two stock option plans linked to the arrival at target quotations of the shares on the stock market, and/or to operating targets. Moreover, the company is also currently engaged in a buyback plan for the purchase of treasury stock represented by up to 10% of shares issued.
The Shareholders' Meeting convened to approve the financial statements in April 2002 will also be asked to approve a further stock option plan regarding a maximum of 4,000,000 shares that can be assigned from 2003 to 2006.

EVENTS OCCURRING AFTER THE CLOSE OF THE YEAR

Among events that occurred after the end of the year we refer you to the **acquisition** of the business of the **Gansow Group** in Germany, which took place on 1 March 2002. The Gansow Group is one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which the Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting from 2003, and still more in subsequent years, with the rationalization of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.

STRATEGY FOR FUTURE YEARS

In the 5 years since its stock market listing, Interpump Group has more than doubled its turnover, doubled EBITDA and almost tripled net profit. These excellent results are largely due to the success of a cogently pursued strategy of internal and external growth through targeted investments. Armed by the knowledge of its fiercely competitive stance, Interpump Group is embarking on a renewed phase of expansion, pursuing the goals of management efficiency and selectivity in the choice of acquisitions, which are the foundation of the strategy for growth and **value-creation for Shareholders**.

Milan, 12 March 2002

Sergio Erede
Chairman Interpump Group S.p.A.

The Group's structure was the following (at 31/12/2001)


INTERPUMP GROUP S.p.A.
INTERPUMP ENGINEERING 100%
GENERAL PUMP 70%
INTERPUMP CLEANING 100%
IP FLOOR 100%
TEKNOVA 100%
SOTECO 100%
INTERCLEAN ASSISTANCE 66%
GENERAL TECHNOLOGY 77.5%
PULEX 58%
EUROMOP 51%
READY SYSTEM 51%
INTERPUMP HYDRAULICS 80%
P.Z.B. Group 100%
MUNCIE POWER PRODUCTS 84,57%
HYDROCAR Group 100%
CLEANING SECTOR
HYDRAULIC SECTOR

(the percentages indicate the stake held)

As in the past, throughout 2001 the Group continued its course of development and growth; key operations in the year were:

- strengthening of the Hydraulic Sector with the acquisition of a controlling shareholding in Hydroven, the distributor of power take offs and other hydraulic components in which the previous stake was 36%. Hydroven is a specialist in the design of custom-made hydraulic power units and circuits;

- the acquisition of minority stakes in Interpump Engineering (20%), General Technology (7.5%) and Soteco (3%), in a framework of optimisation of corporate structure in accordance with the requirements of previous contractual commitments.

Financial Highlights of the Interpump Group

	31/12/2001 Euro/000	31/12/2000 Euro/000	31/12/1999 Euro/000	31/12/1998 Euro/000	31/12/1997 Euro/000	31/12/1996 Euro/000
Net consolidated revenues	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest, tax, depreciation and amortization)	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA %	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted debt/equity ratio	0.82	0.95	0.79	0.43	0.27	0.32
Net investments for the year in tangible and intangible fixed assets	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,213	2,198	2,105	1,604	1,286	1,089
ROE: (Net profit + amortisation of goodwill + Minority interests)/ Consolidated shareholders' equity	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE: Operating profit/ (Consolidated shareholders' equity + Financial indebtedness - Treasury stock)	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS: (Earnings per share adjusted for goodwill amortisation) - €	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - €	**0.100	0.087	*0.516	0.070	0.057	0.031

* 0.439 of which special dividend;
** proposal of the Board to be approved by the Shareholders' Meeting.
The dividends refer to the year when the distributed profits were formed.

The year 2001 featured the following elements

The performance for 2001 confirms the solidity and competitive strength of the Interpump Group, that, from the year of its stock exchange listing (1996), has more than doubled its turnover, doubled its gross operating profit (EBITDA) and almost tripled its net profit. In the year 2001 net revenues reached 426.1 million euro with an increase of 3.5% compared to the previous year, EBITDA grew by 1.9% to 81.4 million euro and net profit increased by 12.7% to 21.4 million euro. Despite the difficult international economic situation, the Interpump Group has managed to achieve and in certain cases even surpass (for example in terms of net profit) its own objectives. A contribution to these important results was provided by the diversification into different sectors of activity and geographical areas of the Interpump Group, as more specifically detailed in the continuation of this report.


NET REVENUES
(€/millions)
199.6
221.3
283.4
319.3
411.7
426.1
C/a +16%
'96 '97 '98 '99 '00 '01


EBITDA
(€/millions)
40.7
46.8
61.1
64.9
79.8
81.3
C/a +15%
'96 '97 '98 '99 '00 '01


CASH FLOW GENERATED
(€/millions)
22.5
31.2
38.4
44.9
47.9
47.3
C/a +16%
'96 '97 '98 '99 '00 '01


ORDINARI DIVIDEND
(€)
0.031
0.057
0.070
0.077*
0.087*
0.100
C/a +26%
'96 '97 '98 '99 '00 '01

*Net of the special dividend of '99 for € 0.439



Reclassified Consolidated Financial Statements

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

	2001 Euro/000		2000 Euro/000	
Net consolidated revenues	426,075	*100.0%*	411,673	*100.0%*
Purchases, net of changes in inventories	(192,744)		(189,091)	
Gross industrial margin	*233,331*	*54.8%*	*222,582*	*54.1%*
Personnel expenses	(77,394)		(74,845)	
Other operating costs	(74,623)		(67,926)	
Gross operating profit	*81,314*	*19.1%*	*79,811*	*19.4%*
Operating depreciation and amortisation	(13,762)		(12,655)	
Operating profit	*67,552*	*15.9%*	*67,156*	*16.3%*
Amortisation of goodwill	(9,348)		(9,046)	
Amortisation of acquisition and listing costs	-		(1,666)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(10,515)		(9,077)	
Financial discounts granted to clients	(1,798)		(2,266)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	(1,207)		291	
Extraordinary income (charges), net	(168)		(192)	
Profit for the year before taxes and minority interests	*44,308*		*44,992*	
Income taxes	(17,089)		(20,941)	
Net profit before minority interests	*27,219*		*24,051*	
Minority interests	(5,786)		(5,035)	
Consolidated net profit for the period	***21,433***	*5.0%*	***19,016***	*4.6%*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

	31/12/2001 Euro/000		31/12/2000 Euro/000	
Trade receivables	90,371		87,606	
Inventories	88,337		87,483	
Prepayment and accrued income within one year	2,232		2,327	
Other receivables, net of deferred tax assets	7,043		4,359	
Trade payables	(68,768)		(66,551)	
Tax payables within one year	(9,477)		(10,505)	
Other current payables net of payables to purchase investments	(10,832)		(10,497)	
Accrued expenses, net of interest charges	(596)		(907)	
Net operating working capital	*98,310*	*27.4%*	*93,315*	*27.5%*
Tangible fixed assets	88,783		76,719	
Goodwill	140,238		146,565	
Treasury stock	25,726		23,866	
Financial fixed assets	10,792		10,653	
Other non current assets	22,899		18,604	
Provisions	(8,643)		(8,263)	
Staff severance indemnities	(13,379)		(12,156)	
Payables for acquisition of investments	(516)		(3,038)	
Other non current liabilities	(4,999)		(7,171)	
Total net fixed assets	*260,901*	*72.6%*	*245,779*	*72.5%*
Total capital employed	***359,211***	*100.0%*	***339,094***	*100.0%*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS
(continued)

	31/12/2001 Euro/000		31/12/2000 Euro/000	
Financed by:				
Share Capital	42,778		42,630	
Retained earnings	95,783		82,351	
Profit for the period	21,433		19,016	
Total shareholders' equity for the Group	159,994		143,997	
Minority interests	22,788		18,010	
Total consolidated shareholders' equity	*182,782*	*50.9%*	*162,007*	*47.8%*
Cash on hand	(23,181)		(48,773)	
Payables to banks within one year	32,817		29,693	
Current portion of medium/long term financing	63,728		70,810	
Accrued interests	1,273		1,197	
Total short-term financial indebtedness (liquidity)	74,637		52,927	
Medium/long-term financing	101,792		124,160	
Total net indebtedness	*176,429*	*49.1%*	*177,087*	*52.2%*
Total sources of financing	***359,211***	*100.0%*	***339,094***	*100.0%*


PANDA

CONSOLIDATED CASH FLOW STATEMENTS

	2001 Euro/000	2000 Euro/000
Net profit for the period	21,433	19,016
Minority profits	5,786	5,035
Non cash items:		
Amortisation and depreciation of intangible and tangible fixed assets	23,414	23,575
Changes in staff severance indemnities	1,006	1,042
Changes in provision for deferred taxation, net of deferred tax assets	(3,903)	355
Losses (profits) of non-consolidated equity investments	1,207	(291)
Losses (gains) from sales of fixed assets	(1,069)	(230)
Exchange rate (profit) loss on intergroup financing and receivables	(189)	-
Change in other provisions	(363)	(626)
Cash flow from operations	*47,322*	*47,876*
Cash flow obtained (used) through (in) net operating working capital	(3,683)	11,413
Operating cash flow generated	*43,639*	*59,289*
Investing activities		
Increase in tangible fixed assets	(24,389)	(15,762)
Increase in intangible fixed assets	(2,827)	(2,952)
Acquisition of investments, net	(3,793)	(11,445)
Change in payables related to the acquisition of equity investments	(2,522)	(745)
Acquisition of treasury stock	(1,860)	(2,988)
Proceeds from sales of fixed assets	2,936	548
Other changes	607	(1,082)
Total cash flow used in investing activities	*(31,846)*	*(34,426)*



CONSOLIDATED CASH FLOW STATEMENTS
(continued)

	2001 Euro/000	2000 Euro/000
Financing activities		
Increase in (repayment of) medium/long-term borrowings	(30,381)	25,234
Repayment of shareholders' financing	(253)	(1,453)
Collection (increase) of (in) medium/long-term financial receivables	(772)	(116)
Increase in share capital	444	77
Dividends collected from investments valued at equity method	147	255
Dividends paid	(8,904)	(40,222)
Total cash flow obtained through (used in) financing activities	*(39,719)*	*(16,225)*
Total cash flow generated (used)	(27,926)	8,638
Net cash and cash equivalents at the beginning of the period	17,883	8,288
Adjustment:		
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(477)	1,801
Net cash and cash equivalents at the beginning of the year	17,406	10,089
Cash flow generated (used)	(27,926)	8,638
Exchange differences	(389)	(844)
Net cash and cash equivalents at the end of the period	***(10,909)***	***17,883***
Net cash and cash equivalents can be broken down as follows:		
Cash on hand and securities	23,181	48,773
Payables to banks due within one year	(94,377)	(99,351)
Adjustments: current portion of medium term borrowings	61,560	69,658
Accrued interest	(1,273)	(1,197)
Net cash and cash equivalents	***(10,909)***	***17,883***



Comments on the Group's activity as at December 31, 2001

PROFITABILITY

2001 was characterised by positive development of Group business and continued integration of the acquisitions made during previous years. The following section contains an overview of the reclassified income statement, comparing also the 2001 results on an equal consolidation area basis with 2000:

	2001 Euro/000	%	2001 (with the same consolidation area as 2000) Euro/000	%	2000 Euro/000	%
Net consolidated revenues	426,075	100.0	414,847	100.0	411,673	100.0
Purchases, net of changes in inventories	(192,744)		(188,109)		(189,091)	
Gross industrial margin	233,331	54.8	226,738	54.7	222,582	54.1
Personnel expenses	(77,394)		(75,856)		(74,845)	
Other operating costs	(74,623)		(71,906)		(67,926)	
Gross operating profit	81,314	19.1	78,976	19.0	79,811	19.4
Operating depreciation and amortization	(13,762)		(13,607)		(12,655)	
Consolidated operating profit	***67,552***	15.9	***65,369***	15.8	***67,156***	16.3

Consolidated net revenues increased by 3.5% (+0.8% on an equal consolidation basis). These figures are discussed in detail in the breakdown by sectors.
The gross industrial margin was 54.8%, reflecting an increase of 0.7% with respect to 2000 thanks to the application of systematic policies of purchase cost reduction.

Against a background of a 3.5% increase in per capita costs, the trend of personnel costs was limited, on an equal consolidation basis, to 1.3% thanks to careful and timely management of the Group's human resources.

During the course of the year 2001 the Group made greater investments in its own commercial activities in order to strengthen its presence on the major reference markets. Commercial investment was the main reason behind the increase of 5.8% of other operating costs on an equal consolidation basis.

Gross operating profit (EBITDA) grew by almost 2%, up from the 79.8 million euro of 2000 to 81.3 million euro.
On an equal consolidation basis EBITDA fell by 1%, largely as a result of the previously mentioned commercial investments. In terms of incidence on net revenues, gross

operating profit amounted to 19.1% (19.4% in 2000).

Operating amortisation/depreciation increased due to the amortisation of increased research expenses of Interpump Engineering and the substantial investments made in the past year, especially concerning reorganization of the hydraulic sector aimed at boosting production efficiency, the effect of which will become fully apparent during the course of next year.

Operating profit increased by 0.6% against 2000, totalling 67.6 million euro or 15.9% of net revenues (67.2 million euro in 2000).

The incidence of financial expenses on turnover rose from the 2.2% of 2000 to 2.5% in 2001, largely because of the increase in the average interest rate for exchange rate hedging operations. The coverage ratio (EBITDA/net financial costs) is 7.7 times. This figure, considered together with a marked capacity to generate liquidity, allows the Group to pursue its acquisition strategy freely.

Net profit increased by 12.7% reaching 21.4 million euro, thanks also to the lower tax burden due to the revaluation of plant carried out by several Group companies, as described in detail in the explanatory note.

INTERPUMP GROUP ACTIVITIES

The Interpump Group lays claim to the position of the world's largest manufacturer of professional high-pressure plunger pumps and power take offs, and is also among world leaders in the market of professional cleaning machines and high pressure washers for the domestic sector.

The overall share of export sales of the Interpump Group in 2001 was approximately 72%. The most important export markets for the Group are the United States, Germany and France.

BUSINESS SECTORS

The main business areas of the Interpump Group can be identified as follows on the basis of final product destinations:
a) **"Cleaning Sector"**, covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.

High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These appliances are utilised for washing industrial and agricultural equipment, vehicles, boats, animal stalls and any other washable surface, and for home or DIY use.

Like the high-pressure washers, the numerous models in the range of wet/dry vacuum cleaners, floor sweepers and floor scrubbers are utilized in the industrial and professional cleaning sector.

b) **"Hydraulic Sector"** covering power take offs and hydraulic pumps.

The hydraulic pumps and power take offs are mainly utilised to equip industrial vehicles.

c) **"Industrial Sector"**, including high and very high-pressure plunger pumps and other components including electric motors and windings.

High-pressure plunger pumps constitute the core component of our range of high-pressure washers. These pumps are also utilised for a broad range of industrial ap-

plications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

PERFORMANCE BY SECTOR

The above mentioned Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary" (see heading 4.3). Appendix A at the end of the consolidated financial statements contains information for the individual primary business sectors.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	2001 Euro/000	2000 Euro/000	Increase/ Decrease	2001 (on an equal consolidation basis as at 31/12/2000) Euro/000	Increase/ Decrease
Cleaning Sector	190,727	175,756	+8.5%	183,155	+4.2%
Hydraulic Sector	127,419	126,561	+0.7%	123,843	-2.1%
Industrial Sector	104,286	107,454	-2.9%	104,286	-2.9%
Other revenues	3,643	1,902	n.s.	3,563	n.s.
Total	*426,075*	*411,673*	*+3.5%*	*414,847*	*+0.8%*

The above table gives rise to the following observations regarding the trend of each business sector.

CLEANING SECTOR

Net revenues of the Cleaning Sector totalled 190.7 million euro (175.8 million euro in 2000) and account for 45% of Group consolidated net revenue. The sector therefore expanded by 8.5% thanks also to the new acquisition of Pulex (the income statement for which was not consolidated in 2000) and Ready System, which was consolidated only for six months in 2000. On an equal consolidation basis, the sector grew by 4.2%. Particularly significant growth was achieved in the field of vacuum cleaners and floor sweepers. Achieving this important result strengthens the Group's commitment to continue investing in this sector. Considerable investments were made during the year both in research and development of new products and in increasing production capacity. These initiatives can be expected to yield fruit in future years. In particular, an innovative new product has been launched in the form of a multifunction appliance that operates as a dry vacuum, a wet vacuum with water filtration, a hot water / cold water / steam carpet cleaner, and an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor scrubber, and two new models of high-pressure washers, as well as a variety of new high-pressure washer accessories.

Operating profit for this sector totalled 12.7% of net revenues (against 13.6% in 2000). In absolute value the sector achieved profit of 24.2 million euro, some 1.3% higher than the 23.8 million euro of 2000.

HYDRAULIC SECTOR

Consolidated net revenues of the Hydraulic Sector totalled 127.4 million euro (up slightly on the 126.6 million euro of 2000), accounting for 30% of Group consolidated net revenues. The Hydraulic Sector recorded an increase in sales of 0.7%, despite difficulties on the North American market, where the Interpump Group, the second American manufacturer of power take offs for industrial vehicles, managed to contain the downturn to 6.6% in a market that recorded a far greater drop in industrial vehicle sales. In Italy last July the Group acquired control of Hydroven, a company in which we previously held a 36% stake, thus strengthening our competitive stance in the sector. The Group has also continued developing manufacturing synergies, on the one hand with a number of Italian companies and, on the other, in Europe and in the United States. More specifically, attention may be drawn to the Bologna plant, suitably expanded in 2000, which has begun to produce several components also for the North American market.

Operating profit for the sector accounted for 16.2% of net revenue (against 16.4% in 2000). In absolute terms operating profit totalled 20.6 million euro, substantially in line with the previous year (20.8 million euro).

INDUSTRIAL SECTOR

The Group's net external revenues for the Industrial Sector amounted to 104.3 million euro (107.5 million euro in 2000), corresponding to 24% of Group consolidated net revenues. The Industrial Sector recorded a drop of 2.9%, due to both the fall-off on the North American market, the main destination of high-pressure pumps, partially compensated by growth in other Countries, and by the drop in sales of electric motors. During the course of the year two new lines of high-pressure pumps were launched, extending the already wide range of products, plus several new models of accessories.

Operating profit for the sector in terms of percentage of net revenues was 16.3% (17% in 2000). In absolute terms operating profit amounted to 19.4 million euro (20.7 million euro in 2000).

GEOGRAPHICAL SECTORS

This section contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned International Accounting Standard.

Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	2001 Euro/000	%	2000 Euro/000	%	Growth
Italy	119,152	28	115,825	28	+2.9%
Rest of Europe	132,299	31	127,206	31	+4.0%
North America	126,897	30	131,150	32	-3.2%
Pacific Area (Far East and Oceania)	22,654	5	21,820	5	+3.8%
Rest of the World	25,073	6	15,672	4	+60.0%
Total	***426,075***	***100***	***411,673***	***100***	***+3.5%***

2001 was characterised by a massive expansion of emerging countries totalling 60%. The Group considers that these emerging markets offer major important potential in relation to the medium-long term outlook for growth. On a European level the Group grew overall by 3.5%, more than compensating for the drop on the North American market, which was limited to 3.2%, thanks to the strong competitive positions enjoyed by the Interpump Group on the market. The Group is strategically managed in a uniform manner on a worldwide level, with all the production facilities concentrated in North Italy, with the exception of Muncie Power Products Inc. in the US. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	distributor of high-pressure pumps for the North American market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	distributors of power take offs and related products for the French market
Interpump Hydraulics Asia Pte Ltd	distributor of power take offs and related products for the Asian market
Interclean Assistance SA	distributor of cleaning appliances for the French market

Data by geographical sectors on the basis of the location of activities are as follows:

	Assets		Increases in the year of tangible and intangible fixed assets	
	31/12/2001 Euro/000	31/12/2000 Euro/000	2001 Euro/000	2000 Euro/000
Italy	420,771	428,882	25,371	15,360
Rest of Europe (EU)	9,461	8,673	46	87
North America	68,849	68,747	1,798	3,234
Asia Pacific	521	653	1	33
Total	*499,602*	*506,955*	*27,216*	*18,714*

RESEARCH AND DEVELOPMENT

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group is equipped with R&D structures able to offer its customers an efficient service also in terms of the design and manufacture of custom-built products and for specifically requested applications.

Together with commitments in the development and integration of the existing product range, the Group's research capabilities have promoted the growth of new synergic activities or other activities in which the Group is able to leverage its

industrial expertise and commercial strengths.

1999 saw the constitution of a Research Centre (Interpump Engineering S.r.l.) aimed at centralizing the design and development of new products.
The intention is that of bringing together in a single body the strengths that the Group possesses in the sector, without depriving individual companies of the resources needed for their specific local activities.
As mentioned in the comment relative to business sectors, 2001 saw the presentation of a new multifunction appliance that operates as a conventional vacuum cleaner, a wet vac with water filtration, hot water/cold water/steam carpet cleaner and an air humidifier. Furthermore, research projects have been completed for two new models of floor sweeper, a floor scubber, and two new models of high-pressure washers, as well as a variety of new accessories for the high-pressure washers. During the course of the year two new lines of high-pressure pumps were launched, which have gone to bolster the already wide range of products, as well as a number of new models of accessories. Group strategy over the next few years will be focused on continuing to make substantial investments in research and development with the aim of providing further impetus for internal growth. Research costs sustained through Interpump Engineering were capitalized in accordance with their multi-annual usefulness.

INVESTMENTS

The productive activities of the Interpump Group are structured with the aim of optimizing product quality, competitiveness in production costs, manufacturing efficiency and flexibility, concentrating within the Group the highest added value production phases and the most critical processes in terms of quality.

During 2001 it proved necessary to invest in new industrial buildings, as specified below, for a total of 12.7 million euro. These investments will allow a rationalization of the production activities, that in certain cases are dispersed in a number of different buildings, allowing operations to be concentrated and making for a general improvement in efficiency. The investment plan will be completed in 2002, when further investments for approximately 6.3 million euro are planned for the completion of the work begun in 2001 and the construction of another industrial building. The benefits from these investments will begin to show in 2002 and, to a greater extent, in 2003.
Acquisitions during 2001 included Hydroven S.r.l., as described in greater detail in the remarks on Group structure, and various minority shareholdings in companies already controlled by the Group. These acquisitions globally resulted in an increase of indebtedness of 6.8 million euro.

Moreover, during 2001 the policy of purchasing treasury shares was pursued, generating expenditure of 1.9 million euro, to be added to the 23.9 million euro already invested in own shares in previous years. This latest purchase means that as at 31 December 2001 the Group portfolio contains 6,154,000 treasury shares equivalent to 7.48% of capital stock.

Operations for the transition to the euro were concluded in the scheduled time. This activity was almost entirely conducted using internal resources. The costs sustained totalled 200,000 euro, entirely disbursed in 2001.

FINANCING

During the course of the year the loan of 15.5 million euro was renewed at the Euribor rate +0.3 points from Banco di Napoli. Also, in early 2002 a medium-long term credit line of 60 million euro was obtained at Euribor +0.65

points from a pool of banks headed by Banca Popolare di Verona – Banco S. Geminiano e S. Prospero. This loan is repayable in three instalments falling due in January 2006, 2007 and 2008. In December 2001 the first instalment of the original pool loan of 103.3 million euro was repaid, for a total of 34.4 million euro.

Net financial indebtedness as at 31 December 2001 totalled 176.4 million euro (177.1 million euro as at 31 December 2000). Changes during the year are shown in the following chart:

	2001 Euro/000	2000 Euro/000
Opening indebtedness	(177,087)	(160,171)
Exchange rate differences on opening indebtedness	(910)	(1,666)
Cash flow from operations	47,322	47,876
Decrease (increase) in working capital	(3,683)	11,413
Investment in tangible fixed assets and suspended costs in intangible fixed assets	(27,216)	(18,714)
Proceeds from sales of fixed assets	2,936	548
Increase in capital by stock option	444	77
Ordinary dividends paid out	(8,904)	(6,456)
Increase in indebtedness due to the acquisition of investments	(6,792)	(11,765)
Purchase of treasury stock	(1,860)	(2,988)
Special dividend paid out	-	(33,766)
Other changes	(679)	(1,475)
Closing indebtedness	*(176,429)*	*(177,087)*

The exchange rate difference on the opening net cash position concerns loans of U.S. subsidiaries.

THE COMPANIES IN THE GROUP

As at 31 December 2001 the Interpump Group is composed of a structure headed by Interpump Group S.p.A., which holds an direct and indirect controlling stakes in the capital of 25 companies working in three business sectors (Industrial, Cleaning and Hydraulic).

The Parent company, with registered offices in Sant'Ilario d'Enza, produces high and very-high-pressure plunger pumps for the Industrial Sector, and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in its financial statements, enclosed in the annual report.

Relations with non-consolidated subsidiaries and associates, and also relations with related parties, are conducted at normal market conditions and have been described in analytical detail in the annual report.

THE COMPANIES IN THE GROUP

Company	Share Capital Euro/000	Controlling interest	Registered Office	Main activity
Interpump Cleaning S.p.A.	5,165	100%	Vaiano Cremasco (CR)	High-pressure washers (Cleaning Sector)
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Industrial Sector)
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)
Sit S.p.A.	105	60%	Sant'Ilario d'Enza (RE)	Sheet metal drawing, blanking, and pressing (Industrial Sector)
Teknova S.r.l.	362	100%	Casalgrande (RE)	Industrial floor sweepers (Cleaning Sector)
General Technology S.r.l.	780	77.5%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)
Oleodinamica Pederzani e Zini S.p.A.	3,120	80%	Calderara di Reno (BO)	Hydraulic pumps and power take-offs (Hydraulic Sector)
P.Z.B. France S.a.r.l.	32	80%	Peltre-Metz (F)	Sales of hydraulic pumps and power take-offs (Hydraulic Sector)
General Pump Companies Inc.	1,854	70%	Minneapolis - USA	High-pressure pumps distributor (Industrial Sector)
Interpump Hydraulics S.p.A.	2,632	80%	Nonantola (MO)	Holding company of the Hydraulics Sector
Hydrocar S.r.l.	104	80%	Nonantola (MO)	Hydraulic pumps and power take-offs (Hydraulic Sector)
Hydrometal S.r.l.	130	80%	Sorbara di Bonporto (MO)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
Hydroven S.r.l.	200	40.80%	Tezze sul Brenta (VI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
A.V.I. S.r.l.	10	40.80%	Varedo (MI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
Hydrocar France S.a.r.l.	100	79.97%	Brie Comte Robert (F)	Sales of hydraulic pumps and power take-offs (Hydraulic Sector)
Hydrocar Roma S.r.l.	10	56%	Modena	Sales of hydraulic pumps and power take-offs (Hydraulic Sector)
Interpump Hydraulics Asia Pte Ltd	96	56%	Singapore	Sales of hydraulic pumps and power take-offs (Hydraulic Sector)
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and development
Muncie Power Products Inc.	847	67.66%	Muncie (USA)	Hydraulic pumps and power take-offs (Hydraulic Sector)
IP Floor S.p.A.	952	100%	Portogruaro (VE)	Floor scrubbers (Cleaning Sector)
Interclean Assistance S.A.	457	66%	Epone (F)	Sales of cleaning appliances (Cleaning Sector)
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Trolleys for cleaning (Cleaning Sector)
Ready System S.r.l.	250	26.01%	Saccolongo (PD)	Trolleys for cleaning (Cleaning Sector)
Pulex S.r.l.	15	58%	Brescia	Window cleaning equipment (Cleaning Sector)

THE COMPANIES IN THE GROUP

Company	Sales €/millions 2001	Sales €/millions 2000	Average number of employees 2001	Average number of employees 2000
Interpump Cleaning S.p.A.	92.6	76.7	366	389
Unielectric S.p.A.	46.2	45.2	186	181
Soteco S.p.A.	38.1	38.6	280	281
Sit S.p.A.	3.7	3.5	22	22
Teknova S.r.l.	11.2	9.8	61	57
General Technology S.r.l.	3.7	6.3	34	37
Oleodinamica Pederzani e Zini S.p.A.	21.4	18.6	125	120
P.Z.B. France S.a.r.l.	2.2	2.0	7	7
General Pump Companies Inc.	39.9	41.6	96	101
Interpump Hydraulics S.p.A.	1.8	1.6	10	8
Hydrocar S.r.l.	30.9	29.6	97	96
Hydrometal S.r.l.	9.0	9.3	27	30
Hydroven S.r.l.	4.2 **	*	16	*
A.V.I. S.r.l.	4.3	3.8	8	8
Hydrocar France S.a.r.l.	3.6	3.9	12	12
Hydrocar Roma S.r.l.	1.9	1.8	2	2
Interpump Hydraulics Asia Pte Ltd	0.8	1.2	4	4
Interpump Engineering S.r.l.	2.0	2.1	18	17
Muncie Power Products Inc.	59.8	64.1	236	238
IP Floor S.p.A.	11.9	12.1	64	70
Interclean Assistance S.A.	13.3	11.5	46	42
Euromop S.p.A.	15.4	15.8	86	88
Ready System S.r.l.	5.2	2.3 **	26	25
Pulex S.r.l.	6.4	(a)	32	*

* = income statement not consolidated - ** = 6 months
(a) = income statement has not been consolidated. Sales totalled €/millions 6.2



EVENTS OCCURRING AFTER THE END OF THE YEAR AND THE BUSINESS OUTLOOK

Since the close of the year the current business of the Group has proceeded, generating, in the initial months, growth of turnover with respect to the equivalent period in 2001.

As mentioned earlier, in January 2002 a loan was taken out for 60 million euro to finance the acquisitions strategy that the Group intends to pursue.

Also, February 2002 saw the exercising of stock options relative to the third tranche of the first stock option plan and the second tranche of the second plan. The subscription led to an increase in share capital totalling 278,000 euro and in the share premium reserve of 280,900 euro.

We also draw your attention to the tax inspection that was carried out at the Group Parent company, as detailed in the supplementary notes of the annual report.

Considering the short time span that has passed since 31 December 2001, also in the light of the limited time covered by the order book, we are not currently in possession of sufficient information to be able to make forecasts regarding the trend in 2002. There are however, no events suggesting that the Group cannot continue along the positive growth trend of recent years.
On 1 March 2002, the Interpump Group acquired several assets from the Gansow Group in Germany. The Gansow Group is one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. As of January 2002 The Gansow Group has been in receivership due to a serious cash-flow deficit that arose in the second half of 2001. In 2000, the date of the most recent approved financial statements, consolidated turnover of the Gansow Group amounted to approximately 40 million euro. The range of products, the trade mark, and the service network in Germany present high levels of potential synergy with the Interpump Group Cleaning Sector. The investment made by Interpump for the purchase of fixed assets, patents, inventories and goodwill totalled 3.7 million euro.

For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which the Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting from 2003, and still more in subsequent years, with the rationalization of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.

KPMG Assurance

KPMG S.p.A
Via Passarotti, 6
I-40128 BOLOGNA BO

Telephone +39 (051) 6311975
Telefax +39 (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 22 March 2001 for our opinion on the prior year consolidated figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 18 March 2002

KPMG S.p.A.

(Signed on the original)

Franco Garilli
Director

The information herein reported have been extracted from the annual report, which can be downloaded from the website **www.interpump group.it** and requested to

Interpump Group S.p.A.
Via E. Fermi, 25 - 42040 Sant'Ilario d'Enza - RE
Fax: +39 0522 904444
e-mail: fgest@interpumpgroup.it

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